D U N D E E C O R P O R A T I O N

2004 Annual Report

D U N D E E C O R P O R A T I O N

Serving our shareholders, our clients and the community at large.

Table of Contents

Chairman’s Report	2

President’s Report	3

Management’s Discussion and Analysis	18

Financial Statements	51

Statement of Corporate Governance Practices	83

Corporate Directory	90

Shareholders’ Annual Meeting

The Annual Meeting of Shareholders of

Dundee Corporation will be held on Thursday, June 23, 2005 at 3:00 p.m. (Toronto time) at the Design Exchange 234 Bay Street, Toronto, Ontario

This annual report covers the affairs of Dundee Corporation. Shareholders are advised that Dundee Corporation’s principle subsidiaries and affiliates – Dundee Wealth Management Inc. and Eurogas Corporation, as well as Dundee REIT, Breakwater Resources Ltd. and Dundee Precious Metals Inc. each publish their own annual report.

For more information on these companies, contact the Secretary of Dundee Corporation for a copy of their annual report.

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C H A I R M A N ’ S R E P O R T

Harold P. Gordon, Q.C.

Musings from the Chairman

Corporate Governance

The Sarbanes Oxley Act of 2002 (SOX) was enacted as a result of a series of corporate scandals and the market and public reaction to these scandals. This legislation is an attempt by politicians, by specific rules rather than by principles, to reduce or eliminate the risk of these scandals reoccurring, to lead to better financial reporting and to deter fraud. This legislation includes SOX 404, which is management’s assessment of internal controls, and to comply with Section 404 of SOX has proven to be a very costly and time consuming exercise as well as putting new demands on our personnel. To help corporations with this compliance there has arisen an industry of service providers who have recognized this new revenue opportunity.

For December 31, 2006 Dundee is obliged to conclude that we comply with the internal control attestation requirements of this legislation, and our auditors must be in agreement.

However, while the initial burden of complying with SOX 404 is consuming significant resources, we will be left with the annual burden of maintaining this compliance as there is no end date for Section 404 compliance.

Our people are working diligently and I am confident that we will achieve the appropriate conclusion on schedule, but the costs in financial and human terms are expensive.

It all leaves one to wonder when the pendulum will swing back to the middle.

I was made aware of a Booz Allen Hamilton recent survey that concluded that more shareholder value was wiped out in the five year period from 1999 to 2003 as a result of mismanagement and poor execution of strategy than was lost through all the recent compliance scandals combined. Ned Goodman has concluded in a report to shareholders that the annual costs of compliance will be greater than all of the monies misappropriated.

I am reminded of Karl Marx’s remark about history repeating itself, the first time as tragedy and the second as farce.

Warren Buffett recently said board members should behave as if they owned the place and characterized them as being either Chihuahuas or Dobermans. In that light our board members’ contributions have been important, meaningful and appreciated. Thank you my fellow owners and Dobermans.

Harold P. Gordon, Q.C. Chairman May 16, 2005

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T H E C H I E F E X E C U T I V E O F F I C E R ’ S R E P O R T

Ned Goodman, CFA

Dundee Corporation Annual Report – 2004

Corporate governance continues to be a fascinating area for both academics and journalists and many others who have now figured out a new way to earn fees. Everyday one hears about new governance awards being offered to those who complete the necessary questionnaires with the checkmark opposite the correct box. There are many companies and university programs that have been set up for profit to “teach” governance and instruct directors as to what good governance is all about. Didn’t anyone ever go to Sunday school and learn about at least the one important commandment of the Ten?

All of this in spite of the fact that there have been many studies completed that cast significant doubt on the presumption of any correlation between governance and corporate performance.

Good governance seems to have little if any relationship with performance and the compensation of CEO’s seems to relate more to the size of the company and the compensation of peer group companies rather than any actual degree of difficulty of the job or performance of the company.

Governance benchmarks and rankings have been created by adherence to those check lists prepared mostly by copying the personal biases of many who are not really involved or informed about business or its day to day difficulties. There are many companies in our corporate world who have executives of integrity who are incentified by a system that rewards long term thinking with their interest fully aligned with all shareholders. We believe that we are one of them.

We run Dundee Corporation using the same parameters that we have learned as investment managers. We know that if we are only reacting to change – we are too late. To provide the corporate performance that we desire we must anticipate change. We have to regard and understand change as an opportunity and then make it happen. This is the attitude I bring to developing the strategic direction of our company as well as the attitude we take to our fiduciary investment portfolios. Warren Buffett once said, I am a better businessman because I am an investor and a better investor because I am a businessman. But there is a difference, in the business world the goal is not to speculate on what may happen but to concentrate on what you can make happen.

Our newest colleague, Dr. Martin Murenbeeld, the Dundee Wealth Group’s Chief economist, outlines his thoughts on recent economic developments in his monthly report which is included with this report. For my part, I know the danger of using those words that suggest that “this time it may be different”. But with the necessary feeling of trepidation I somehow believe that they may be appropriate in today’s economic climate. Bill Miller of Legg Mason fame puts it differently by saying “My view is that it is different every time and that the relevant analytical exercise is to figure out what the differences are ... so that one can make sensible investment decisions”. Agreed. Successful investing also teaches us to know that we can never be totally certain about the future. Everything we do must make some allowance for the possibility that the future may not materialize as we expect.

It is our job to establish believable secular – that is – long-term, trends and apply a long-term approach to our business intensity. As asset managers at Goodman and Company, we are a bottom up intensive research group who strive to find great businesses. We have a “foot on the street” research approach which begins with disciplined proprietary screens which

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look into the entrails of great companies with potentially attractive returns which are possibly mispriced in the market place. We do so to see ourselves providing the investment performance that we and our clients strive for. We don’t worry about market benchmarks. We meet the companies, their competitors, vendors and customers. Research is fundamental to our disciplined investment process.

Built into our thinking is the fact that while it is about 500 years since Columbus discovered America, America is only just awakening to the discovery of the rest of the world. And even more important, both Wall Street and Main Street USA, even today, cannot accept the fact that our western economic situation has significantly changed because the biggest growth in the numbers of future new customers is coming from the emerging economies – in particular China – where improvements in the standard of living means that the number of consumers is expected to rise nearly tenfold in the next ten years.

Napoleon said it best when he said, “Let China sleep, for when it wakes it will shake the world”. China went to sleep in the early 15th Century. From that point onward, they were overrun by Mongol armies and they lost their Siberian assets to Russia and the control of their own Coastline to British and French Naval Powers, and by the late 1800’s China was virtually helpless with about its only success related to increasing its population.

Much of the 20th Century brought nothing but woe to China, succumbing to Communism in 1949 which failed to build a modern industrial nation. But from 1980 to today, after Mao was gone, China has for all practical purposes discarded Communist ideology and begun to work on economic growth with remarkable speed. China has been quietly growing their economy by 8-10% per annum on average for the last 25 years and the momentum continues even while America is in denial and disbelief.

What are the major long-term secular trends which we find necessary to be aware of? Amongst many unalterable trends we include basic population demographics and the rise of activism and its close cousin, actual terrorism, and an overpowering regulatory and governance environment. As well the fact that we are living in the aftermath of the bull market of a generation, 1982-2000 – and the memory of the March 2000 stock market bubble burst which has changed investor behaviour. The emotions of greed and hope have given way to those of fear and caution and a desire for current income from investment.

But of utmost importance is that we must learn to respect globalization as a major secular trend especially the China story along with globalization in general – the demographics of Canada and the rest of the world along with the rise of consumer power and preferences. We regard these and the reinvigorated regulatory environment as major trends that have combined to move the world, as we know it, totally out of balance. These and other out of balance major trends are converging and combining to change especially the world of commodities and resources which we once thought were infinite in supply, to become very scarce resources creating challenges and opportunities for investment.

We know that we must remain prepared for a wide range of possible outcomes in the market place. The world being out of balance means that we must expect the unexpected and be prepared not only for the possibility of disaster and catastrophe but even and probably for the wildly positive. The 1990’s marked one of the greatest expansions of global economic integration and wealth creation in human history. We had liberalization of trade and investment policies acting in concert with massive technological advances in communication and data transmission which supercharged the movement of goods, services, capital, ideas, and helped spawn incredible things. Today we have to realize that it’s a small world and it is getting smaller, and all of the above is now available in better form and globally to all of the world.

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In very few years from now the majority of the world’s population will live in cities and will be demanding living standards that include many things that we take for granted. Even today Asian cities alone are home to 1.5 billion people – more than the urban centres of Europe, North America, Australia and Latin America combined. By 2015 it is expected that the developing world will likely have many cities with a population that exceeds that of Los Angeles. What we have been witnessing for the last few years since the stock market bubble burst in March 2000 is that many so-called investment experts were prepared to believe strongly in their own heuristic biases and questionable abilities. As a result they have been totally surprised by the unsuspecting events that have unfolded. Today, the Wall Street “gurus” are negatively reacting to those things that others were fortunate enough to anticipate and took as something different and opportunities for investment. To most it seems to have come out of the blue – Japan and Germany, the world’s second and third largest economies, moved into recession territory in 2004 and even in the US we saw a marked slowdown in GDP and productivity growth as the year came to an end, and which appears to continue at time of writing.

Stephen Roach of Morgan Stanley talking about the world out of balance said it better than I could – “the case for an unexpected weakening in the global economy is not that hard to fathom. It is part and parcel of the persistent strains of an unbalanced world where – big economies are utterly lacking in the core support of self sustaining internal demand.”

Globalization is believed to be either the most positive force in the history of humanity or the most vile. The correct view is that it is neither the end of the world nor the end of the rainbow. It is just one more thing out there that we have to be aware about. Along with these global secular trends, we have to see how it will intertwine with the many powerful influences and perceptions of investor mass psychology.

The rise of China and India with a population base of 1/3 of the world is not only about a flood of cheap imports and services and the decline of certain segments of the manufacturing sectors in other countries, or the outsourcing of jobs – as important as these trends are. It is not an exaggeration to say that the rise of China alone is a watershed event that is changing the global economic and investing landscape that is on a par with the rise of the United States as a global, economic, political and military power over 100 years ago.

Yes, the fact that the world is out of balance may make this time actually different from those of the past. At Dundee we are operating on the belief that we should be prepared for some future events that may be either disastrous or wildly positive, but more importantly – it is a time for caution. The years ahead cannot be known from recent history and should be treated carefully. This is said with optimism, not necessarily with negativity.

The modernization of China is a tremendously bullish development for the entire global economy and especially for Canada. China is creating a massive new source of demand. It also creates new sources of supply and this clearly causes pain for less competitive producers in other countries. However, in overall terms, China’s emergence as a consumer of industrial and resource product as well as a low-cost producer will be a positive supply side shock for the global economy and should serve to raise real incomes everywhere.

As an emerging economy, China’s growth path will not always be smooth. Nevertheless, fears of a near-term bust are overdone. With domestic inflation very tame, the Chinese authorities have no need to impose drastic policy restraint and likely will not have either a hard or soft landing as they prepare for the Olympics in 2008 and the World’s Fair in 2010.

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At Dundee as business people or investors and for our fiduciary clients we stand in preparation for these super secular trends and for the very wide range of possible outcomes that could occur. Outcomes, as suggested, that could range from the disastrous to the wildly positive.

For starters we have certainly entered a new era for energy – an era where simplistic Economics 101 thinking that higher prices will simply encourage more supply will be proven wrong. In the US – despite sustained exploration activity – domestic oil production has been in steady decline for over thirty years. All the easy big fields have been found and the new and improved exploration technology of today is only finding smaller and smaller reserves of oil and gas in difficult places.

We are in an era where prices will have to reach a level sufficient to constrain consumption and develop alternative energy sources in order to match our needs to the future supply that remains available for delivery. Perhaps even the $100 per barrel highlighted in the much publicized report by Goldman Sachs and later by CIBC.

Our Dundee Corporation portfolio of wealth management, resources and real estate, in particular vacant land, for housing in strategic parts of our country, allows us to sit well in full anticipation of whatever secular trend may occur. We are in position to expect the unexpected.

The tangible assets we hold through our real estate, gold, and hydrocarbon holdings provide the protection allotted to tangible assets during a period that we potentially foresee as a new inflationary era, a paradigm that is existent for at least asset valuations but has the potential to develop eventually into consumer prices. Our significant interest in financial assets through our Dundee Wealth Management holdings and the recent creation of our bank, Dundee Wealth Bank, allows us to lean in another direction.

History has proven that success in long term investing depends on adjusting the allocation of assets not to their prospective weights as they used to exist but to where they may exist in the future. Prior asset allocation and prospective returns are today being based on the returns of the 1980’s and 1990’s – a generational bull market based on the world’s acceptance of capitalism, the elimination of the Cold War, a declining interest rate environment accompanied by global disinflation. Those conditions are not what we see on the current secular horizon.

As is my usual practice, I attended this year’s Annual and General meeting of Berkshire Hathaway in Omaha on April 30. At that meeting and in their annual report and in previous news articles, Warren Buffett said he is maintaining his $21 billion bet against the US Dollar and would like to increase it … he would be buying more foreign currency contracts if it weren’t for Vice Chairman Charles Munger’s skepticism about the fact that the country’s trade and budget deficits may cause the Dollar to slump.

Buffett said that “Berkshire owned about $21.4 billion of foreign exchange at year end, spread among 12 currencies. As I mentioned last year, holdings of this kind are a decided change for us. Before March 2002, neither Berkshire nor I had ever traded in currencies. But the evidence grows that our trade policies will put unremitting pressure on the dollar for many years to come – so since 2002 we’ve heeded that warning in setting our investment course.” (Berkshire Hathaway 2004 Annual Report, page 19)

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I asked Dr. Martin Murenbeeld, our chief economist, to explain to me why Buffett is shorting the dollar and not buying gold. Martin is a typical economist as described by John Maynard Keynes – an economist “must be mathematician, historian, statesman, philosopher. He must contemplate the particulars in terms of the general and touch abstract and concrete in the same flight of thought. He must study the present in the light of the past for the purposes of the future”.

Martin’s answer is that “gold pays no interest; it only returns (over the long term) the equivalent of inflation. Short-term interest rates typically include a “real” component along with an inflation component; over the long haul short-term interest rates “do better” than gold. This is not so for the short-term, where the short-term can be as long as 10-15 years. Another answer is that Buffett is probably more “comfortable” with financial instruments than “hard” assets as such – “you hoe the row you know”.

“We can broaden the discussion by noting that there are many ways to bet against the Dollar. (Baby Boomers are betting against the stock market when buying multiple houses, but they may not see it that way!) One way to bet against the Dollar is by buying foreign currencies. Given the high negative correlation of gold with various Dollar indices, gold is another way to bet against the Dollar.”

“Gold isn’t only a bet against the Dollar however! Gold is a bet against inflation, against monetary profligacy, against bank disasters, against any and all events that cause monetary policy to “devalue” the purchasing power of a currency and to cause investors to shy away from holding that currency as a store of value. Since such events are not limited to the Dollar per se (although the high political onus on economic growth means that the Fed is often seen as the central bank most likely to be the first to “devalue” its own currency) gold is also a bet against other currencies that will be negatively affected by domestic monetary policy.”

To continue quoting Martin –

“In the current international economic environment, where I believe the dangers continue to be one of excess supply of consumer items and low growth in consumer demand in all regions but the US, the onus on boosting demand has naturally fallen to the US. And it has responded; ergo, the current account is deeply in deficit. A better balance in the world economy will occur when other regions also boost consumer demand, i.e. reflate (ease monetary policy). This will undermine the “value” of those currencies, meaning they may not continue to rise against the Dollar, and meaning they should sink against gold. Indeed, widespread reflation will mean that all currencies are “devaluing”, meaning gold should rise to a greater or lesser degree against all currencies. One could foresee gold rising against the Dollar even while the Dollar remains stable or rises against the overseas currencies, if the US ends up reflating less than the other economies.”

“Not unrelated, the current international economic environment has significant financial dangers inherent to it – ranging from a seriously stretched Asian banking sector, to record household and government debt levels which will soon rise dramatically as baby boomers start retiring. It follows that the pressure to “print” money – notably in Europe and Japan where the demographics are worse than in the US – will rise regardless. This also argues against a foreign currency play, and argues for a gold play instead.”

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In short, Martin thinks that Buffett is simply more “comfortable” with currency bets. He uses what appear to be simple currency forwards, where the upside and downside risks are easily perceived and well understood. I think that what Martin is saying is that we should be “short” all currencies, and there is only one way to do that – Gold; which brings me to our $85 million current market position in Dundee Precious Metals Inc., our leveraged way to own gold.

Dundee Precious Metals

Dundee Precious Metals is a simple story which allows us to participate in the expected rise in the gold price as the company builds out and develops its precious metal assets. The company has a very strong financial position with no need to seek new financing holding over $250 million of working capital and ancillary investments in other precious metal issues. By 2007 for their own account the company expects to produce approximately 350,000 ounces of gold at a very low production cost.

2004 was the year of the company’s reorganization during which our Dundee Wealth was paid $27 million to cancel its management contract pertaining to the previous investment portfolio – a portfolio managed by my son, Jonathan, in concert with our Goodman & Company Investment Counsel. A portfolio which increased in value by over 20% compounded per annum in the previous eleven years. The year 2004 was a great year for Dundee Precious Metals. Not only was an opportunity identified but the company was restructured to be an operator and take advantage of that opportunity. We are very proud and pleased with the excellent group that Jonathan has put together as a technical team to develop the assets of the company.

During 2004 the company completed a drilling program at their operating gold-copper mine in Bulgaria and confirmed resources of 3.21 million ounces of gold and 370,000 tonnes of copper.

A new life for the mine has been started, leading to an increase in annual production to 1.5 million tonnes by 2006 and a more efficient and clean autoclave methodology to extract the gold and copper by 2007.

At the same time a feasibility study has been completed for the construction and operation of a new gold mine with expected annual production of 140,000 ounces of low cost gold by 2007.

The company has worked hard at finding other opportunities. The first such opportunity is the Back River property where an option to earn a 60% interest in the project was recently acquired. A 2005 exploration budget for this advanced stage exploration project is $10 million and is mainly aimed at increasing the gold resources.

The passion for excellence found at every corner of the Dundee Precious world is most apparent to those who visit the company and if they say that great people make great mines they appear to have both. During 2005 the company intends to continue with the same passion for the previous high standards of the company that should position DPM as a new kind of gold company.

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Dundee Resources

Dundee Resources, our wholly owned subsidiary which was previously headed by Jonathan Goodman, has recently taken on Murray John as its President. Murray is a mining engineer graduated from the Camborne School of Mines and an M.B.A. from the University of Toronto. Murray is well known to us – he worked as a portfolio manager for Goodman & Company for 3 years before joining Dundee Securities in their investment banking operation. Murray also oversees the Goodman & Company CMP and Canada Dominion flow through financings which allows us to review many opportunities for good resource investments. In the near future we intend to float Dundee Resources as a stand alone resource merchant banking public company and invite other investors to participate in a limited partnership providing merchant banking services to the resource industry. We will do this in concert with our subsidiary, Goodman & Company, Investment counsel – the former investment manager of the top performing precious metal fund, Dundee Precious Metals.

Having presented Dundee Precious Metals, we outline below two other of the more significant holdings of Dundee Resources.

Breakwater Resources Ltd.

From 1974 to 2003 world zinc consumption grew by 1.6% with China and India leading the way with growth rates of 8.4% and 4.4%. As we go forward after 20 years of low prices, the trend of growth should increase. Chinese consumption is now over 20% of world consumption and U.S. consumption is rising relative to their ability to produce, making it a natural market for Canadian produced zinc.

Breakwater is one of the top ten zinc producers in the world. The Company’s vision is to profitably grow its business and increase its ranking amongst global zinc concentrate producers, and the base metal sector in general.

The completion of the 2004 processing expansion at the company’s El Toqui operations in Chile will allow the plant to increase production to 520,000 tonnes in 2005 from 467,000 tonnes in 2004. This higher throughput will provide more metal production at a reduced unit cost. The company continues to get very positive results from the El Toqui exploration programs and plans to continue the exploration work in 2005, with the goal of increasing resources and upgrading existing resources to reserves.

The Myra Falls mine, acquired in 2004, was a significant event for the Company and will be a major focus in 2005. The Company has made important changes to the on-site management and believes there is an opportunity to significantly improve the performance of this mine, and through exploration extend its life.

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Eurogas Corporation

We own 51% of Eurogas Corporation, a company with officers in Calgary and Madrid and trading with a market capitalization of approximately $100 million on the Toronto Venture Exchange.

Along with our partner and friend, Julio Poscente, we were part of the founding group that created Eurogas Corporation in 1995. The idea was to execute a business plan entailing the acquisition and development of diverse but potentially high-impact energy projects in Spain, Tunisia and Russia. Success in any one of these projects – it was felt – could result in extraordinary growth for the Company.

In Russia, we negotiated a partnership agreement aimed at the development of a massive natural gas/condensate field in Western Siberia. In Tunisia, we acquired large tracts of land over internally-generated geologic concepts and known oil accumulations. In Spain, we identified an opportunity to develop a world-class, underground natural gas storage facility and, to that end, acquired the rights to the abandoned Amposta oil reservoir. Recognizing the need for a reliable and non-dilutive source of capital to systematically advance these projects, we then acquired non-operated producing oil and gas properties in Western Canada.

Adhering to the underlying premise that the success of Eurogas was not dependent on bringing all three projects to fruition, management increasingly focused on the most responsive projects. As investment risks in Russia grew, we decided to sell our interests in that country and to redeploy cash realized from the sale to our projects in Tunisia and Spain. Moreover, as our projects in Tunisia and Spain matured, it became increasingly evident that the Company’s Canadian properties and production held potential for greater shareholder value if used as a nucleus for a new, independent, full-cycle oil and natural gas company. Accordingly, we reorganized and a new company Great Plains Exploration Inc., of which we now own 24%, is under independent management, listed on the TSX carrying a market capitalization of $48 million. In June 2004, virtually all of Eurogas’ Canadian properties were rolled into Great Plains; the shares of Great Plains were then distributed to Eurogas shareholders.

Following the reorganization of the Eurogas assets the Company completed a major 3-Dimensional seismic program in Tunisia to delineate two known oil accumulations on the Company’s significant offshore Sfax permit. Concurrently, the company launched the pre-development program on the Amposta underground natural gas storage project located offshore Spain’s east coast. Following reprocessing of vintage seismic over the Amposta structure and completion of a “Design Basis Memorandum”, in December 2004 Eurogas undertook the drilling of the Castor #1 well at a cost of $13 million. Eurogas’s technical analysis was proven correct by discovering the existence of an extensive system of undrilled high attic areas on the Amposta structure. These attics house significant volumes of recoverable oil. During March 2005 the company completed a modern high-resolution 3-D seismic program over the Amposta structure to better define the size of these attic areas. This is the data required to accurately locate the wells that will be used to drain the remaining oil from the reservoir before converting the field to gas storage and the wells to gas injection/retrieval wells. The second well in the Amposta development program is planned for drilling during the fourth quarter of 2005 and will be based on the, as yet uncompleted, new seismic interpretation.

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Underground natural gas storage is a critical infrastructure requirement for Spain’s rapidly growing natural gas industry, and Amposta is capable of providing 25 percent of the country’s requirement. A complete description of the Amposta project is available in the recent Annual Report of Eurogas.

In Tunisia the company is actively engaged in exploration programs on the onshore El Hamra permit in southern Tunisia and the Sfax permit offshore in the Gulf of Gabes. On the El Hamra permit, in which Eurogas holds a 20 percent interest, Eurogas was financially carried through the drilling of the EH-1 well which was deemed dry and was recently abandoned.

On the Tunisia Sfax permit, a 350 square kilometer 3-D seismic program was shot in 2004 over two previously discovered oil accumulations in order to delineate the structures and identify the likely drilling locations for a well that is planned for the fourth quarter of 2005 or early 2006. The Sfax permit lies in the shallow water of Tunisia’s Gulf of Gabes and is located on a hydrocarbon fairway that starts in Libyan waters. Eurogas can outline proven hydrocarbon systems on the Sfax permit. Adjacent to the permit there are seven producing fields that have combined proven reserves in excess of 500 million barrels of oil and 2 trillion cubic feet of gas. In 2004, Eurogas completed a high-resolution 3-D seismic program over the permitted oil accumulations to define the size and to determine optimal drilling locations to develop the field. Moreover, 12 additional prospects with combined oil potential in excess of 1.5 billion barrels have been identified on the permit but substantial geologic/geophysical studies are required to further define these additional prospects.

Eurogas holds a 45 percent interest in the highly-prospective Sfax permit. Atlas Petroleum Exploration Worldwide Ltd. (APEX) of Houston, Texas has a 55 percent interest and is operator for the partnership.

Eurogas has entered a new and dynamic phase of growth with the start of development of the Amposta underground natural gas storage facility in Spain and the development of semi-proven offshore oil in Tunisia. It is with great pleasure that I congratulate Julio and his management team that have taken us to this extremely exciting point leading Eurogas through this important growth phase.

Major projects, whether resource or otherwise, domestic or international, require patience and dedication on the part of shareholders. We have never wavered from providing our support to Eurogas management’s vision of bringing at least one of its significant projects to fruition. Measurable progress has been made each year, culminating in the exciting advance in the Amposta underground gas storage project during 2004.

Dundee Wealth Management

Dundee Wealth Management has the power to continue its momentum in its capture of an increasing share of the wealth management industry, which itself is growing. We have created well recognized and trusted brands that are investment solutions to a growing market of investors concerned about their income needs and their retirement needs. We are an investment centric company, not marketing centric as are some of our competitors.

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The corporate strategy is quite simple – we are an investment management company and our aim is to build scale in assets under management (“AUM”). We have chosen to do so by being diversified in our service and product offerings with the aim to be top performers in everything that we provide. Our asset management goal is to create wealth for both our clients and our Company.

We have a large network of independent financial advisors that carry the Dundee Wealth Management name and we maintain strong relationships with all major distribution outlets in the investment advisory channel. We deliver valuable performance to our clients whether it be in the form of income or capital gain. We have the embedded value to likewise provide our shareholders with an increasing intrinsic value of their shareholdings.

We are working hard to combine a network of financial advisors providing professional financial investment advice to a growing population of investors and a first class team of investment managers into a vertically integrated wealth producing operation. Our strategy is to pull it together such that the excellent products we develop are available to investors through all of the distribution channels that earn a fee for providing investment advice.

Our Company’s passion for the wealth management industry comes from the belief that good investment advice is critical to most investment decisions. Dundee Wealth Management’s very existence is based on the quality of advice delivered to investors through independent financial advisors. It is painful for me and many of our team to listen to the mantra of media and academics constantly diminishing the value of our life’s work. Whether it is challenging our integrity, or the ability of investment management to outperform an index, or challenging the fee structure of the industry, it all comes down to the question of the value of advice.

Our motto remains that “AUM creates our Value”. However, the only way we can increase our assets under management is by delivering good value to our clients and we are fortunate that during 2004 we have been able to increase our AUM by 21% from $12 billion to $14.5 billion. To do so during what has been considered by most of our peers to be a very difficult year, is a testament to our ability to provide investment performance and utmost service to our clientele. Our industry is very competitive and competition at all levels remains challenging. Overall compliance to regulatory supervision and the negative press that develops therefrom is often disheartening and only soothed by the fact that we have been able to keep our customers satisfied. Regulatory and media excessive oversight as well as media negativity on virtually every point has caused some of our largest competition to react by lowering the price for their services. We choose to compete in the age old method of providing better quality investment solutions, and great investment performance and client service.

The wealth management industry is being attacked by more than just healthy competition. Because of the market correction in March 2000, there has been significant regulatory, legislative, compliance and negative media attention inflicted on the wealth management industry. As a result of this, operating costs have increased and will continue to increase, but more importantly, in any company of fair-minded, honest people, there will be a high degree of fear and concern that honest mistakes will be made but will not be forgiven. The potential for humiliation and unjustified punishment has never been higher. In my 45 years as an entrepreneur, I have never witnessed an environment that is more unfriendly to entrepreneurial

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decisions than the environment we are currently in today. South of the border there has been a regulatory push by famed prosecutor Elliot Spitzer who has in many cases justifiably punished and curtailed massive systemic abuse. However, in Canada, this approach is for the most part, in my view, unnecessary and unwarranted.

We believe that Dundee Wealth is on the threshold with the momentum capable of achieving significant growth in our AUM and thus growth in the value of our company.

Dundee Realty Corporation

Dundee Realty is essentially in the land and housing business. We own over 3,600 acres of land, mostly in Western Canada. As we began the year in 2004, we did not have high expectations for our land business due to significant issues with our supply of land in Saskatoon and Calgary. Fortunately, the Edmonton and Regina markets performed very well and we ended the year with results similar to that of 2003. Aside from the financial performance, 2004 was very important because we were able to acquire additional land and received key approvals that will provide us with the ability to develop a steady supply of housing lots at higher and higher prices for many years to come.

Most of our land is in Saskatchewan where the economy has performed very well over the last few years and with the higher prices for energy, we expect this trend to continue. In fact, Saskatchewan has become one of only three ‘have provinces’ in Canada this year, along with Ontario and Alberta. Dundee Realty has held a strong land position in Saskatchewan for quite some time, however, our success in recent years has significantly reduced our inventory.

Our Saskatoon housing starts were down about 4% in 2004, driven in part by a limited supply of lots. Final approvals were received in 2004 for two subdivisions and approvals for a third are expected later this year. In total, we have about 1,200 acres of land approved for development, capable of providing over 5,000 housing units. As a result of these subdivisions coming on line, we are well positioned to restore our market share to our historic average of between 40% and 50%, and hopefully higher.

In Regina, our lot sales remained strong at 312 lots, representing a significant portion of all lots sold in the city, and our margins have increased from prior years. Our land bank in this market is considerable and we recently acquired an additional 500 acres in the south which will allow us to maintain our market share over the long term. We continue to be well positioned in Regina and have about 960 acres of land, likewise capable of providing around 5,000 housing units.

In all of Edmonton, housing starts increased by about 7% and our sales increased by about 3% to 393 lots. We have acquired 525 acres of land adjacent to an existing large development, increasing our overall holdings to 930 acres and extending the life of the project for a number of years. Because we have approval for the large development, each year all we have to do is attain approval for the sections that we want to service in the present year. We have also entered into a sale agreement for 48 acres of land that is expected to close in 2005 and will have a material effect on our financial performance.

2 0 0 4  A N N U A L R E P O R T                                                                                                                                                                                            13

The Calgary market remains strong with 8,200 housing starts (2003 – 8,500). Due to limited supply of land in 2004, we only sold 37 lots and 8 acres of land. This past year was a transition year for us in this market. Since we have sold all of our holdings for which we have approvals, Calgary will not contribute to our results until our large assembly of land is approved for development. The major initiative in this market is the development of 480 acres in south Calgary called Providence, which is capable of producing 3,400 housing units. The project was delayed for many years due to the need for agreements between various levels of government and others allowing for the southwest ring road. An agreement was reached and announced in early 2005. Last year a four-lane road was built to replace a one-lane bridge across Fish Creek River, which has also impeded development. Now that these issues have been resolved, the development process will begin in earnest. Lot sales are expected to begin in 2006 or 2007.

In addition to land development, we build homes and condominiums in a number of markets including Toronto, Calgary, Saskatoon, Regina and Colorado. In Saskatoon and Regina we build homes to support our land sales. In 2004, we sold 193 houses in the two markets representing increased volume and increased margins. Based on current orders, we anticipate that 2005 will also be a good year.

The construction of the Pantages Tower in downtown Toronto was completed in 2004. Sales to the end of March 2005 totaled 515 of 552 units. The sold condominiums have been turned over to their owners, our partner has repaid the loan we provided to them on the purchase of their interest in the development and all third party debt has been paid off. The second adjoining tower, Opus, was also recently completed and owners took occupancy in 2004. The units were registered in 2005 and the sales were booked in 2005. Currently, approximately 6 units remain unsold.

The Princeton, a luxury condominium project in Calgary in which Dundee Realty is a joint venture partner, is two thirds pre-sold. Construction is currently at the 7th floor and completion is expected in 2006. With fixed construction costs and pre-sales proceeding steadily, we are confident that we have broken the back of this project. Initial planning has also begun for the next and last phase of this project, which has density capacity for a further 220 units.

Our plans for the Distillery District in Toronto are proceeding as planned. This unique project has required significant efforts by management, but we are beginning to see the results. Additional leasing has taken place, we are beginning renovations of the Stone Distillery that will result in another 35,000 square feet of leasable area and we are committed to landscape the common areas. In addition, we have launched ‘Pure Spirit’, a 400-unit condominium building on the northwest corner of the Distillery District. The development has been well received and pre-sales are strong. Completion of the building is expected to be in 2008.

One Arrowhead Place, a 26-unit luxury condominium development at the base of one of the Beaver Creek ski hills in Colorado, is sold out and topped off. We anticipate that it will be completed in October 2005 and that we will achieve our projected margin.

At Meadow Rivers near the ski lifts of Keystone in Colorado we have commenced with the phased construction of 14 units ranging in price from about $850,000 to $1.2 million. We have released four units and sold three. This project is unique because of its location by the river and within walking distance of the lifts.

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Our ski hill – Arapahoe Basin – is having an exceptional season.The snowmaking equipment installed two years ago is yielding higher returns than anticipated. The ski area is currently operating ahead of budget as well as last year’s results because of increased skier days. We appear to be enjoying a reasonable spring, and expect a record year for operational profits.

Subsequent to the end of 2004, we agreed to acquire four apartment buildings, consisting of approximately 550 units, in the northern end of Toronto. The purchase price is $47 million and will be financed with a $36 million, ten year CMHC insured loan at 4.74%.

Dundee REIT

We founded and own 32% of the successful Dundee REIT. 2004 was very good for the REIT in many respects, ending the year with a share price of $25.60 delivering an all in 19% total shareholder return for the 12 months. $185 million worth of Dundee REIT securities were issued and $217 million of quality assets were acquired. The Dundee REIT distributes 18¢ per month per unit to its unitholders which we took in the form of REIT units during 2004, increasing our ownership.

The underlying property market continues to be challenging but active. Occupancy rates across the REIT portfolio have remained steady or increased for the last four quarters and ended the year at 94.5%, up about 2% from a year ago.

The real estate investment market remains very hot with record setting prices for large asset transactions in both the industrial and retail sectors. Capital continues to flow into the real estate sector including significant participation from foreign investors. The biggest recent influence, however, is the reemergence of pension funds looking to invest significant capital in real estate. The general view, which seems to be well supported, is that real estate prices will continue to rise, and current prices while at record levels are still below replacement cost.

To counter the increased activity in late 2004, the Dundee REIT has recently shifted its acquisition focus to concentrate on individual assets priced between $5 million and $25 million versus large portfolios because better value could be achieved for the same quality of properties.

As a result of our restructuring in 2003 we have been provided significant opportunities to grow our real estate business profitably. We are very pleased to be operating real estate income properties through a REIT format at such a favourable time.

Recent portfolio and large asset sales have set new records, with as much as 15% premiums over individual asset sales. Dundee REIT’s new strategy of looking only at individual properties has allowed us to acquire another $120 million of properties at a yield in excess of 8.75% with another $100 million of assets under contract at an annual yield in excess of 9%. With low interest rates and fair valuation of the unit price, Dundee REIT is well positioned to grow accretively.

2 0 0 4  A N N U A L  R E P O R T                                                                                                                                                                                            15

*****

The Governance and Nominating Committee of our Board had nominated the identical slate of directors for the ensuing year. Unfortunately Paul A Carroll, a friend and colleague and a founding partner and legal counsel in the original formation of Dundee Corporation has decided not to stand for re-election in order to pursue other business activities that are personal to him. His wise counsel will be missed, but our friendship and camaraderie remains. He will not be replaced and the size of the board will be reduced.

*****

Conclusion

We are riding the whirlwind of a world out of balance while most investors are awaiting the nostalgia of the halcyon days of relative global stability when investing was a no-brainer contest. Those days are over.

As Will Rogers once said, “Things ain’t what they used to be – and probably never was”. In a world that was connected by fewer threads, far away occurrences had a less immediate impact on companies and the psychology of our markets.

China, and soon also India, are placing the world out of balance. For a long time it was a major no-no for someone like me to construe that times are different, but this time it really is different. You have to go back to the early days in the United States of 100 years ago when the US itself was an emerging market to see what this new paradigm is all about.

On behalf of our board directors and all the shareholders of Dundee Corporation, I am pleased to say thank you to all of the people who directly or indirectly made 2004 another good year. To all of you, I say that: “We must ride the winds of change, meet the challenges that they present while taking advantage of the opportunities they give us.”

    `“Life is a walking dream.

    I’ve spent too much of my life worrying about the future to think about dominating the past.

    One dog barks at his shadow and 100 dogs bark at his barking sound.

    One man tells a lie and a dozen repeat it as the truth.

    The rich man plans for tomorrow; the poor man for today One generation plants the trees; another gets the shade

     No matter how strong, one beam cannot support a house

    Gold has its price; learning is priceless; family is priceless”

Sincerely

Ned Goodman, CFA May 15, 2005

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2 0 0 4  A N N U A L R E P O R T                                                                                                                                                                                                    17

D U N D E E C O R P O R A T I O N

Management’s Discussion and Analysis

DUNDEE CORPORATION (the “Company” or “Dundee Corporation” (formerly Dundee Bancorp Inc.)) is primarily a holding company dedicated to wealth management, real estate and resources through a variety of business activities and investments. Certain of these activities are carried out directly through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings. In each case, these investments include both publicly traded and private companies, and depending on our percentage ownership, will be afforded different accounting treatments in our consolidated financial statements.

Because we operate in three different industry sectors and because our investments differ by ownership, structure and associated accounting requirements, it often appears complex to analyze our results. It is important to mention that we do not view our Company as a fund, nor do we concern ourselves about the daily trading prices in the marketplace. For the most part, we have founded and built the companies that we own and we take an active role in their development, if necessary. As such, during any period, the market value of our holdings may change and the amounts that we record as investment gains and losses may fluctuate significantly.

This Management’s Discussion and Analysis has been prepared to include the requirements of Form 51-102F1 issued by the Canadian Securities Administrators and has been prepared with an effective date of March 24, 2005.

OPERATING SEGMENTS

WEALTH MANAGEMENT

The wealth management segment consists of the operations of our subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”), and the operating subsidiaries of Dundee Wealth. At December 31, 2004, we owned a 67% interest in Dundee Wealth, which was diluted to 64% in March 2005. This segment also includes our international wealth management operations which are conducted through our wholly owned subsidiary, The Dundee Bank, which is located in the Cayman Islands, and our banking activities conducted through our wholly owned subsidiary, Dundee Wealth Bank, which is scheduled to commence operations in 2005.

REAL ESTATE

The real estate segment consists of our 86% interest in Dundee Realty Corporation (“Dundee Realty”), a company operating primarily in the land and housing business, supplemented by the ownership of select revenue properties. Our real estate segment also includes our 32% interest in the Dundee Real Estate Investment Trust ("Dundee REIT").

RESOURCES

The resources segment consists of our holdings in a variety of resource entities, including our 51% owned subsidiary, Eurogas Corporation (“Eurogas”), our 21% interest in Dundee Precious Metals Inc. ("Dundee Precious") and our 14% interest in Breakwater Resources Ltd. ("Breakwater").

OTHER INVESTMENTS AND CORPORATE COSTS

Our remaining investments and the operating results from these investments have been included in our other investments and corporate costs segment. These investments may be accounted for on an equity basis if they are subject to significant influence by the Company, or they are accounted for at cost. This segment also includes our general corporate overhead costs, which are not specifically allocated to any operating division.

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SELECTED CONSOLIDATED FINANCIAL INFORMATION OF DUNDEE CORPORATION

(in thousands of dollars, except for number of shares and amounts per share)

		(Restated)
For the years ended December 31,	2004	2003	2002

Total assets	$1,747,652	$1,734,601	$1,216,405
Corporate debt	255,639	295,622	238,628
Future income tax liabilities	73,360	38,552	54,847
Other liabilities	466,845	561,376	335,520
Non controlling interest	293,798	245,818	108,444

	1,089,642	1,141,368	737,439
Net assets represented by common shares	658,010	593,233	478,966
Revenue	752,387	444,119	272,753
Investment income	69,900	44,545	10,942
Share of earnings of equity accounted investments	13,939	8,836	2,252
Investment provision	(7,537)	(4,655)	(9,265)
Dilution gain	639	32,700	75,680
Extraordinary gain	-	19,951	-

Net earnings before extraordinary gain	65,833	101,010	50,256
Net earnings for the year	65,833	120,961	50,256

Weighted average number of common shares (in thousands of shares)
Basic	25,232	25,217	25,436
Diluted	25,866	25,475	25,640

Earnings per share before extraordinary gain
Basic	$2.61	$4.01	$1.98
Diluted	$2.49	$3.97	$1.96

Earnings per share
Basic	$2.61	$4.80	$1.98
Diluted	$2.49	$4.75	$1.96

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are reported in Canadian dollars. Dollar amounts referred to throughout this Management’s Discussion and Analysis, including tabular amounts, are reported in Canadian dollars. Management believes that important measures of the Company’s operating performance and that of its subsidiaries include certain measures that are not defined under GAAP and as such, may not be comparable to similar measures used by other companies. Throughout this discussion, there will be references to the following performance measures which management believes are relevant to an understanding of the economics of our business:

  “AUA” or “Assets under Administration” represent the period-end market value of client assets administered in respect of which Dundee Wealth earns commissions, trailer fees and administrative or other similar fees. AUA are not reflected on the Company’s balance sheet. To the extent that AUA are managed by Dundee Wealth, such assets may also be included in their respective AUM.
  “AUM” or “Assets under Management” represent the period-end market value of client assets managed by Dundee Wealth on a discretionary basis in respect of which Dundee Wealth earns an investment management fee. AUM are not reflected on the Company’s balance sheet.

2 0 0 4  A N N U A L R E P O R T                                                                                                                                                                                            19

  “EBITDA” represents earnings before interest, taxes, depreciation and amortization earned directly by Dundee Wealth. The Company uses this measure as a supplement for net earnings and cash flows in the wealth management segment.
  “Operating Earnings before Interest, Taxes and Other Non Cash Items” and “Operating Earnings” are set out in the consolidated statements of operations of the Company. While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings of the Company.

ACCOUNTING POLICIES AND ESTIMATES

Certain accounting policies are critical to understanding the results of operations and financial condition of the Company, and some of these policies require management, or management of investee companies, to make certain judgements and estimates on matters that are uncertain. Changes in estimates may have a material impact on the Company’s financial results and condition. Significant accounting policies and new policies adopted in 2004 are discussed in notes 1 and 17 to the 2004 audited consolidated financial statements of the Company (“2004 Audited Consolidated Financial Statements”). Some of the more significant judgements and estimates made by management are discussed below:

Business Combinations – Management uses judgement in applying the purchase method of accounting to business combinations and, specifically, in identifying and valuing intangible assets and liabilities acquired on acquisitions. In certain cases, intangible assets are valued using a discounted cash flow model which is subject to a variety of assumptions, and in other cases, the identification of current versus non current assets is required, which is subject to much judgement. The value placed on the acquired assets and liabilities will have an effect on the amount of goodwill, or in certain cases, negative goodwill, that the Company may record on acquisitions.

Carrying Value of Investments – Investments in publicly and privately issued securities are generally carried at cost. From time to time, management assesses whether a write-down is required to reflect an other than temporary decline in value. To complete its assessment, management will look at a number of factors, including the market price of the security, if available, the conditions and prospects of the underlying business including its profitability, and comparable valuations. We may also use other valuation techniques such as discounted cash flow valuation models. Many of these factors require management to make subjective estimates. Where appropriate, an investment provision will be made against the carrying value of the investment. Under current GAAP, any subsequent recovery in the value of an investment that has been provided for cannot be realized until the investment is disposed of. Investment provisions are reflected as a separate line item on the consolidated statements of operations.

Fair Value of Other Financial Instruments – Certain financial instruments, including brokerage securities owned and brokerage securities sold short, are stated in the consolidated financial statements at their fair value, with unrealized gains and losses being reported in earnings. Fair value is usually determined based on quoted market prices. Where quoted market prices are not available, management applies various assumptions to estimate their fair value including prevailing market rates and prices on instruments with similar characteristics. Imprecision in estimating these factors can affect the amount of gain or loss recorded for a particular instrument. In addition, quoted market values at any point in time may not represent what the Company would realize at the time that an investment is ultimately disposed of.

Goodwill and Other Intangible Assets Impairment – Goodwill and other intangible assets with an indefinite life are subject to value-based impairment testing at least annually. Determining the useful lives and values of intangible assets requires judgement by management. To assess possible impairment of intangible assets, we have developed several models that provide for changes in various business measures. In the case of Dundee Wealth, these would include changes in AUA and AUM, as well as an estimate of forward earnings. These models are applied consistently from year to year.

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Allowance for Credit Losses – In accordance with brokerage industry practice, client transactions within Dundee Wealth are entered into on either a cash or margin basis. When credit is extended to a client to purchase securities, the securities are held as collateral for the amounts loaned. Clients purchasing securities on margin must maintain collateral in their accounts in accordance with regulatory guidelines. Dundee Wealth has established an allowance for credit losses, consisting of specific and general components based on management’s estimate of such losses. Dundee Wealth compares the amount loaned to each client with the market value of securities held in such accounts to determine the provision for credit losses. The market value of the securities held as collateral can fluctuate daily based on market forces, which could lead to an unexpected increase in the provision for additional credit losses.

Provision for Litigation – The Company and its subsidiaries are defendants in various legal actions, many of which relate to activities of entities that we acquired and which arose prior to the date of acquisition. The Company’s operating results include a provision for potential liabilities in respect of these matters, which provision is determined using management’s best estimates based on the facts and circumstances of each claim on a case by case basis, taking into consideration all information available to the Company. The claims are reviewed every quarter, or as new information becomes available. In certain cases, legal claims may be covered under the Company’s various insurance policies.

Stock Based Compensation – Management uses the Black-Scholes option pricing model in determining the value of its stock based compensation expense. Application of the Black-Scholes option pricing model requires inherent estimates including estimates in expected dividend yields, expected volatility of the underlying shares and expected life of the stock option granted. Management reassesses each of these factors with each grant of stock options. Incorrectly estimating the value of stock option awards may impact on the operating results of the Company.

Income Taxes – Management estimates income taxes payable and the value of future income tax assets and liabilities and assesses the realization of these future tax assets regularly to determine whether a valuation allowance is required. Management determines whether it is more likely than not that those future income tax assets will be realized prior to their expiration using various factors including estimated future earnings based on internal forecasts, cumulative tax losses in recent years, history of tax loss carry forwards as well as prudent feasible tax planning strategies. The amount of future income tax assets could be reduced in the future by a charge to earnings if forecasted earnings during the tax loss carry forward period is not achieved, or not likely to be achieved. Tax balances may also change as a result of proposed or enacted governmental changes in the statutory rate of taxation.

Valuation of Other Assets – Real estate assets such as land under development and housing and condominiums, are stated at the lower of cost and net realizable value. In calculating net realizable value, management must estimate future cash flows from land that is not yet sold but under development, and discount these estimated cash flows at a rate that includes a risk factor appropriate for each particular project.

In the case of oil and gas properties, the amounts recorded for depletion and depreciation and the provision for future site restoration and abandonment costs are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. Although some of these calculations are supported by reports of third party independent consultants, they are, in some instances based on the net present value of future cash flows and tax rates which are subject to assumptions.

2 0 0 4  A N N U A L R E P O R T                                                                                                                                                                                                   21

CHANGES IN ACCOUNTING POLICIES ADOPTED IN 2004

In 2004, the Company adopted the CICA’s requirements under CICA Handbook Section 1100, “Generally Accepted Accounting Principles”, which establishes standards for financial reporting and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures. On implementation, our real estate division revisited its policy in respect of revenue recognition on revenue generating properties and its policy in respect of the amortization of such properties. In previous years, revenues from leases on revenue properties that included a contractual increase in basic rents were only subject to straight-line recognition of such increase over the lease term if such increase exceeded increases in the projected Consumer Price Index. The real estate segment is now required to recognize this revenue over the term of the lease, regardless of its magnitude. Revenue properties were previously amortized using the sinking fund method. Under new requirements, these properties are amortized on a straight-line basis. In accordance with GAAP, both of these adjustments were applied prospectively with an effective date of January 1, 2004, and decreased equity earnings in respect of Dundee REIT in 2004 by approximately $2.7 million.

The Company’s resource segment implemented the requirements of CICA Accounting Guideline 16 “Oil and Gas Accounting – Full Cost” during 2004. This standard requires the recognition of an impairment when the carrying amount of oil and gas properties exceeds their undiscounted future cash flows based on estimated commodity prices. The implementation of this standard had no effect on the 2004 Audited Consolidated Financial Statements of the Company. The resource segment also implemented the requirements of CICA Handbook Section 3110, “Asset Retirement Obligations”. This standard requires that we include an estimated present value of a potential liability for abandonment and reclamation costs in the carrying value of oil and gas properties. This liability will accrete until we settle the retirement obligation. Actual abandonment and reclamation costs incurred are charged against this liability and a gain or loss is calculated for the difference between the actual costs and the value of the liability at the time of reclamation. In previous years, these costs were provided for over the life of the reserves using the unit-of-production method. Some of our equity accounted investments were also required to implement the requirements of this new standard. In accordance with GAAP, the effect of these changes are to be applied retroactively. Therefore, we restated our 2003 consolidated operating results and our December 31, 2003 consolidated balance sheet. The effect to our 2003 consolidated balance sheet and consolidated operating results is detailed in the table that follows:

Balance Sheet Items as at December 31, 2003

	As previously
	reported	Change	As restated

Corporate investments	$328,153	$(3,286)	$324,867

Capital and other assets	160,968	(343)	160,625

Future income tax liabilities	38,670	(118)	38,552

Non controlling interest	245,927	(109)	245,818

Closing retained earnings	308,160	(3,402)	304,758

Statement of Operations for the year ended December 31, 2003

	As previously
	reported	Change	As restated

Increase (decrease) in:
Depreciation and amortization	$9,539	$(427)	$9,112
Future income tax provision	(3,093)	148	(2,945)
Share of earnings of equity accounted investments	8,926	(90)	8,836
Non controlling interest	8,465	138	8,603

In 2004, the Company adopted CICA Accounting Guideline 13, “Hedging Relationships”, which deals with the requirements surrounding the identification, designation, documentation and effectiveness of hedging transactions for purposes of applying hedge accounting. The Company also implemented CICA Handbook Section 3063, “Impairment

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of Long-lived Assets”, which provides guidance on impairment testing of long-lived assets. In the case of our real estate division, if events or circumstances indicate that the carrying value of a revenue property may be impaired, a recoverability analysis is performed based on estimated undiscounted future cash flows which, if lower than the carrying value, would necessitate an impairment loss to be recognized. Prior to January 1, 2004, revenue properties were stated at the lower of historic cost less accumulated depreciation and the net recoverable amount. The implementation of these new pronouncements had no impact on reported financial results.

SEGMENTED OPERATING RESULTS

For the year ended December 31, 2004 compared with the year ended December 31, 2003

SEGMENTED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004

(in thousands of dollars)						2004

				Other Investments
	Wealth			and Corporate
	Management	Real Estate	Resources	Costs	Intersegment	TOTAL

REVENUES
Management and administration fees	$238,805	$-	$-	$-	$-	$238,805
Redemption fees	10,580	-	-	-	-	10,580
Financial services	328,534	-	-	2,978	(2,963)	328,549
Real estate revenue	-	169,954	-	-	-	169,954
Oil and gas sales, net of royalties	-	-	4,499	-	-	4,499
Investment income	28,652	-	25,450	17,856	(2,058)	69,900

	606,571	169,954	29,949	20,834	(5,021)	822,287

EXPENSES
Selling, general and administrative	208,268	8,291	1,363	17,952	(3,484)	232,390
Variable compensation	229,809	-	-	-	-	229,809
Trailer fees	42,784	-	-	-	-	42,784
Operating costs, real estate	-	119,759	-	-	-	119,759
Operating costs, oil and gas properties	-	-	1,237	-	-	1,237

	480,861	128,050	2,600	17,952	(3,484)	625,979

OPERATING EBITDA	125,710	41,904	27,349	2,882	(1,537)	196,308
Amortization of deferred sales commissions	35,863	-	-	-	-	35,863
Depreciation, depletion and amortization	9,950	314	1,143	990	-	12,397
Interest expense	2,168	2,791	27	11,685	(2,058)	14,613

OPERATING EARNINGS (LOSS)	77,729	38,799	26,179	(9,793)	521	133,435

Equity earnings	-	10,941	2,136	862	-	13,939
Investment provision	-	-	-	(7,537)	-	(7,537)
Non controlling interest	(20,168)	(2,294)	(71)	-	-	(22,533)

	$57,561	$47,446	$28,244	$(16,468)	$521	117,304

Dilution gain						639
Income taxes						(52,110)

NET EARNINGS FOR THE YEAR						$65,833

2 0 0 4   A N N U A L R E P O R T                                                                                                                                                                                                    23

SEGMENTED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003*

(in thousands of dollars)						2003

				Other Investments
	Wealth			and Corporate
	Management	Real Estate	Resources	Costs	Intersegment	TOTAL

REVENUES
Management and administration fees	$195,220	$-	$-	$-	$-	$195,220
Redemption fees	10,515	-	-	-	-	10,515
Financial services	148,236	-	-	5,843	(4,816)	149,263
Real estate revenue	-	77,761	-	-	-	77,761
Oil and gas sales, net of royalties	-	-	11,360	-	-	11,360
Investment income	236	-	39,642	5,869	(1,202)	44,545

	354,207	77,761	51,002	11,712	(6,018)	488,664

EXPENSES
Selling, general and administrative	141,496	2,311	1,576	11,312	(3,634)	153,061
Variable compensation	82,144	-	-	-	-	82,144
Trailer fees	33,448	-	-	-	-	33,448
Operating costs, real estate	-	58,990	-	-	-	58,990
Operating costs, oil and gas properties	-	-	4,452	-	-	4,452

	257,088	61,301	6,028	11,312	(3,634)	332,095

OPERATING EBITDA	97,119	16,460	44,974	400	(2,384)	156,569
Amortization of deferred sales commissions	42,404	-	-	-	-	42,404
Depreciation, depletion and amortization	5,179	1,067	1,807	1,059	-	9,112
Interest expense	5,225	554	33	12,771	(2,652)	15,931

OPERATING EARNINGS (LOSS)	44,311	14,839	43,134	(13,430)	268	89,122

Equity earnings (loss)	-	10,591	(2,318)	563	-	8,836
Investment provision	158	-	(747)	(4,066)	-	(4,655)
Non controlling interest	(8,184)	-	(419)	-	-	(8,603)
Extraordinary gain	-	19,951	-	-	-	19,951

	$36,285	$45,381	$39,650	$(16,933)	$268	104,651

Dilution gain						32,700
Income taxes						(16,390)

NET EARNINGS FOR THE YEAR						$120,961

*	Information for 2003 has been reclassified to conform to the presentation adopted for 2004 and has been restated as outlined in note 17 to the 2004 Audited Consolidated Financial Statements.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004 compared with the year ended DECEMBER 31, 2003

H I G H L I G H T S

Net earnings for the year ended December 31, 2004 were $65.8 million or $2.61 per share compared with $121.0 million or $4.80 per share for 2003. Earnings in 2003 included a dilution gain of $32.7 million resulting from a decrease in our ownership of Dundee Wealth following Dundee Wealth’s equity financing and subsequent acquisition of Cartier Partners Financial Group Inc. (“Cartier”). Earnings in 2003 also included an extraordinary gain of $20.0 million representing the non-allocated negative goodwill resulting from the plan of arrangement with Dundee Realty. The details of these transactions are outlined in note 2 to the 2004 Audited Consolidated Financial Statements.

24                                                                                                                                                                                                     D U N D E E  C O R P O R A T I O N

Dundee Corporation generated operating earnings before interest, taxes and other non cash items of $196.3 million for 2004, a 25% increase over last year’s results of $156.6 million.

In 2004, operating results of our wealth management segment included the operating results of Cartier, a company which was acquired on December 30, 2003 and which Dundee Wealth is in the process of integrating into its operations. The former Cartier operations account for approximately $171.3 million in revenues, $130.8 million in variable compensation costs and $40.0 million in selling, general and administrative expenses in 2004, before the interest of non controlling shareholders. Dundee Wealth estimates that it incurred approximately $15.5 million in costs related to the integration process. At acquisition, Dundee Wealth anticipated higher than normal operating costs over an estimated integration period of 18 to 24 months. It also estimated that integration costs would extend throughout this period, although certain of the duplicated costs would gradually be eliminated. While Dundee Wealth anticipates that the $40.0 million of former Cartier costs will gradually decrease as the integration period progresses, costs within normal operations will increase with the transfer of business from Cartier’s systems platforms. Additional information on the results of Dundee Wealth (TSX:DW), as reported by Dundee Wealth, can be found at www.sedar.com or www.dundeewealth.com.

Our real estate division reported operating earnings before taxes of $38.8 million for 2004, more than doubling the $14.8 million reported in 2003 following the plan of arrangement. During the third quarter of 2004, Dundee Realty completed the registration of the first tower of the Pantages condominium project in downtown Toronto, and reported revenues of $50.6 million in the second half of 2004. With respect to our interest in Dundee REIT, we recognized equity earnings and dilution gains of $10.9 million in 2004 compared to $10.6 million in 2003.

Our investment income was $69.9 million for the year ended December 31, 2004. This compares with $44.5 million earned in 2003. Our 2004 investment income included $26.8 million earned from Dundee Precious in the second quarter of 2004. During 2004, Dundee Precious was transformed from an investment company to an operating mining company and its investment management contract with Dundee Wealth was subsequently terminated. Dundee Precious issued 4,625,000 common shares and an option to purchase a further 2,500,000 common shares at a price of $7.31 per share to Dundee Wealth in settlement of its termination payment. The Company acquired the shares and the option from Dundee Wealth and immediately exercised the option. As a result, the Company’s interest in Dundee Precious was increased to approximately 21% and we began to account for our investment in Dundee Precious on an equity basis. Investment income in our resources segment also included $26.3 million from the elimination of our ownership of the remaining shares of IAMGold Corporation, which position was acquired when our affiliate, Repadre Capital Corporation, was taken over by that company in 2003.

In accordance with accounting requirements, stock based compensation is now expensed based on a fair value calculation at the time an award is granted and is then amortized over the vesting period. During 2004, we recognized stock based compensation expense of $15.2 million, before the interest of non controlling shareholders. Included in this amount is Dundee Wealth’s stock compensation of $9.1 million, including costs associated with one-time replacement options issued to former Cartier option holders soon after the closing of the acquisition of that company.

WEA LTH MAN AGE MEN T

In 2004, the wealth management division generated operating earnings of $77.7 million on revenues of $606.6 million. This compares with $44.3 million of operating earnings on revenues of $354.2 million earned in 2003.

Dundee Wealth Management Inc.

Dundee Wealth’s business consists of investment management, financial advisory and capital markets.

The investment management business comprises the portfolio management and financial advisory function for a range of investment products, servicing a variety of clients. These products include mutual funds, closed-end investment

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products, tax-assisted products and portfolio solutions for retail and private client assets. Dundee Wealth earns management fees, calculated as a percentage of the current market value of the assets managed, and in respect of certain portfolios, may also earn performance fees if the investment performance of the portfolio exceeds its applicable benchmark. Transactions for purchases of mutual funds are conducted on an initial sales charge basis, with the investor paying commissions directly to the financial advisor, or on a deferred sales charge basis. Under a deferred sales charge basis, Dundee Wealth pays a commission to financial advisors, but when mutual fund units are redeemed within a certain period, a redemption fee is charged to the investor. Dundee Wealth also pays trailer fees, calculated as a percentage of managed assets, to financial advisors to assist them in providing ongoing service to clients in respect of assets managed.

The financial advisory business includes a wide range of wealth management products and services that are provided to clients. Investment products include those managed by the investment management division as well as third party sub-advisors. Dundee Wealth’s subsidiaries are registered as securities dealers, mutual fund dealers, managing general insurance agents or mortgage brokers, and through these various regulated entities, are capable of providing a full suite of wealth management solutions to clients. Revenues from the financial advisory business consist of commissions, trailer fees, administrative fees and interest, and are included as “financial services revenues” in our consolidated operating results. Commission revenues are dependent on the level of sales activity while trailer revenues are dependent on the level of AUA. In accordance with GAAP, to the extent that fees, commissions or trailer fees are paid by the investment management business to Dundee Wealth’s financial advisory business, they are not reflected in the consolidated financial statements as they are eliminated as intercompany transactions and in our case, these eliminations are material. Therefore, certain industry comparisons would not be relevant.

(in millions of dollars)

	2004	2003

Assets under management, January 1	$11,534	$8,632
Net sales	1,196	436
Cartier acquisition	-	551
Termination or sale of investment management contracts	(331)	-
Market appreciation	1,404	1,915
Discretionary AUM, brokerage segment	729	466

Assets under management, December 31	$14,532	$12,000

Assets under administration, December 31	26,932	26,420
Combined assets under management and administration, December 31	$41,464	$38,420

Dundee Wealth continued to achieve positive AUM growth throughout all of 2004 which, including growth from market appreciation, reflected strong investment product performance. This resulted in AUM increasing to $14.5 billion at December 31, 2004 from $12.0 billion at the end of 2003. As at December 31, 2004, approximately 81% (2003 – 86%) of the total AUM in Dynamic Mutual Funds ranked in the top two quartiles of peer group equivalents as measured by one of Canada’s leading investment fund research firms based on one-year performance and approximately 90% (2003 – 89%) based on three-year performance. The growth in AUM contributed significantly to growth in Dundee Wealth’s EBITDA and net earnings in 2004.

Management fee revenues for 2004, excluding performance fee revenues, were $222.7 million, an increase of $60.1 million or 37% over the $162.6 million earned in 2003. The increase results from higher levels of average AUM, which increased to $12.2 billion in 2004 compared with average AUM of $9.2 billion in 2003. Current year management fee revenues include $9.7 million generated by the investment management operations that were previously part of Cartier. Although Dundee Wealth has the ability to earn performance fees on approximately $2.8 billion of AUM in 2004 versus 2003, because of the different types of funds which may generate these fees, the performance fees earned from year to year may vary, and such variances may be significant. In 2004, Dundee Wealth earned performance fee revenues of $13.5 million compared with $28.9 million in 2003.

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Financial services revenues in Dundee Wealth grew to $328.4 million in 2004 compared with $147.8 million earned in 2003. Retail commission and trailer revenues increased to $244.6 million from $74.8 million earned in 2003 and included $161.6 million generated by advisors acquired as part of the Cartier transaction. Principal trading and corporate finance revenues also contributed to growth in financial services revenues, increasing to $49.9 million in 2004 from $43.9 million in 2003. During 2004, the brokerage segment of Dundee Wealth participated in 224 public and private investment banking and corporate financing transactions (2003 – 176 transactions), which collectively raised approximately $18.2 billion (2003 – $11.3 billion).

Total expenses in Dundee Wealth were $524.3 million in 2004, up from $304.9 million in 2003, an increase of $219.4 million. Variable compensation costs accounted for $147.7 million of this increase and were generally consistent with the growth in financial services revenues. Dundee Wealth has experienced a decline in contribution margin from financial services revenues. This decline is consistent with expectations following the Cartier transaction as a substantially higher portion of Cartier revenues are mutual fund related and subject to a higher commission payout.

Selling, general and administrative costs in Dundee Wealth have increased by $67.7 million in 2004 compared with 2003. As previously discussed, selling, general and administrative costs included approximately $40 million in 2004 from the former Cartier business, $16 million of which were directly associated with the integration of Cartier advisors.

The prepayment of the Dundee Precious contract resulted in an additional $26.8 million of pre-tax earnings, which has been included in our consolidated results as investment income. In addition, as our interest in Dundee Wealth was diluted in December 2003 following Dundee Wealth’s equity financing and the Cartier business acquisition, non controlling interest in the earnings of the wealth management division increased to $20.2 million in 2004 compared with $8.2 million in 2003.

The Dundee Bank

Our international wealth management operations are conducted through The Dundee Bank, incorporated under the laws of the Cayman Islands. The Dundee Bank holds a Category B Banking License and a trust license from the Cayman Island Monetary Authority. The Dundee Leeds Group of Companies, wholly owned subsidiaries of The Dundee Bank, are companies incorporated under the laws of Bermuda, Cayman Islands and the British Virgin Islands and provide administrative services to mutual funds, hedge funds and other investment clients. The Dundee Leeds Group of Companies also provides accounting, administration, registrar and transfer agency, corporate secretarial and other services relating to the management of offshore companies.

Operating revenues from our international wealth management subsidiaries were approximately $2.7 million in 2004 compared with revenues of $3.1 million in 2003 and were adversely affected by the U.S. – Canadian dollar foreign exchange rate. The Dundee Bank closed the 2004 year with an operating loss of $1.8 million compared with an operating loss of $1.9 million in 2003. These results are included in the wealth management segment.

REAL EST ATE

Dundee Realty Plan of Arrangement

Our real estate operations represent another significant business for us and are conducted through our 86% owned subsidiary, Dundee Realty and our 32% ownership interest in Dundee REIT. On June 30, 2003, we acquired all of the Dundee Realty shares we did not own, through a court-authorized plan of arrangement. Pursuant to the arrangement, substantially all of Dundee Realty’s revenue properties were transferred to Dundee REIT, a newly created, publicly traded, real estate investment trust. The remaining business of Dundee Realty, consisting of a land and housing operation and certain other assets which were not appropriate for a real estate investment trust, was acquired by and became a private subsidiary of Dundee Corporation, with certain of Dundee Realty’s management retaining a 15%

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interest (decreased to 14% in 2004) and has since been reported on a consolidated basis. Our continuing interest in the assets that are now part of Dundee REIT continue to be accounted for using the equity method.

GAAP required that we report the increase in ownership in Dundee Realty as a “step purchase” in our 2003 financial statements and allocate the cost of the purchase to each of the individual assets acquired and liabilities assumed based on their fair values at the date of acquisition according to the proportion acquired. The estimated amounts assigned to assets acquired, net of liabilities assumed, exceeded the cost of purchase in our case and the excess, referred to as “negative goodwill”, in the amount of $115 million, was eliminated in accordance with GAAP by making a pro rata reduction of such amounts that would otherwise be assigned to all of the acquired assets, except for certain financial assets, assets to be disposed of by sale, future income taxes, and other current assets. As we were only able to apply $95 million to reduce those assets, the remaining excess of $20 million was presented as an extraordinary gain. The $95 million that has been applied to reduce the carrying value of assets is being amortized to earnings on the same basis as the underlying assets or will be recognized as earnings when assets are sold.

At the time of the arrangement, we owned 43% of Dundee Realty as a result of purchases made historically. The one line carrying value of our investment at that time was comprised of our purchase price at cost, along with our share of Dundee Realty’s earnings throughout our holding period, reduced by historical negative goodwill. As we are now consolidating Dundee Realty, our consolidated assets and liabilities related to Dundee Realty in respect of those assets and liabilities that existed on June 30, 2003 and continue to be held, consist of the assignable costs from our previous purchases as well as the assignable costs in respect of the June 30, 2003 step purchase of the remaining interest. Of the total $115 million noted above, $32 million relates to our historic purchases of interests in Dundee Realty prior to June 30, 2003 and, by virtue of consolidation accounting versus our previous method of equity accounting, is now reflected on a line by line basis in the assets and liabilities of Dundee Realty.

Land and Housing Business

Dundee Realty is a Canadian based real estate company that is involved in land and housing developments and property management and has an interest in certain revenue properties. Dundee Realty owns in excess of 3,000 acres of land in Calgary, Edmonton, Saskatoon and Regina. Dundee Realty’s housing business is also active in Saskatoon and Regina, primarily building single family homes, as well as condominiums in Toronto, Ontario and Vail, Colorado.

The core business of Dundee Realty’s land division is the development of master planned residential communities which usually includes some commercial development. These operations consist of acquiring, owning and developing land for sale. The vacant serviced land is either sold to third parties who handle the construction or, in some instances, Dundee Realty may conduct the construction of the home, condominium or other such project itself. Land is initially purchased and considered “held for development” and its carrying value will include pre-development costs, certain interest costs and property taxes. Land is transferred to “land under development” when a construction project commences. All development costs are capitalized to the cost of land under development. Housing and condominium assets are either under construction, or completed and held for sale. Dundee Realty also earns income from revenue properties owned, and from management and other fees in respect of its 50% interest in the management company that services Dundee REIT and other third parties.

Dundee REIT

Dundee REIT (TSX:D.UN) owns over $1.2 billion of high quality, affordable office, industrial and retail assets. It focuses on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada. Its portfolio consists of approximately 13.6 million square feet in Toronto, Ottawa, Montreal, Calgary and Edmonton. Dundee REIT aims to provide unitholders with a stable and growing return on their investment through a monthly distribution equal to at least 80% of distributable income earned from an office and industrial property revenue producing portfolio that is diversified by geographic location. Dundee REIT owns the other 50% interest in the management company that manages rental properties. Our interest in Dundee REIT is represented by limited partnership units of a subsidiary of Dundee REIT which are convertible into Dundee REIT units at any time. The

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limited partnership holds all of the rental properties of Dundee REIT. In 2004, we reinvested distributions of $17.2 million (2003 - $6.6 million) received from Dundee REIT. Our interest in Dundee REIT, which stood at 42% at the time of the arrangement, was diluted to 37% at December 31, 2003, and further to 32% as at December 31, 2004, as we did not participate in equity issuances that have been completed by Dundee REIT since its formation. The equity issuances were used primarily for acquisitions.

It should be noted that our effective ownership interest in the REIT assets did not change as a result of the plan of arrangement, and we continued to use our historical carrying value for that investment as of June 30, 2003. That carrying value was adjusted to reflect a reallocation for certain taxes associated with the change in the underlying structure of the assets that occurred as a result of the plan of arrangement.

Additional information on the results of Dundee REIT, as reported by Dundee REIT, can be found at www.sedar.com or at www.dundeereit.com.

Real Estate Operating Results

Components of Real Estate Operations *		2004			2003
For the year ended December 31, 2004		Operating	Operating		Operating	Operating
and from acquisition on June 30, 2003 to December 31, 2003	Revenue	Costs	Margin	Revenue	Costs	Margin

Revenue properties	$12,820	$10,396	$2,424	$4,036	$5,152	$(1,116)
Land	66,318	35,830	30,488	37,880	28,544	9,336
Housing and condominiums	82,736	69,610	13,126	24,128	23,403	725
Management fees	5,770	3,923	1,847	2,442	1,891	551
Gain on sale	-	-	-	7,758	-	7,758
Other	2,310	-	2,310	1,517	-	1,517

	$169,954	$119,759	$50,195	$77,761	$58,990	$18,771

* Excludes general and administrative costs and depreciation and amortization

Real estate operations in 2004 reflect a full year of operations as opposed to six months of operations in 2003, as we have only been reporting real estate revenues and expenses since June 30, 2003. Real estate operating margins of $50.2 million for 2004 (2003 – $18.8 million) have been augmented by $22.9 million before taxes (2003 – $11.6 million) relating to negative goodwill in respect of our historic purchase price discrepancies which was applied against the carrying value of certain assets. We expect that margins in this business will reduce in future years as this negative goodwill is taken into earnings, either through amortization or as assets are sold. In addition to these amounts, we earned equity earnings of $10.9 million in 2004 from Dundee REIT compared with $10.6 million in 2003, which included $6.3 million from Dundee Realty prior to the plan of arrangement and $4.3 million from Dundee REIT since its formation on June 30, 2003. Approximately $9.4 million of equity earnings for 2004 were the result of dilution gains. Dundee REIT has been making monthly distributions of $0.183 per unit and our distributions for 2004 were approximately $17.2 million. For 2003 and 2004, we have elected to receive additional units in lieu of cash distributions.

Results from revenue properties in 2004 include the operations of the 50% owned Historic Distillery District as of its acquisition in October 2004, as well as the ongoing results from operating the Arapahoe Basin ski area in Colorado. Land operations reflect the sale of approximately 1,000 housing lots for 2004 in addition to sales of multi family and commercial parcels in our markets of focus which include Edmonton, Calgary, Regina and Saskatoon. Sales volumes are projected to grow over the five year planning period of 2005 – 2009.

In the housing and condominium area, we recently completed the two towers at the Pantages development in downtown Toronto which had over 700 units for sale. Revenues and operating costs in 2004 included $50.6 million and $38.9 million, respectively, in respect of the first tower (with the second tower to be included in earnings in 2005). There are currently approximately 50 units remaining to be sold in these projects.

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RESOU RCES

Net earnings from our resources segment, before dilution gains and income taxes, declined to $28.2 million in 2004 from $39.7 million in 2003. This decline is largely attributable to a decrease in investment income which includes income from the disposition of some of our non-core resource holdings, including our remaining interest in IAMGold Corporation. Our core holdings in the resources sector are discussed in greater detail in the following paragraphs.

Eurogas Corporation (“Eurogas) and Great Plains Exploration Inc. (“Great Plains”) – Plan of Arrangement

In 2004, Eurogas (TSXV:EUG) and Great Plains (TSX:GPX) completed a plan of arrangement whereby substantially all of Eurogas’ Canadian assets were transferred to Great Plains. As a result of the exercise of certain options, our interest in Great Plains was diluted to approximately 49% following the plan of arrangement and has since been reduced further to 24% due to equity issuances by Great Plains. In accordance with GAAP, we no longer consolidate the accounts of Great Plains as of June 30, 2004 and we apportioned approximately $9.8 million of the cost of our consolidated ownership interest in Eurogas to Great Plains. At December 31, 2004, we held approximately 8.0 million shares of Great Plains and our investment is now accounted for on an equity basis with 2004 equity losses aggregating $1.2 million. Additional information on the results of Great Plains, as reported by Great Plains can be found at www.sedar.com or at www.greatplainsexp.com.

We continue to own 51% of Eurogas and are accounting for Eurogas on a consolidated basis. Following the plan of arrangement, Eurogas is focused on creating long term value through the development of high impact international energy projects. Eurogas retained its interest in Tunisia and Spain, and its interest in two minor natural gas producing properties in Canada. Currently, Eurogas is progressing on three major projects. Eurogas is focused on the development of a major underground natural gas storage facility (the Amposta Project) in Spain, the development of probable oil reserves on its 45% interest in Sfax permit offshore in Tunisia and the participation in oil and gas exploration activities on its 20% interest El Harma permit located in the Tunisian portion of the Gadames Basin. In January 2005, Eurogas announced that it had encountered the presence of oil throughout the Montsia section of the Amposta Montsia Reservoir. Eurogas proposes to convert the Amposta reservoir into a major underground natural gas storage facility after the removal of oil believed to remain in significant attic areas of the abandoned Amposta oil reservoir.

In December 2004, Eurogas completed a rights offering for 19.4 million common shares at a subscription price of $0.39 per share. The issue was fully subscribed, raising a total of $7.6 million. The proceeds will be used to finance Eurogas’ ongoing drilling and exploration programs in Spain and Tunisia. We participated in the offering and acquired 10.3 million additional shares of Eurogas for $3.9 million, maintaining our 51% ownership interest.

Our consolidated operations included approximately $0.1 million in net earnings from Eurogas on revenues of $4.5 million, before non controlling interest. Earnings in 2003 are not comparable with 2004 as they reflect the operations of Eurogas as well as the operations of Great Plains which, for 2004, were accounted for on an equity basis.

Additional information on the results of Eurogas, as reported by Eurogas can be found at www.sedar.com or at www.eurogascorp.com.

Dundee Precious Metals Inc.

Effective April 1, 2004, Dundee Precious (TSX:DPM) changed from a closed-end investment company managed by Dundee Wealth’s investment management subsidiary to an operating gold mining company. Dundee Precious, in addition to the remaining $174 million of securities it owns in its investment portfolio, currently owns the Chelopech Mine, a gold/copper mine, which is being redeveloped and expanded, and the Ada Tepe feasibility stage gold project, both in Bulgaria, as well as a number of active exploration properties in the Central and Eastern Rhodope regions. In addition, Dundee Precious has an option to earn a 60% interest in the Black River Project, which encompasses certain exploration properties located in Nunavut in the Canadian Arctic.

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Dundee Precious’ investment portfolio holdings are concentrated in the mining sector, and are principally focused on the exploration, development and production of precious metals and mineral properties throughout the world.

Since we began to account for Dundee Precious on an equity basis, we have recognized $1.4 million of equity earnings, including $0.4 million in dilution gains. On December 31, 2004, we held approximately 11.4 million shares of Dundee Precious, representing a 21% interest in the company.

Additional information on the results of Dundee Precious, as reported by Dundee Precious can be found at www.sedar.com or at www.dundeeprecious.com.

Breakwater Resources Ltd. (“Breakwater”)

Breakwater (TSX:BWR) is a publicly listed resource company engaged in mining of base metal deposits in the Americas and North Africa. Breakwater is also engaged in the acquisition, exploration and development of metals. Breakwater’s principal product is zinc concentrate, although it also produces lead, copper, gold and silver concentrates. Concentrate production is currently derived from two mines located in Canada and mines located in Chile, Honduras and Tunisia.

In January 2004, Breakwater completed an equity financing, raising net proceeds of $37 million, which were utilized in part for the renegotiation and repayment of debt. As a result, our previous guarantee of a portion of Breakwater’s debt was terminated at that time.

Breakwater’s gross sales revenues increased by 16% in 2004, to $240.3 million, on 337,000 tonnes of concentrate. Contribution margin from mining activities increased by $34.5 million to $25.7 million in 2004. Metal prices were significantly stronger in 2004 and Breakwater realized an average zinc price of US$1,035 per tonne. Improved metal prices were partially offset by the stronger Canadian dollar. Breakwater reported net earnings in 2004 of $2.6 million. Our share of earnings from Breakwater in 2004 was $0.5 million and we further recognized a dilution gain of $2.5 million.

At December 31, 2004, we held 52.1 million shares of Breakwater representing a 14% interest. We continue to account for our investment in Breakwater on an equity basis as we continue to have significant influence over the affairs of Breakwater through our active participation on its Board of Directors.

Additional information on the results of Breakwater, as reported by Breakwater can be found at www.sedar.com or at www.breakwaterresources.com.

Investment Income in the Resources Segment

Investment income in the resources segment includes $26.3 million from the disposition of our remaining interest in IAMGold Corporation, offset by losses in some of our non core holdings in this segment.

OTHER INVESTMENTS AND CORPORATE COSTS

Corporate Investments

The Company also owns other public and private investment holdings. Revenues earned from these investments include net realized gains on sales of investments, dividend and interest income. Certain of the investments are accounted for using the equity method, which will result in the Company recognizing its proportionate interest in the operating results of the underlying investment. Unrealized gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.

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(in thousands of dollars)

For the years ended December 31	2004	2003

Investment income	$17,856	$5,869
Equity earnings	862	563
Investment provision	(7,537)	(4,066)

	$11,181	$2,366

Selling, General and Administrative Costs

Generally, head office costs, including costs associated with corporate governance and related public company costs are accumulated and reported as head office costs and not allocated to other operating segments. In 2004, the Company reported corporate selling, general and administrative costs of $18.0 million, an increase of $6.7 million from the $11.3 million reported in 2003. In 2004, we recognized stock based compensation in respect of our share incentive plans of $0.7 million and recognized an expense of $4.9 million relating to the cancellation of certain options, which was the primary cause of increased expenses.

Interest Expense

The corporate segment incurred interest charges of $11.7 million in 2004 compared with $12.8 million in 2003. Approximately $10.1 million of interest expense in each of 2004 and 2003 related to the Company’s $150 million, 6.70% senior debentures issued in September 1997.

CONSOLIDATED DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE

(in thousands of dollars)

For the years ended December 31,					2004	2003

				Other Investments
	Wealth	Real		and Corporate
	Management	Estate	Resources	Costs	TOTAL	TOTAL

Capital assets	$7,889	$-	$-	$658	$8,547	$5,844

Deferred trademark costs	23	-	-	175	198	237

Bond issue costs	-	-	-	157	157	157

Real estate assets	-	314	-	-	314	1,067

Oil and gas properties	-	-	1,143	-	1,143	1,807

Funds under administration	2,038	-	-	-	2,038	-

	$9,950	$314	$1,143	$990	$12,397	$9,112

EARNINGS PER SHARE
(In thousands of dollars, except earnings per share and number of shares)

For the years ended December 31,	2004	2003

Net earnings before extraordinary gain	$65,833	$101,010
Net earnings	$65,833	$120,961

Weighted average number of shares outstanding	25,231,672	25,217,314
Effect of dilutive securities to weighted average number of shares outstanding	634,739	257,733

	25,866,411	25,475,047

Earnings per share before extraordinary gain
Basic	$2.61	$4.01
Diluted	$2.49	$3.97

Earnings per share
Basic	$2.61	$4.80
Diluted	$2.49	$4.75

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SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except per share amounts)

						2003
		2004				(Restated)
		For the three months ended				For the three months ended

	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar

Revenue	$188,280	$222,780	$199,267	$211,960	$183,693	$123,871	$86,840	$94,260
Dilution gain (loss)	2,377	78	(837)	(979)	34,012	318	(10)	(1,620)
Net earnings, before extraordinary gain	10,372	14,376	11,033	30,052	60,145	4,507	23,495	12,863
Net earnings	10,372	14,376	11,033	30,052	80,096	4,507	23,495	12,863

Earnings per share, before extraordinary gain
Basic	$0.41	$0.57	$0.44	$1.19	$2.39	$0.18	$0.93	$0.51
Diluted	$0.39	$0.55	$0.39	$1.15	$2.34	$0.18	$0.92	$0.51

Earnings per share
Basic	$0.41	$0.57	$0.44	$1.19	$3.19	$0.18	$0.93	$0.51
Diluted	$0.39	$0.55	$0.39	$1.15	$3.12	$0.18	$0.92	$0.51

The wealth management division completed the significant acquisition of Cartier at the end of 2003. Operations from this acquisition account for the larger average variances in revenues seen throughout 2004 compared with 2003. As this transaction included equity issuances in our wealth management subsidiary, it also accounted for the large dilution gain realized in the fourth quarter of 2003 and higher non controlling interest from that point forward. In addition, we expected and experienced higher retail commissions and trailer revenues in the high-volume RRSP season, which occurs in the first quarter of each year within the wealth management segment. Performance fees are only recognized when they can be determined with certainty and may cause further variances in quarterly earnings. In the fourth quarter of 2003, we reported $25.6 million of performance fee revenues compared with $7.8 million earned in the fourth quarter of 2004. In the second quarter of 2004, revenues included $26.8 million of investment income from the Dundee Precious transaction.

We began consolidating the real estate operations of Dundee Realty effective June 30, 2003. As a result, our revenues and expenses relating to real estate activities have increased starting in the third quarter of 2003. The extraordinary gain reported in the fourth quarter of 2003 was also related to the consolidation of the real estate division. During the third quarter of 2004, Dundee Realty completed the registration of the first tower of the Pantages condominium project in downtown Toronto. Our operating results in the third quarter of 2004 included revenues of $48.3 million and operating margins of $9.6 million from this project and we reported additional revenues of $2.3 million and operating margins of $2.0 million in the fourth quarter of 2004.

Investment income, which is included with other revenues in the above-referenced table, includes income earned from dispositions of our investment holdings. As an investment gain or loss is only recorded when we dispose of an investment, we expect and experience significant quarterly fluctuations in these amounts.

2 0 0 4  A N N U A L R E P O R T                                                                                                                                                                                                   33

REVIEW OF THE FOURTH QUARTER OF 2004

(in millions of dollars)

	Fourth Quarter	Fourth Quarter

	2004	2003	% Change

Wealth management revenues	$149.1	$121.1	23%
Real estate revenue	32.8	47.8	(31%)
Oil and gas sales, net of royalties	0.2	2.2	(91%)
Investment income	6.2	12.6	(51%)

	188.3	183.7	3%

Other expenses	131.5	85.0	55%
Operating costs, real estate	17.8	30.4	(41%)
Operating costs, oil and gas properties	0.1	0.4	(75%)

	149.4	115.8	29%

Operating earnings before interest,
taxes and other non cash items	38.9	67.9	(43%)

Interest and amortization	(16.4)	(17.6)	(7%)
Share of earnings of equity accounted investees	1.5	(0.3)	(600%)
Dilution gain	2.4	34.0	(93%)
Investment provision	(4.2)	(4.7)	(11%)
Income taxes
Current	(3.8)	(15.6)	(76%)
Future	(5.0)	1.5	(433%)
Non controlling interest	(3.0)	(5.1)	(41%)
Extraordinary gain in real estate operations	-	20.0	NA

Net earnings	$10.4	$80.1	(87%)

Cash from operations before changes
in working capital items	$28.4	$31.3	(9%)

Shareholders' equity	$658.0	$593.2	11%

Significant components of the variances in fourth quarter revenues are discussed below:

  Average AUM in Dundee Wealth grew from $10.6 billion in the fourth quarter of 2003 to $13.2 billion in the fourth quarter of 2004, accounting for significant growth in management fee revenues. Performance fee revenues earned in the fourth quarter of 2004 were $7.8 million compared with $25.6 million earned in 2003. Included in 2003 performance fee revenues is approximately $5.1 million earned under the terms of the Dundee Precious investment management contract which has since been terminated. Increases in financial services revenues largely stemmed from the former Cartier operations. The revenues attributable to the former Cartier financial advisors aggregated approximately $33.7 million in the fourth quarter of 2004. Correspondingly, variable compensation expense has increased. As discussed elsewhere in this report, margins have decreased in 2004 as Cartier’s operations consisted of retail mutual fund commissions and trailer revenues which are subject to a higher variable compensation payout. Expenses in the fourth quarter of 2004 reflected continuing expenses of the former Cartier operations and integration related costs.
  Real estate operating margins were $14.9 million in the fourth quarter of 2004 compared with $17.5 million in the fourth quarter of 2003. In the fourth quarter of 2003, we recognized an extraordinary gain of $20.0 million in respect of the plan of arrangement and subsequent consolidation of Dundee Realty.
  The wealth management division expanded its investment management and advisory business through another strategic acquisition in December 2003. The acquisition of Cartier was partially settled by the issuance of shares of Dundee Wealth, and a $190 million equity financing completed by Dundee Wealth in

34                                                                                                                                                                                                    D U N D E E  C O R P O R A T I O N

the fourth quarter of 2003. As a result, our interest in Dundee Wealth was diluted, resulting in a dilution gain of $32.7 million in the fourth quarter of 2003 as the shares issued were at a price in excess of our carrying value in Dundee Wealth.

•	Investment income includes income earned from the disposition of various investment holdings. As investment income is only recorded when we dispose of an investment, we expect significant quarterly fluctuations in these amounts. In the fourth quarter of 2004, investment income was $6.2 million compared with $12.6 million in the fourth quarter of 2003.

FINANCIAL CONDITION

Shareholders’ equity increased from $593.2 million at the end of 2003 to $658.0 million at December 31, 2004. Significant changes in cash flows are discussed under “Liquidity and Capital Resources”. The following is a discussion of the other significant changes in balance sheet items from December 31, 2003 to December 31, 2004.

Brokerage Securities Related Balances

Client Accounts Receivable and Client Deposits and Related Liabilities – Client account balances in Dundee Wealth’s brokerage subsidiary represent funds owing from or belonging to clients, and amounts that are pending settlement. While these amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any change to our financial position. As at December 31, 2004, client accounts receivable were $282.3 million (2003 – $354.3 million) and client deposits and related liabilities as at December 31, 2004, were $273.3 million (2003 – $336.1 million).

Bank Indebtedness (Call Loan Facility) – Dundee Wealth’s brokerage subsidiary has a call loan facility of $100 million with a Canadian chartered bank, secured by either unpaid client securities and/or securities borrowed or owned by the subsidiary. The call loan facility is used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity. Similar to client account balances, amounts borrowed pursuant to this call loan facility may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change to the Company’s financial position. Amounts borrowed pursuant to this call loan facility which, at December 31, 2004, totaled $0.4 million (2003 – $21.2 million), were included in bank indebtedness.

2 0 0 4  A N N U A L R E P O R T                                                                                                                                                                                               35

Corporate Investments

We own our business interests through investment holdings. Other than our consolidated investments, all other investments are recorded as corporate investments on our balance sheet. As at December 31, 2004, the market value of these corporate investments, excluding the value of our consolidated investments, was $480 million (2003 – $475 million). Market value is determined using quoted market values for listed securities and carrying values for non-quoted securities and debt instruments.

During 2004, we sold certain investments for proceeds of $104 million, realizing gains of $38 million. Included in these transactions were proceeds of $34 million generated on the sale of our remaining interest in IAMGold Corporation, $15 million on the sale of marketable securities and $55 million on the sale of other public and private corporate investments.

During 2004, we invested cash of $42 million into new investments or increasing existing positions, including $18 million paid on the exercise of the Dundee Precious Option. In addition, we paid $28 million to Dundee Wealth in order to acquire the Dundee Precious shares it received in settlement of the termination payment in respect of the investment management contract. We also reinvested $17 million of distributions received from Dundee REIT into additional units of Dundee REIT.

The market value of our holdings may fluctuate significantly and may be subject to influences that are not directly under our control, including transactions initiated by some of our public investment holdings and global capital market conditions, generally. Our portfolio activity will vary from period to period, depending on when we decide to sell a particular holding, resulting in investment gains and losses that may fluctuate significantly.

Deferred Sales Commissions

The average commission rate paid on mutual fund sales conducted on a deferred sales charge basis was 4.2%, unchanged from 2003. Commissions aggregating $60.5 million in 2004 (2003 – $37.7 million) are deferred for accounting purposes and amortized over a five-year period. Amortization of deferred sales commissions was $35.9 million in 2004 (2003 – $42.4 million). The contingent redemption fee receivable from all assets sold on a deferred sales charge basis, assuming these assets were redeemed at the end of 2004, would have been in excess of $210 million (2003 – $156 million).

Real Estate Assets
(in thousands of dollars)

	December 31,	December 31,
	2004	2003

Land
Under development	$21,873	$14,678
Held for development	31,244	1,934
Housing and condominiums	54,843	63,872
Revenue properties	17,706	-

	$125,666	$80,484

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Dundee Realty has been expanding since becoming a subsidiary in mid-2003. Since that time, it has acquired or committed to acquire approximately $60 million of land, $50 million in western Canada and $10 million in Colorado. This is in addition to the 50% interest in the Historic Distillery District in downtown Toronto, acquired by Dundee Realty for $20 million in October 2004. Founded in 1832 by brothers-in-law William Gooderham and James Worts, the Gooderham and Worts Distillery eventually became the largest distillery in the British Empire. Set on 13 acres in downtown Toronto, the forty plus buildings constitute the largest and best preserved collection of Victorian Industrial Architecture in North America.

The Distillery is now a pedestrian-only village entirely dedicated to arts, culture and entertainment. Internationally acclaimed galleries, artists' studios and workshops, restaurants, bars and cafés, as well as live music, all form part of this new landmark cultural centre. Numerous festivals and special events attract tens of thousands of people each month. The Historic Distillery District is quickly becoming one of Canada's top entertainment destinations.

Dundee Realty paid cash of $18.9 million and accepted a vendor take back mortgage of $1.3 million to acquire its interest in the Historic Distillery District. The acquisition was financed by way of a $32 million loan provided by a third party. The loan is secured by the properties of the Distillery and a guarantee from Dundee Realty in the amount of $15 million.

The purchase price paid was allocated to real estate assets as follows:

Assets acquired in

the Distillery Transaction

Land held for development	$3,945
Revenue properties (land - $6,224; buildings - $9,917)	16,141
Other	73

$20,159

Dundee Realty’s land holdings include $25 million in respect of the Meadows development in Edmonton. This development started as a 1,000 acre master planned development and we have so far sold 700 acres, at a faster rate than anticipated. In the last year we have acquired a further 525 acres adjacent to the original development in order to keep our development vibrant for many future years. We have entered into a sale agreement to sell 48 acres for approximately $18.8 million, which will be serviced and closed in 2005. There are three major land holdings in Regina totaling $13 million, two of which, Lakeridge (170 acres) and Wascana View (50 acres), have been under development for several years. The third area is Westridge (680 acres) including a 270 acre parcel held for many years combined with 410 acres acquired late in 2004. We have key land holdings in Calgary and commitments to purchase additional land in Calgary for $13.6 million.

Housing and condominiums include $16 million for phase two of Pantages which has closed in the first quarter of 2005 including approximately 50 units remaining to be sold. In addition, we are currently completing construction of a 26 unit condominium development in Beaver Creek, Colorado, recorded at $14.4 million as at December 31, 2004. All of the units are sold and completion is anticipated in October, 2005. The Princeton condominium development in Calgary, which will have 77 units, 50 of which have been pre-sold, is under construction with completion anticipated in 2006, currently has a book value of $7.5 million. We also have a small project of 16 units just commencing in Keystone, Colorado. The single family housing operations in Saskatoon and Regina sell and occupy 75 – 125 homes per year in each city and as at December 2004, we are holding inventory of $10.1 million. In spring 2005, we will introduce the 400 unit ‘Pure Spirit’ condominium development at the Historic Distillery District in downtown Toronto.

In the third quarter of 2004, we acquired a further 1.4% interest in Dundee Realty for $1.4 million of which $1.3 million was attributed to land held for development. The balance of $0.1 million was attributed to non controlling interest.

2 0 0 4  A N N U A L R E P O R T                                                                                                                                                                                        37

Goodwill and Other Intangible Assets

Changes in goodwill and other intangible assets for the 2004 and 2003 years are detailed in the table that follows:

		Investment	Funds
		Management	under
	Goodwill	Contracts	Administration	Total

Balance, December 31, 2002	$166,985	$57,329	$-	$224,314
Acquistion of Cartier	143,905	47,686	30,573	222,164
Step acquisition of DWM	15,876	-	-	15,876
Acquisition of non controlling interest of subsidiary	3,609	-	-	3,609
Other adjustments	(828)	-	-	(828)

Balance, December 31, 2003	329,547	105,015	30,573	465,135

Investment by non controlling shareholder in subsidiary	(8,507)	-	-	(8,507)
Adjustment to allocation of Cartier acquisition cost	(1,058)	-	-	(1,058)
Disposition of Matisse	(798)	-	-	(798)
Amortization	-	-	(2,038)	(2,038)

Balance, December 31, 2004	$319,184	$105,015	$28,535	$452,734

In accordance with GAAP, the acquisition of Cartier was recorded using the purchase method of accounting. The purchase price was allocated to the assets and liabilities acquired based on management’s estimate of the fair values of these assets and liabilities on the date of acquisition. On acquisition, the Company identified certain intangible assets including investment management contracts relating to AUM acquired, and funds under administration relating to AUA acquired. These intangible assets were valued using a net present value model of future cash flows, and were tax effected. Unlike investment management contracts that have an indefinite life, funds under administration are being amortized over their estimated life of 15 years. The amount of the purchase price in excess of amounts assigned to the fair value of assets and liabilities was recorded as goodwill.

In the first quarter of 2004, the non controlling shareholder of DWM Inc. (“DWM”), Dundee Wealth’s main operating subsidiary, completed a $25 million equity subscription for additional common shares of DWM. As the subscription was received as part of a series of transactions resulting from the Cartier acquisition and the subsequent transfer from Dundee Wealth to DWM, the resulting dilution effect of $8.5 million was applied to reduced goodwill in respect of Cartier, instead of being included as a dilution gain in current earnings. In the remainder of 2004, we reduced goodwill in respect of Cartier by $1.1 million as we completed our assessment of the fair value of assets and liabilities acquired. In addition, we reduced goodwill by $0.8 million following the disposition of a subsidiary of Dundee Wealth. Amortization of intangible assets totaled $2.0 million in 2004. There was no comparable amortization expense in 2003 as the amortized intangible assets were acquired as part of the Cartier acquisition as detailed in note 2 to our 2004 Audited Consolidated Financial Statements.

Corporate Debt

We have two borrowing arrangements at the Dundee Corporation level, with all other corporate debt residing in subsidiary companies. Our $150 million, 6.7% unsecured debentures mature on September 24, 2007. On March 14, 2005, Dominion Bond Rating Service confirmed its long-term rating of Dundee Corporation as BB(high) and upgraded the ratings trend from Stable to Positive. On March 11, 2005, Standard & Poor’s also reaffirmed their rating of the Debentures as BB+/Stable. The debentures are unsecured however, and place certain restrictions on us and on certain of our subsidiaries to incur additional secured debt. In April 2004, we renegotiated and extended our revolving term credit facility with a Canadian chartered bank for $55 million to mature on April 28, 2005. Similar to the Company’s previous arrangements, the facility bears interest on a tiered basis in accordance with the Company’s debt rating. The Company is in compliance with its financial covenants in respect of this facility. We utilize the line for cash flow purposes when it is impractical to liquidate holdings, and to better control cash flows in general.

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Dundee Realty currently has about $62.5 million of debt equally divided among revenue property mortgages, land servicing loans, vendor take back financing raw land purchases and housing construction loans. The revenue property debt is primarily in respect of the Historic Distillery District and to a lesser extent, on our hotel and ski area. The housing advances primarily relate to the second tower of Pantages which has been paid off since year end, plus individual spec and pre-sold homes in Saskatoon and Regina. All of the real estate debt is secured by the specific real estate assets to which it relates and in some cases is supplemented by a guarantee from Dundee Realty or its subsidiaries.

Non Controlling Interest

Non controlling interest increased by $48.0 million. The non controlling interest in earnings during 2004 was $22.5 million (2003 – $8.6 million) of which $1.8 million was distributed as dividends, with the balance reflecting capital transactions completed by investee companies. Changes in Dundee Wealth’s share capital during 2004 have added $27.5 million to non controlling interest and include the $25.0 million subscription by the non controlling shareholder of DWM, net of $8.5 million booked as a dilution adjustment, and $7.9 million paid by Dundee Wealth to cancel shares under its normal course issuer bid. The rights offering completed by Eurogas added $4.1 million to non controlling interest, while non controlling interest decreased by $4.2 million as a result of the deconsolidation of Great Plains. Finally, the step acquisition for 1.4% of Dundee Realty added $0.1 million to non controlling interest.

Subsequent Financing Completed by Dundee Wealth in March 2005

On March 22, 2005, Dundee Wealth issued 4.9 million shares for aggregate proceeds of approximately $47.3 million, net of issue costs, pursuant to a short form prospectus dated March 15, 2005. As a result, our interest in Dundee Wealth has, subsequent to year end, been diluted from 67% to approximately 64%. We anticipate that our first quarter 2005 earnings will reflect a resulting dilution gain of approximately $13.4 million.

Share Capital

As at December 31, 2004, there were 24,195,116 Class A subordinate voting shares and 1,048,439 Class B common shares outstanding. During 2004, we purchased and cancelled 78,016 Class A subordinate voting shares under our normal course issuer bid, or otherwise, at an average cost of $25.08 per share. Additionally, we issued 11,073 Class A subordinate voting shares under our share incentive plan, adding $254 million to stated capital and we issued a further 21,792 deferred share units to employees, each unit entitling the holder to one Class A subordinate voting share of Dundee Corporation upon retirement. We recorded share based compensation expense of $0.6 million in respect of these units.

The following table illustrates issuances of shares subsequent to December 31, 2004.

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL

	Number	Amount	Number	Amount	Number	Amount

Outstanding December 31, 2004	24,195,116	$281,988	1,048,439	$8,232	25,243,555	$290,220

Issued subsequent to
December 31, 2004
Options exercised	5,000	48	-	-	5,000	48
Conversion from Class B shares
to Subordinate Shares	13	-	(13)	-	-	-

Total Share Capital
Outstanding March 24, 2005	24,200,129	$282,036	1,048,426	$8,232	25,248,555	$290,268

2 0 0 4  A N N U A L R E P O R T                                                                                                                                                                                                    39

Options outstanding as at March 24, 2005 are detailed in the tables that follow.

		As at March 24, 2005		As at December 31, 2004

			Weighted		Weighted
	Number of		Average	Number of	Average
	Options		Exercise Price	Options	Exercise Price

Outstanding, beginning of year	1,977,500		$19.30	2,076,834	$15.16
Granted		-	$-	550,000	$27.51
Exercised	(5,000)		$9.50	(619,334)	$12.51
Cancelled		-	$-	(30,000)	$23.22

Outstanding, end of period	1,972,500		$19.33	1,977,500	$19.30

Exercisable, end of period	1,430,833		$16.33	1,435,833	$16.30

			Weighted	Remaining
	Options		Average	Contractual	Options
Exercise Price Range	Outstanding		Exercise Price	Life (Years)	Exercisable

$13.15 to $14.50	566,344		$14.26	3.72	566,344
$14.60 to $17.75	774,656		$15.96	3.68	774,656
$27.25 to $40.75	631,500		$28.01	4.26	101,500

Other Dilutive Securities

There were no other dilutive securities outstanding as at March 24, 2005.

LIQUIDITY AND CAPITAL RESOURCES

Equity Financings Completed by Subsidiaries

Pursuant to the $190 million public offering in December 2003, Dundee Wealth provided an over-allotment option to the underwriters and to Dundee Corporation, each providing for the purchase of up to an additional 1,290,323 Dundee Wealth common shares at the offering price. These options were exercised in January 2004 and, as a result, Dundee Wealth raised an additional $20 million, net of issue costs of approximately $0.5 million, including our own $10 million equity investment. In January 2004, DWM received an additional cash subscription of $25 million from its non controlling shareholder pursuant to its pre-emptive right.

In December 2004, Eurogas raised proceeds of $7.6 million upon completion of its rights offering, including our own investment of $3.9 million. As previously discussed, the proceeds will be used to finance Eurogas’ ongoing drilling and exploration programs in Spain and Tunisia.

Other Significant Sources and Uses of Cash and Cash Equivalents

Cash and cash equivalents increased from $148.7 million at the end of 2003 to $175.5 million as at December 31, 2004. In addition to cash and cash equivalents, corporate investments with a carrying value of $24 million (2003 – $40 million) are redeemable funds managed by Dundee Wealth.

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Other significant changes in our cash position and significant uses or sources of cash since December 31, 2003 are detailed below:

  During 2004, $60.5 million (2003 – $37.7 million) was utilized to finance deferred sales commissions. Increases in sales commissions paid reflect higher sales levels in Dundee Wealth. Sales commission payments were financed internally in both 2004 and 2003, thereby permitting the Company to retain all the management fees associated with these new assets and to receive the tax deduction associated with the commission expense.
  Changes in client balances represented a cash inflow of $9.2 million in 2004 as compared to a $48.2 million cash outflow in 2003. Trading in brokerage securities owned and brokerage securities sold short generated a cash inflow of $11.3 million in 2004 as compared to a $10.7 million cash outflow in 2003. As previously noted, while these amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any change to the Company’s financial position. Consistent with changes in client account balances, amounts owing on the call loan facility in Dundee Wealth’s subsidiary decreased by $20.8 million in 2004, as compared to an increase of $13.8 million in 2003.
  Proceeds from sales of investments were $104 million, of which $42 million was used to acquire new corporate investments or to increase existing positions. Amounts invested included $18 million paid to exercise the option issued by Dundee Precious.
  Dundee Realty generated cash inflows of $3.8 million in 2004 compared with cash outflows of $7.0 million in 2003. Dundee Realty’s cash flows for 2004 included $18.9 million relating to the acquisition of the Historic Distillery District. This acquisition was financed with debt of $16 million. Operating activities in Dundee Realty generated cash inflows of $28.2 million in 2004 compared with $1.6 million in 2003, including cash proceeds relating to the Pantages project. During 2004, Dundee Realty paid $19.6 million to acquire land held for development and further expended $8.8 million in development of land inventory.
  During 2004, we paid $1.7 million to acquire our shares for cancellation under the terms of our normal course issuer bid, or otherwise. In addition, Dundee Wealth paid a further $7.9 million to acquire shares under its own normal course issuer bid.
  During 2004, our subsidiaries paid dividends to non controlling interest of $1.8 million.
  Dundee Corporation made two semi-annual interest payments totaling $10.1 million to its debenture holders in respect of its $150 million, 6.70% senior debentures. In addition, the Company repaid $49.7 million against outstanding corporate debt, including $45.9 million to reduce the balance owing under our bank revolving term credit facilities.

Many of Dundee Wealth’s subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital, which are usually maintained in cash or other liquid assets. At December 31, 2004, all regulated entities complied with regulatory capital requirements and securities related entities reported excess capital of over $40 million (2003 – $31 million).

Cash Requirements

On an ongoing basis, the Company will require cash to support regulatory capital in its regulated subsidiaries and to finance the sales commissions associated with new products. Management believes that existing cash and credit facilities, along with cash flows generated from operations, will permit the Company to manage its resources efficiently, maintain sufficient liquidity to meet ongoing working capital requirements and ensure compliance with regulatory capital requirements.

2 0 0 4  A N N U A L R E P O R T                                                                                                                                                                                                    41

CONTINGENCIES, COMMITMENTS AND OFF BALANCE SHEET OBLIGATIONS

The following table summarizes payments due for the next five years and thereafter in respect of our contractual obligations and the obligations of our subsidiaries.

(in thousands of dollars)

		Expected Payments Schedule

		2006 to	2008 to
	2005	2007	2009	Thereafter	TOTAL

6.70% Senior Debentures	$-	$150,000	$-	$-	$150,000
Bank debt (note i)	31,275	-	-	-	31,275
Real estate debt	49,906	4,595	4,149	3,888	62,538
Capital lease obligations	471	782	275	-	1,528
Operating lease obligations (note ii)	18,934	24,934	13,057	7,762	64,687
Other debt (notes iii and iv)	18,122	10,997	450	7,313	36,882

	$118,708	$191,308	$17,931	$18,963	$346,910

(i)    In April 2004, the Company renegotiated its revolving term credit facility, extending the maturity date to April 28, 2005. In addition, the revolving term credit facility available to Dundee Wealth’s subsidiary was also renegotiated with the maturity extended to December 29, 2005.

(ii)    Operating lease obligations include minimum lease commitments to landlords, suppliers and service providers. Several of these leases oblige the Company or its subsidiaries to pay additional amounts if usage or transaction activity exceeds specified levels.

(iii)     Other debt is reported exclusive of obligations under the Income Trust arrangements described in note 9 to the 2004 Audited Consolidated Financial Statements and aggregating $9.3 million at December 31, 2004 as these obligations are contingent on the underlying net asset value of mutual fund units financed by these arrangements.

(iv)    Other debt does not include Dundee Realty’s obligations under the rent supplement arrangements with Dundee REIT as obligations will vary based on vacated space of certain of Dundee REIT’s revenue properties as discussed in note 12 to the 2004 Audited Consolidated Financial Statements.

As a part of the creation of Dundee REIT, Dundee Realty entered into the following contractual arrangements with Dundee REIT:

  Dundee Realty retained the ownership of 50% of the property management company which provides property management services to Dundee REIT. Under the property management arrangements, Dundee Realty agreed to provide Dundee REIT with a rent supplement that is computed using a formula based on vacant space of certain of Dundee REIT’s revenue properties. The term of the rent supplement beginning June 30, 2003, is five years for office and retail space and three years for industrial space. For the year ended December 31, 2004, the Company paid $3.4 million in respect of this rent supplement.
  Dundee Realty has agreed to guarantee certain debt associated with some of the properties that have been transferred to an indirect subsidiary of Dundee REIT. As at December 31, 2004, the aggregate of such guarantees was $35 million. Dundee Realty was indemnified by Dundee REIT in respect of these guarantees.

In addition, the Company has made the following commitments in respect of its real estate division:

  Dundee Realty has provided a guarantee in the amount of $15.0 million in connection with a $32 million loan obtained by the joint venture of the Historic Distillery District in which Dundee Realty has a 50% interest.
  Dundee Realty had commitments under land purchase agreements totaling $20.8 million as at December 31, 2004 which will become payable in future periods upon the satisfaction of certain conditions pursuant to such agreements. In addition, estimated costs to complete land or housing and condominium projects under development not already accrued as at December 31, 2004 amounted to $3 million.
  Dundee Realty conducts its real estate activities from time to time through joint ventures with third party partners. The Company is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $27.8 million as at December 31, 2004, inclusive of the $15 million guaranteed amount mentioned previously. The Company would have available to it the other venturers’ share of assets to satisfy the obligations, if any, that may arise.

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In addition, on June 30, 2003, we entered into a shareholders’ agreement with the management shareholders of Dundee Realty and agreed to repurchase their shares in certain circumstances. If the repurchase occurs prior to June 30, 2005, the aggregate purchase price is deemed to be $3.6 million, otherwise the purchase price is fair market value at the time of the purchase. Options to purchase an additional 1% interest in Dundee Realty each year for a five-year period at a price of $420,000 for each 1% exercised were initially issued to the management shareholders on June 30, 2003. During 2004, one of the management shareholders sold his interest in Dundee Realty to the other shareholders and options to purchase a 1% interest in Dundee Realty exercisable in 2004 and 2005 were cancelled.

The Company and its subsidiaries have lease agreements in respect of premises. Minimum payments in respect of these obligations are detailed in note 12 to the 2004 Audited Consolidated Financial Statements.

Certain of Dundee Wealth’s subsidiaries have previously entered into agreements for the financing of sales commissions on mutual fund sales. Some of these agreements are in the form of distribution arrangements whereby the financing entity financed the sales commissions directly. We pay a distribution fee as consideration under these agreements, which is calculated as a percentage of the net asset value of the related mutual fund units, and recorded as an expense in the period incurred.

On the creation of DWM, we entered into a shareholders’ agreement along with Dundee Wealth and with Caisse de dépôt et placement du Québec (“Caisse”), the non controlling shareholder of DWM. The agreement provides that in certain circumstances, Caisse will have the right to require DWM, Dundee Wealth or the Company to repurchase all or part of its interest in DWM at fair market value.

We are subject to a trust indenture in respect of the $150 million unsecured debentures that are issued and outstanding. The trust indenture contains various covenants and provisions which may include restrictions on our ability, or on the ability of certain of our subsidiaries, to incur additional debt.

Each of Dundee Corporation, Dundee Wealth and Eurogas has established share incentive plans for employees, officers and directors and in the case of Dundee Wealth, for independent financial advisors and service providers. These share incentive plans, the number of shares granted and issuable and their impact on current reported net earnings are outlined in note 11 to the 2004 Audited Consolidated Financial Statements. Dundee Wealth has also granted shares to employees and independent financial advisors that will be issued in the future, contingent on certain conditions that are generally designed to encourage retention of employees over time, or to reward the attaining of excellence in providing profitability to the Company.

Investment in Dundee Wealth Bank

In November 2004, Dundee Wealth Bank received its Schedule I bank charter from the Office of the Superintendent of Financial Institutions (“OSFI”) and expects to receive its license to commence business in April 2005. Dundee Corporation has committed to provide the initial capitalization for Dundee Wealth Bank of $12 million and has provided various undertakings to OSFI and to the Canadian Deposit Insurance Corporation in connection with Dundee Wealth Bank’s memberships. Dundee Wealth Bank will provide banking products and services to financial advisors and clients of Dundee Wealth. In connection therewith, the Company has incurred approximately $6 million in investigative, development and regulatory related start up costs. Of this amount, approximately $1.2 million will be recorded as capital assets of the bank and the remaining amount will be amortized to income over a five-year period, either by Dundee Wealth Bank or by Dundee Wealth.

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Financial Instruments

From time to time, Dundee Wealth’s brokerage subsidiary may enter into various derivative instrument contracts to meet the needs of customers, earn trading income and manage exposure to market or foreign exchange risk. At December 31, 2004, we held foreign exchange contracts with a notional amount of $18.9 million (2003 – $18.5 million) which we use to mitigate our foreign exchange exposure to the U.S. Dollar. The principles of hedge accounting were not applied and therefore, fluctuations in the U.S. foreign exchange rate may impact our operating results.

Our resource segment may utilize derivative financial instruments to manage financial risks, including commodity risks. Hedge accounting may be applied to certain of these derivative financial instruments.

We are also exposed to market risk from fluctuations in the price of other financial instruments, including brokerage securities owned and brokerage securities sold short and our corporate investment holdings. Market risk may occur with volatility in interest rates and global market conditions. These fluctuations may have an impact on our operating results.

RELATED PARTY TRANSACTIONS

Other than as disclosed elsewhere in these consolidated financial statements, the particulars of related party transactions as at and for the years ended December 31, 2004 and 2003 are discussed below.

Wealth Management Revenues

Dundee Wealth and its subsidiaries, in the course of their regular business activities, have routine transactions with affiliated companies of Dundee Corporation, including certain of our equity accounted investees. Generally, transactions between Dundee Wealth and these related entities are conducted on normal market terms and are recorded at their exchange value.

In the normal course of its business, Dundee Wealth’s investment management subsidiary will purchase or sell securities through registered brokers for the benefit of mutual fund clients and other discretionary client portfolios. These transactions may, from time to time, be conducted through Dundee Wealth’s brokerage subsidiary. These transactions are conducted at a negotiated discounted schedule.

Dundee Wealth’s brokerage subsidiary may participate in corporate finance related activities, including financial advisory activities, with or on behalf of other entities in the Company, including equity accounted investees of the Company or fiduciary accounts managed by Dundee Wealth’s investment management subsidiary.

Officers and directors of the Company and its subsidiaries may make use of the facilities of Dundee Wealth’s brokerage firm or mutual fund dealer.

Corporate Investments

As at December 31, 2004, we had investments with a carrying value of $24 million (2003  $40 million) which are managed by a subsidiary of Dundee Wealth. Transactions in respect of these assets were conducted on the same basis as third party investors.

Shareholder Loans

The Company has made loans to shareholders and certain officers of the Company and its subsidiaries, aggregating $1.9 million, primarily to acquire shares of the Company. The underlying shares acquired generally secure these loans.

44                                                                                                                                                                                                D U N D E E  C O R P O R A T I O N

MANAGING RISK

The wealth management industry in Canada has experienced considerable growth in the past decade. Changing demographics and concern about financial security in retirement, compounded by a continuing low-interest rate environment, are expected to result in a continued increase in assets available for investment. In recent years, investors have endeavoured to increase their knowledge of available investment products and services, and wealth management firms have responded by increasing the availability of, and access to, information in respect of these wealth management products and services. Simultaneously, there has been an increase in the number, type and sophistication of products and services offered by financial institutions. The Company believes that these changing factors will result in an increased number of investors seeking some level of professional financial and investment advice in managing their investments. Dundee Wealth is well positioned to meet this challenge as it continues to establish itself as a fully integrated wealth management business, combining professional investment management products, solutions and services with knowledgeable financial advisory professionals.

Creating, Attracting and Retaining AUM and AUA

The profitability of Dundee Wealth is directly related to its ability to create, attract and retain AUM and AUA. These assets are subject to a fee, generally calculated as a percentage of their net asset value.     Should a sizable number of clients seek to terminate their arrangements with Dundee Wealth and withdraw assets, the Company’s profitability would be adversely affected.

Investment performance continues to play an important role in the Company’s ability to sell financial products and retain customers. As at December 31, 2004, approximately 81% (2003 – 86%) of the total AUM in the Dynamic Mutual Funds ranked in the top two quartiles of peer group equivalents as measured by one of Canada’s leading investment fund research firms based on one-year performance and approximately 90% (2003 – 89%) based on three-year performance. There can be no assurances that Dundee Wealth will be able to continue to achieve superior returns relative to its competitors in future periods.

Dundee Wealth demands the highest standards of ethics, knowledge and professional judgement from its extensive network of established financial advisors. Dundee Wealth’s client base is diversified and ranges from high net worth investors to investors who are just beginning to accumulate financial assets. Dundee Wealth’s financial advisors are positioned to service the varying demands of these investors.

Market Influences

Negativity in domestic and international capital markets may challenge Dundee Wealth. The movement of capital markets is beyond the control of Dundee Wealth but, to a significant degree, may impact on the Company’s overall profitability. Revenues from Dundee Wealth’s investment management arm are primarily based on the market values of AUM, generally determined using trading values of underlying securities in global markets. The unpredictability of the global economy may also affect retail and institutional clients' willingness to actively trade in capital markets, impacting Dundee Wealth’s commission revenues as well as trading and corporate finance activities. Declining interest rates may reduce the interest spread earned by Dundee Wealth’s brokerage subsidiary on amounts borrowed in margin accounts.

Competition

Dundee Wealth operates in a highly competitive environment that includes other providers of wealth management products such as mutual funds and private client investment managers, financial advisors, investment dealers, banks and insurance companies, some of which have greater financial or other resources than Dundee Wealth. In order to remain competitive, Dundee Wealth will continue to be innovative in the development of financial

2 0 0 4  A N N U A L R E P O R T                                                                                                                                                                                                45

products and solutions for its clients, to monitor its investment performance, and to provide the highest level of service to its clients.

There may be competitive pressures from time to time to lower the fees that the Company charges on its products and services which may impact the ability to retain clients in the future. While changes to management fee rates, commission rates and trailer fee rates will affect the operating results of the Company, management believes that its current fee structure is competitive with its industry peers.

Operating in a Regulated Environment

The regulatory operating environment for wealth management and financial services operations in Canada continues to expand, becoming more regimented and complex. Dundee Wealth supports regulatory changes that enhance the integrity and reputation of its industry and that protect the interests of its client base. Dundee Wealth’s compliance personnel actively participate in the development of new legislation and regulation. However, new regulatory requirements may involve changes to the way we currently conduct our business or may increase the cost and associated profitability of our business. The Company believes that its ability to comply with all applicable laws and regulations including these emerging changes is dependent upon the establishment, implementation and maintenance of extensive compliance policies and procedures. Dundee Wealth has a team of experienced compliance personnel that work full time on these efforts. When Dundee Wealth completes an acquisition, it is possible that the acquired company’s compliance standards may be insufficient or not as developed as those of the Company. The Company attempts to resolve compliance issues through its due diligence review, however, it is possible that its review will not identify all possible problems.

Regardless of the Company’s effectiveness in monitoring and administering established compliance policies and procedures, the Company, and any of its directors, officers, employees or agents, may be subject to liability or fines which may limit the ability to conduct business. The Company maintains various types of insurance to cover certain potential risks and continuously evaluates the adequacy of its insurance coverage. In recent years, the cost of obtaining insurance has increased while the number of insurance providers has decreased. As a result, the ability to obtain insurance on reasonable economic terms may be more difficult in the future.

Capital Requirements

Certain subsidiaries of Dundee Wealth operate in regulated environments and are subject to minimum regulatory capital requirements. Accordingly, Dundee Wealth may be required to keep sufficient cash and other liquid assets on hand to maintain capital requirements. Although each of these regulatory entities currently has sufficient capital, growth of the business may necessitate additional capital requirements and the failure to maintain required regulatory capital may subject the relevant registrant to fines, suspension or revocation of registration or could prohibit the Company from expansion. The Company monitors the level of regulatory capital required in each of these business units on an ongoing basis to ensure they meet the minimum requirements.

Dundee Wealth currently finances the sales commissions associated with mutual funds sold on a deferred sales charge basis through internal means. In the past few years, sales of mutual funds have increased significantly, increasing the funding required for these new mutual fund assets. In periods where the value of mutual fund units sold on a deferred sales charge basis is high, sources of funding other than cash flow from operations may be required in order to pay dealer sales commissions and it is not certain that such additional funding, if needed, will be available on terms attractive to the Company, or at all.

Credit Risks

Dundee Wealth is exposed to the risk that third parties that owe the Company cash, securities or other assets may not fulfill their obligations, due to lack of liquidity, bankruptcy, operational failure or other cause. These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses, other financial

46                                                                                                                                                                                                       D U N D E E  C O R P O R A T I O N

intermediaries, and issuers whose securities are held by us. Credit risks associated with customers include amounts loaned in margin accounts. While the Company reviews its credit exposure to specific clients, counterparties and other debtors, default risk may arise from events or circumstances that are otherwise difficult to detect.

REAL ESTATE

Real estate ownership is generally subject to numerous risks, including changes in general economic conditions, such as the availability and cost of financing or refinancing, local economic conditions, competition of other investors, managers or owners and other factors. Real estate assets are relatively illiquid. Such illiquidity may limit our ability to vary our real estate portfolio in response to changing economic or investment conditions. In recessionary times, it may be difficult to dispose of certain types of real estate. The costs of holding real estate could be considerable, and as a holder of real estate during a recessionary period, we may be faced with ongoing expenditures with a declining prospect of incoming receipts.

As a result of market conditions, we may not be able to, or may not wish to develop our land holdings. Development of land holdings and properties that are to be constructed are subject to a variety of risks, not all within our control. Such risks include lack of funding, variability in construction costs or unforeseeable delays.

As an owner of real property, we are subject to various federal, provincial and state laws relating to environmental matters. Such laws provide that we could be liable for the costs of removal and remediation of certain hazardous, toxic substances released on or in the Company’s properties, or disposed of at other locations. The Company has insurance and other policies and procedures in place to review and monitor environmental exposure, which it believes mitigates these risks to an acceptable level.

Real estate investments are often made as joint ventures or partnerships with third parties. These structures involve certain additional risks, including, the possibility that the co-ventures/partners may at any time have economic or business interests inconsistent with ours, the risk that such co-ventures/partners could experience financial difficulties which could result in additional financial demands on Dundee Realty or Dundee REIT to maintain and operate such properties or repay debt in respect of such properties, and the need to obtain the co-ventures/partners consents with respect to certain major decisions in respect of such properties. The Company attempts to mitigate these risks by performing due diligence procedures on potential partners, contractual arrangements and close monitoring and supervision of the joint venture or partnership.

Cash distributions of Dundee REIT are not guaranteed and may fluctuate with its financial performance.

RESOURCES

The resource industry is highly competitive and, in addition, involves a number of risks. Revenues and profits depend on market prices for resource commodities, which can fluctuate materially. Adverse fluctuations can have a significant negative effect on our revenues and profitability. Resource mining and exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is also highly capital intensive and the ability to complete a development or exploration project may be dependent on the entity’s ability to raise additional capital. In certain cases, this may be achieved only through joint venture or other relationships that would reduce the entity’s ownership interest in the project. There is no assurance that additional resources or reserves in commercial quantities will be discovered by any of the companies or that development operations will prove successful. Further, many of our resource investees operate in foreign jurisdictions which cause these operations to be subject to business risks inherent in those countries, in addition to business risks generally inherent to the resources industry which may involve matters arising out of government policies, receipt and maintenance of necessary permits and title to properties, imposition of special taxes or similar charges by regulatory

2 0 0 4  A N N U A L R E P O R T                                                                                                                                                                                            47

bodies, regulations with respect to the environment including clean up and rectification costs, foreign exchange rate fluctuations and controls, access to capital markets, civil disturbances, deprivation or unenforceability of contract rights or the taking of property without fair compensation and credit risk. In addition, the market prices of securities of resource companies have experienced volatility in the past, often based on factors unrelated to the financial performance or prospects of the underlying company, which include general economic conditions and cycles and macroeconomic developments.

INVESTMENT HOLDINGS

Our investments are in a variety of industry segments and therefore, each investment will be subject to specific risks inherent in the unique business environment in which it operates. In the case of equity accounted investments, we are required to record our share of income or loss from these investments and accordingly, our earnings may be negatively affected. Further, to the extent that the investment is a public company, the investment is subject to market forces which may fluctuate beyond our control. Certain of our private company holdings are illiquid and disposition may be difficult. We may realize lower proceeds of disposition in the event that we are required to dispose of an investment at a point in time when market prices are low. We mitigate this risk by utilizing our revolving credit facilities so that we can maximize the timing of any dispositions.

GENERAL

Future Acquisitions and Integration

Certain of the Company’s subsidiaries have implemented a growth strategy that has relied in part on acquisitions and associated realization of operating synergies. Successful acquisition requires the Company to identify suitable candidates for purchase on acceptable terms, and the acquired business to be successfully integrated in a timely and non-disruptive manner towards minimizing the risk of loss of client business. Even with the investment of management and financial resources, an acquisition may not produce the anticipated revenue, earnings or business synergies. In addition, acquisitions can involve non-recurring charges and, if not successful, the write-off of amounts of goodwill and other intangible assets that could have an adverse effect on the Company’s financial results. Management performs an extensive review of the value of goodwill and other intangible assets on an ongoing basis, which review has not identified any required adjustments.

The Company continually reviews technology developments in the industry towards maintaining competitiveness. Recent development delays related to certain aspects of the brokerage division’s back-office systems have been encountered which may impact the timing of future conversions and the realization of operating cost synergies in connection with the acquired Cartier operations.

Raising Capital

The Company and/or its subsidiaries may be required to raise additional funds through public or private financing, strategic relationships or other arrangements for a variety of purposes, including business acquisitions, to capitalize on unanticipated opportunities, as well as to respond to competitive pressures. Additional equity funding will reduce the percentage ownership of the existing shareholders of the Company and may dilute net book value per share. It is also possible that any such equity funding may involve securities which have rights or privileges senior to those of holders of common shares or that any debt financing, if available, may involve restrictive covenants. There can be no assurance that such additional funding, if needed, will be available on economic terms, or at all.

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FUTURE ACCOUNTING CHANGES

Consolidation of Variable Interest Entities

In August 2004, the CICA issued revised CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15R”), which will become effective for the Company’s 2005 year. The revised guideline was released to harmonize with counterpart pronouncements in the United States. The guideline defines requirements for the application of consolidation accounting to certain entities that are subject to control on a basis other than ownership or voting interest. During the first quarter of 2005, the Company completed its assessment of the standard, in particular in respect of certain mutual fund entities that it manages and which experience low volatility of returns and has concluded that the impact to the consolidated financial statements of the Company will not be material.

The real estate division has evaluated its interests in joint ventures and has determined that certain joint ventures are Variable Interest Entities. However, Dundee Realty has determined that it is not the primary beneficiary under these arrangements as at December 31, 2004. Dundee Realty will re-evaluate this determination following changes to financing and business activities related to these joint ventures. Dundee Realty currently uses the proportionate consolidation method to account for its interests in joint ventures.

Financial Instruments

In January 2005, the CICA released CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and two related standards, Section 3865, “Hedges”, and Section 1531, “Comprehensive Income”. These standards reflect the view that fair value, not historical cost, is the appropriate way for measuring financial instruments. The new section is expected to be effective for the 2007 fiscal year. Under the new standards, the only financial instruments that can be carried at historical cost are items such as trade receivables, trade payables and certain financial liabilities. Otherwise, financial instruments should generally be classified as “trading”, “held to maturity” or “available for sale”. Financial instruments that are classified as “held to maturity” should be carried at amortized cost. Financial instruments that are designated as “available for sale” must also be stated at fair value, but unrealized gains and losses will be applied directly to shareholders’ equity in a new category called “other comprehensive income”. Realized gains and losses and impairments in values on “available for sale” securities will continue to be reflected through earnings. Equity accounted investments will continue to be accounted for based on the principles of equity accounting. The Company is currently evaluating the impact of applying the new standards. The Company does not expect Section 3865, “Hedges”, to have a material impact on the consolidated financial statements.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions. Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, generally. These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company. The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward looking statements. The Company has no specific intention to update any forward looking statements whether as a result of new information, future events or otherwise. The risks, uncertainties and other factors that could influence actual results are described in the “Risk and Uncertainties” section of this Management’s Discussion and Analysis and are based on information available as of March 24, 2005.

2 0 0 4  A N N U A L R E P O R T                                                                                                                                                                                                49

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information concerning Dundee Corporation, including a copy of the Company’s Annual Information Form may be found on SEDAR at www.sedar.com. The Company’s 2004 AIF will be available on March 31, 2005.

Toronto, Ontario March 24, 2005

50                                                                                                                                                                                                D U N D E E  C O R P O R A T I O N

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements, the notes thereto and other financial information contained in this annual report has been prepared by, and are the responsibility of, the management of Dundee Corporation. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management’s best estimates and judgements when appropriate.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee, which is comprised of four independent Directors, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Company’s consolidated financial statements and the report of the auditors. It reports its findings to the Board of Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

President and Chief Executive Officer                                                        Executive Vice President and

                                                                                                                 Chief Financial Officer

Toronto, Canada March 24, 2005

2 0 0 4  A N N U A L R E P O R T                                                                                                                                                                                        51

Auditors’ Report

To the Shareholders of Dundee Corporation

We have audited the consolidated balance sheets of Dundee Corporation (the “Company”) as at December 31, 2004 and 2003 and the consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada March 24, 2005

52                                                                                                                                                                                        D U N D E E  C O R P O R A T I O N

     D U N D E E  C O R P O R A T I O N

C O N S O L I D A T E D  B A L A N C E  S H E E T S

As at December 31, 2004 and 2003
(expressed in thousands of Canadian dollars)

	December 31, 2004	December 31, 2003

		(Restated)

ASSETS

Cash and cash equivalents	$175,498	$148,658

Brokerage securities owned (note 3)	16,788	24,978

Accounts receivable	168,266	170,682

Client accounts receivable	282,284	354,347

Corporate investments (note 4)	344,297	324,867

Deferred sales commissions (note 5)	109,912	85,309

Capital and other assets (note 6)	197,873	160,625

Goodwill and other intangible assets (notes 2 and 7)	452,734	465,135

TOTAL ASSETS	$1,747,652	$1,734,601

LIABILITIES

Bank indebtedness (note 8)	$361	$21,181

Accounts payable and accrued liabilities	165,597	186,276

Brokerage securities sold short (note 3)	7,061	3,966

Client deposits and related liabilities	273,311	336,126

Income taxes payable	20,515	13,827

Corporate debt (note 9)	255,639	295,622

Future income tax liabilities (note 14)	73,360	38,552

	795,844	895,550

NON CONTROLLING INTEREST (note 2)	293,798	245,818

SHAREHOLDERS' EQUITY

Share capital (note 10)

Common shares	290,220	288,740

Contributed surplus (notes 10 and 11)	2,253	987

Retained earnings	367,604	304,758

Foreign currency translation adjustment	(2,067)	(1,252)

	658,010	593,233

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,747,652	$1,734,601

The accompanying notes are an integral part of these consolidated financial statements.

Contingencies and commitments (note 12)

Approved by the Board

Director

Director

2 0 0 4  A N N U A L R E P O R T                                                                                                                                                                                                   53

D U N D E E C O R P O R A T I O N

C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the years ended December 31, 2004 and 2003
(expressed in thousands of Canadian dollars, except per share amounts)

	December 31, 2004	December 31, 2003

		(Restated)

REVENUE
Management and administration fees	$238,805	$195,220
Redemption fees	10,580	10,515
Financial services	328,549	149,263
Real estate revenue	169,954	77,761
Oil and gas sales, net of royalties	4,499	11,360

	752,387	444,119
Investment income (note 4)	69,900	44,545

	822,287	488,664

EXPENSES
Selling, general and administrative	232,390	153,061
Variable compensation	229,809	82,144
Trailer fees	42,784	33,448
Operating costs, real estate	119,759	58,990
Operating costs, oil and gas properties	1,237	4,452

	625,979	332,095

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON CASH ITEMS	196,308	156,569
Amortization of deferred sales commissions	35,863	42,404
Depreciation, depletion and amortization	12,397	9,112
Interest expense	14,613	15,931

OPERATING EARNINGS	133,435	89,122
Share of earnings of equity accounted investees (note 4)	13,939	8,836
Dilution gain (note 2)	639	32,700
Investment provision	(7,537)	(4,655)

Income taxes (note 14)
Current	(19,904)	(19,335)
Future	(32,206)	2,945

	(52,110)	(16,390)

Non controlling interest	(22,533)	(8,603)

NET EARNINGS BEFORE EXTRAORDINARY ITEM	65,833	101,010
Extraordinary gain	-	19,951

NET EARNINGS FOR THE YEAR	$65,833	$120,961

EARNINGS PER SHARE

Basic earnings per share
Earnings before extraordinary gain	$2.61	$4.01
Net earnings	$2.61	$4.80

Diluted earnings per share
Earnings before extraordinary gain	$2.49	$3.97
Net earnings	$2.49	$4.75

The accompanying notes are an integral part of these consolidated financial statements.

54                                                                                                                                                                                                    D U N D E E  C O R P O R A T I O N

D U N D E E  C O R P O R A T I O N

C O N S O L I D A T E D  S T A T E M E N T S  O F  C H A N G E S  I N  S H A R E H O L D E R S'  E Q U I T Y

As at and for the years ended December 31, 2004 and 2003 (expressed in thousands of Canadian dollars)

				Foreign
				Currency
	Common	Contributed	Retained	Translation
	Shares	Surplus	Earnings	Adjustment	Total

Balance, December 31, 2002	$290,727	$-	$188,239	$-	$478,966

Change in retained earnings to account for changes

in accounting policies	-	-	(3,453)	-	(3,453)

Restated balance	290,727	-	184,786	-	475,513

Net earnings for the year	-	-	120,961	-	120,961

Foreign currency translation adjustment	-	-	-	(1,252)	(1,252)

Issuance of Class A subordinate shares for cash	1,640	-	-	-	1,640

Issuance of Class A subordinate shares

for non cash consideration	78	-	-	-	78

Issuance of deferred share units	-	987	-	-	987

Acquisition of Class A subordinate shares for cancellation	(3,705)	-	(989)	-	(4,694)

Balance, December 31, 2003	288,740	987	304,758	(1,252)	593,233

Net earnings for the year	-	-	65,833	-	65,833

Foreign currency translation adjustment	-	-	-	(815)	(815)

Issuance of Class A subordinate shares for cash	2,326	-	-	-	2,326

Issuance of Class A subordinate shares

for non cash consideration	76	-	-	-	76

Issuance of deferred share units	-	583	-	-	583

Share based compensation	-	683	-	-	683

Cancellation of options	-	-	(1,953)	-	(1,953)

Acquisition of Class A subordinate shares for cancellation	(922)	-	(1,034)	-	(1,956)

Balance, December 31, 2004	$290,220	$2,253	$367,604	$(2,067)	$658,010

The accompanying notes are an integral part of these consolidated financial statements.

2 0 0 4  A N N U A L R E P O R T                                                                                                                                                                                                    55

D U N D E E  C O R P O R A T I O N

C O N S O L I D A T E D  S T A T E M E N T S  O F  C A S H F L O W S

For the years ended December 31, 2004 and 2003
(expressed in thousands of Canadian dollars)

	December 31, 2004	December 31, 2003

		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the year	$65,833	$120,961
Non cash items in earnings:
Depreciation, depletion and amortization	48,260	51,516
Net investment gains	(64,191)	(39,101)
Net gains from real estate assets	-	(7,758)
Share of unremitted equity earnings	(13,939)	(8,836)
Dilution gain	(639)	(32,700)
Investment provision	7,537	4,655
Future income taxes	32,206	(2,945)
Extraordinary gain	-	(19,951)
Non controlling interest	22,533	8,603
Other	6,966	2,746

	104,566	77,190
Changes in:
Accounts receivable	6,032	(34,944)
Accounts payable and accrued liabilities	(13,597)	33,201
Bank indebtedness	(20,820)	13,807
Income taxes payable	5,773	12,271
Brokerage securities owned and sold short, net	11,285	(10,698)
Client accounts receivable, net of client deposits and related liabilities	9,248	(48,201)
Development of land, housing and condominium inventory	(7,447)	(7,516)
Other real estate working capital	(4,590)	-

CASH PROVIDED FROM OPERATING ACTIVITIES	90,450	35,110

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from dispositions of corporate investments	104,031	137,434
Acquisitions of corporate investments	(42,481)	(20,592)
Cash disbursed in business combinations (note 2)	(20,458)	(158,167)
Sales commissions incurred on distribution of mutual funds	(60,466)	(37,654)
Acquisition of shares in subsidiary	(2,690)	(3,251)
Acquisition of land held for development	(19,637)	(10,505)
Investment in real estate revenue properties	(972)	(1,005)
Proceeds from disposition of real estate investments	-	8,040
Other	(19,741)	(8,746)

CASH USED IN INVESTING ACTIVITIES	(62,414)	(94,446)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) increase in corporate debt	(49,681)	3,224
Increase (decrease) in real estate debt	14,999	(7,648)
Issuance of Class A subordinate shares, net of issue costs	2,327	1,640
Acquisition of Class A subordinate shares for cancellation	(1,675)	(4,694)
Issuance of shares in subsidiaries to non controlling interest	42,483	96,554
Acquisition of shares in subsidiary for cancellation	(7,855)	-
Dividends paid by subsidiaries to non controlling shareholders	(1,794)	(549)

CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES	(1,196)	88,527

NET INCREASE IN CASH DURING THE YEAR	26,840	29,191
Cash and cash equivalents, beginning of year	148,658	119,467

CASH AND CASH EQUIVALENTS, END OF YEAR	$175,498	$148,658

Cash flows from operating activities include the following:

Interest paid	$15,358	$16,857

Taxes paid	$21,826	$9,757

The accompanying notes are an integral part of these consolidated financial statements.

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DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(tabular dollar amounts in thousands of Canadian

 dollars, except per share amounts)

Dundee Corporation (the “Company” or “Dundee Corporation”, (formerly Dundee Bancorp Inc.)) is primarily a holding company dedicated to wealth management, real estate and resources. The Company’s domestic wealth management activities are carried out through its 67% owned subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”). Dundee Corporation also provides wealth management services internationally through offices in Bermuda and the Cayman Islands. Together, these domestic and international wealth management operations provide a broad range of financial products and services to individuals, financial advisors, institutions, corporations and foundations. Real estate operations are carried out through the Company’s 86% owned subsidiary, Dundee Realty Corporation (“Dundee Realty”). Dundee Corporation also holds and manages its own investments which include both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services. The Company trades on the TSX.

1 . SUM MAR Y OF SI GN IF IC ANT A CCO UNT IN G POL IC IES

AND BAS IS OF P RESEN TAT I ON

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as well as the Company’s proportionate share of assets, liabilities, revenue and expenses of joint ventures in which it participates. The Company’s major subsidiaries include:

Year Ended December 31, 2004		Year Ended December 31, 2003

Opening	Ending	Opening	Ending
Ownership	Ownership	Ownership	Ownership

Dundee Wealth Management Inc.	Direct	68%	67%	84%		68%
Dundee Realty Corporation	Direct	85%	86%	N/A	*	85%
Eurogas Corporation	Direct	51%	51%	51%		51%

* Equity accounted until June 30, 2003.

All intercompany transactions have been eliminated in these consolidated financial statements. The non controlling interests in the net book value of subsidiaries and in their net earnings are included as a separate line item in the consolidated balance sheets and consolidated statements of operations, respectively.

Acquisitions

The Company accounts for business combinations and acquisitions as purchase transactions. Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets on the basis of estimated fair values at the date of purchase including identifiable intangible assets and associated future income tax effects, with any excess being assigned to goodwill. When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as an extraordinary gain. Goodwill arising on acquisition is allocated to

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reporting units and tested at least annually for impairment. For interests acquired during the year, purchase accounting is applied on a prospective basis from the date of the transaction.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are carried at cost, which approximates fair value. Cash equivalents include short term financial instruments which are highly liquid and immediately exchangeable into known amounts of cash.

Brokerage Securities Owned and Brokerage Securities Sold Short

Brokerage securities owned and brokerage securities sold short are stated at market values on the consolidated balance sheet dates. Market value is based on quoted market prices where available, or, for non-listed securities, market value is based on management’s estimates.

Derivative Financial Instruments

The Company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge. Gains and losses relating to commodity price derivative instruments that meet hedge criteria are recognized as part of oil and gas revenues concurrently with the hedged transaction. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated, at which time the fair value of the derivative that had been deferred by the application of hedge accounting is recognized in earnings over the term of the original hedging relationship.

Other derivative financial instruments, not designated as hedges, are carried at estimated fair value with the resulting gains and losses arising from changes in fair values being reported in current operations.

Client Accounts

In accordance with brokerage industry practice, client transactions are entered into on either a cash or margin basis and are recorded on a trade-date basis. If transactions are conducted on a margin basis, the Company’s brokerage subsidiary may extend credit to a client to purchase securities, and such securities purchased and/or other securities in the client’s account are held as collateral for the amounts loaned. Amounts due from clients are carried at the contractual amount receivable, net of any allowance for credit losses. The Company’s brokerage subsidiary engages in securities borrowing and lending transactions. Cash received or delivered as collateral against these transactions is included in client accounts.

Corporate Investments

Investments in companies that are subject to significant influence by the Company are accounted for using the equity method whereby the Company recognizes in earnings its proportionate share of earnings or losses of the investee. An interest in excess of 20% of the underlying voting shares of an investee would generally indicate that the Company has significant influence over an investee. However, in certain circumstances, the Company may exert significant influence by majority representation on the investee’s board of directors or by other day-to-day participation in operations. Application of the equity method will result in the recognition of a dilution gain or loss if the Company’s interest in the investment is reduced as a result of, for example, the issuance of additional shares by the investee.

58                                                                                                                                                                                    D U N D E E  C O R P O R A T I O N

Other investments are accounted for using the cost method. Changes in global market conditions, including changes in interest rates, may directly affect the value of securities. An investment, including an equity accounted investment, is written down to reflect a decrease in the underlying net realizable value of an investment if, in the opinion of management, such decrease is other than temporary.

Deferred Sales Commissions

Deferred sales commissions consist of sales commissions paid to brokers and dealers on the sale of investment management products sold on a deferred sales charge basis. Commencing in the month they are paid, these costs are amortized on a straight-line basis over a five-year period.

Capital and Other Assets

Real Estate Assets

Land under development and housing and condominiums are stated at the lower of cost and net realizable value. Net realizable value is calculated by estimating the future cash flows from such properties and discounting these cash flows at a rate that includes a risk premium appropriate for a particular project. Land held for development is stated at cost less any impairment charges.

Capitalized costs on land, housing and condominiums include all expenditures incurred in connection with the acquisition, development and construction of the asset until such asset is available for its intended use. These expenditures include interest on debt that is related to these assets. Ancillary earnings related specifically to such assets during the development period are treated as a reduction of capitalized costs. The cost of sale of land under development is allocated to each lot based on the projected total estimated cost to develop the entire subdivision, pro-rated based on street frontage for each lot. The cost of sale of houses and condominiums is based on the total costs incurred up to the date of occupancy, as well as a provision for costs to complete.

Revenue properties are stated at historic cost less accumulated depreciation and any impairment charges. The net book value of revenue properties under development includes interest on project-specific and general debt, property taxes, carrying charges and applicable general and administrative expenses incurred in the project development and construction periods, and initial leasing costs, less revenue earned prior to the project being declared operational. The Company uses the straight-line method of depreciation for revenue properties, initial leasing costs and major expansions and renovations.

Oil and Gas Expenditures

Deferred exploration and development expenditures are recorded pursuant to the full cost method of accounting whereby all costs related to the exploration and development of oil and gas reserves are accumulated in separate country-by-country cost centres. Impairment in respect of these expenditures is recognized when the carrying amount of the oil and gas properties, by cost centre, exceeds its undiscounted future cash flows based on estimated future commodity prices. If impairment is recognized, the amount of the impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proven and probable reserves are used in estimating fair value. This cost centre impairment test is conducted as at each annual balance sheet date.

The present value of expected future abandonment and reclamation costs are recorded at the time the obligation is incurred. Actual reclamation and abandonment costs incurred are charged against the amount calculated, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation.

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Depreciation and depletion of oil and gas properties and equipment, other than undeveloped properties, is computed using the unit-of-production method whereby the ratio of production to proven reserves, before royalties, determines the proportion of depletable costs to be expensed.

Pre-production stage and pre-development expenditures are recorded at cost, unless impairment is identified requiring a write-down to net realizable value.

Capital and Other Assets

Capital assets are recorded at cost, net of accumulated amortization, and are amortized on a straight-line or declining-balance basis. Annual amortization rates adopted by the Company range from 10% to 35%. Leasehold improvements are amortized on a straight-line basis over the period of the lease.

Other assets include deposits made to regulatory authorities, including contingency trust funds and the Canadian Investor Protection Fund, deferred financing costs which include debt issue fees and expenses that are amortized on a straight-line basis over the term of the debt, deferred trademark costs which are amortized on a straight-line basis over 15 years and, in respect of the wealth management segment, deferred banking costs which will be amortized on a straight-line basis over five years commencing in 2005.

Goodwill and Other Intangible Assets

Goodwill and investment management contracts with indefinite lives are not amortized but are tested for impairment at least annually, or when circumstances suggest that an impairment may have occurred. Intangible assets identified as funds under administration in an acquisition are amortized on a straight-line basis over 15 years.

Revenue Recognition

Wealth Management

Management and administration fees are generally calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed and are recognized on an accrual basis. The Company may also earn performance fees from these managed assets when their market appreciation exceeds established benchmarks. Performance fees are not recognized in earnings until their value can be established with certainty.

Redemption fees paid by unitholders of mutual funds purchased on a deferred sales charge basis, the sales commission of which was financed by the Company, are recognized as revenue on the settlement date of the redemption of the applicable mutual fund units.

Securities transactions and related commission revenues are recorded in the accounts on a trade-date basis. Interest earned from client accounts and from brokerage securities owned or brokerage securities sold short is recognized as earned and has been included in financial services revenue.

Brokerage securities owned and brokerage securities sold short are recorded at market value. Both realized and unrealized gains and losses from brokerage securities owned and brokerage securities sold short are included in the determination of net earnings.

Investment Income

Investment income includes interest and dividend income from investments carried at cost which are recognized as earned, as well as realized investment gains or losses in respect of the Company’s corporate investments or other assets.

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Real Estate

Revenue from the sale of developed sites and land sold to third parties is recognized at the time the agreement of purchase and sale is executed, provided that the agreement is unconditional, at least 15% of the sale proceeds have been received, and the collectibility of the remaining proceeds is reasonably assured. Revenue from housing is recognized when ownership has been transferred to the purchaser and collectibility of the proceeds is assured. Revenue from condominium projects is recognized by the percentage-of-completion method upon the sale of individual units when the following criteria have been satisfied: construction is beyond a preliminary stage, the purchaser is unable to require a refund, sales prices are collectible, and proceeds and costs can be estimated. If all these conditions have not been met, revenue is recognized when ownership has been transferred to the purchaser and collectibility of the proceeds is assured. Revenues from real estate revenue properties include base rents and recoveries of operating costs. The Company’s real estate segment uses the straight-line method of rental revenue recognition on revenue properties whereby any contractual rent increase over the term of a lease is recognized in earnings over the lease term. All other real estate revenue, including management fees, is recognized when earned.

Oil and Gas Sales, Net of Royalties

Revenues from oil and gas sales are recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Income Taxes

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

Foreign Currency Translation

The Company’s foreign real estate subsidiaries are considered financially self-sustaining and operationally independent. Accordingly, assets and liabilities of these subsidiaries that are denominated in foreign currencies are translated into Canadian dollars using the rate in effect on the consolidated balance sheet dates. Revenues and expenses are translated at the average rate for the reporting periods. Translation gains and losses are deferred as a separate component of shareholders’ equity until there has been a realized reduction in the underlying investment.

All other foreign currency denominated amounts, including those of integrated foreign operations, are translated into Canadian dollars using average rates for the year for items included in the consolidated statements of operations, the rate in effect at the consolidated balance sheet dates for monetary assets and liabilities included in the consolidated balance sheets and historical rates for other items. Translation gains or losses are included in the determination of net earnings.

Stock Based Compensation

The Company may issue stock based compensation to directors, financial advisors and certain employees under the terms of its share incentive plan and the share incentive plans of its subsidiaries. These plans may include the issuance of stock options and stock based awards.

The Company uses the fair value based method to account for stock based transactions. The value of stock based compensation, as of the date of grant, including awards under the Company’s share incentive plan or the share incentive plans of its subsidiaries, is recognized over the applicable vesting period as an increase in compensation expense with a corresponding increase to contributed surplus. When stock options are exercised or when shares are issued pursuant to the plan, any proceeds received, together with the amount in contributed surplus, are added to share

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capital. No expense is recognized for stock options granted before January 1, 2003, and at the time these options are exercised, the proceeds received are recorded as share capital.

The Company’s contributions under its employee share purchase plans are expensed as incurred.

Earnings Per Share

Basic earnings per share is computed by dividing the net earnings for the year by the weighted average number of Class A subordinate voting shares (“Subordinate Shares”) and Class B common shares ("Class B Shares") outstanding during 2004 of 25,231,672 (2003 r 25,217,314).

Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options by application of the treasury stock method. The weighted average number of shares outstanding during 2004, calculated on a diluted basis, was 25,866,411 (2003 – 25,475,047).

Reclassification of 2003 Amounts

Certain of the prior year amounts have been reclassified to conform to the basis of presentation adopted for 2004.

2.   B U S IN E S S C OM B I N A T I ON S
Reorganizations and Business Combinations Completed in 2004
Reorganization of Eurogas Corporation (“Eurogas”) and Great Plains Exploration Inc. (“Great Plains”)
On June 11, 2004, Eurogas and Great Plains completed a plan of arrangement pursuant to which all but two of the Canadian assets of Eurogas were transferred to Great Plains. Under the terms of the arrangement, each Eurogas share was exchanged for one new Eurogas share and 0.2 of a Great Plains share. Immediately following the completion of the plan of arrangement, the Company held a 51% interest in each of Eurogas and Great Plains and therefore accounted for these subsidiaries on a consolidated basis.

The Company’s continuing interest in Eurogas remains at 51% and the accounts of Eurogas continue to be consolidated in these financial statements.

At the time of the arrangement and following the exercise of certain options, the Company’s ownership interest in Great Plains was diluted to 49%. In accordance with GAAP, the Company ceased consolidating the accounts of Great Plains in June 2004, and began accounting for this investment using the equity method (note 4). Subsequent to the plan of arrangement, the Company’s interest in Great Plains was diluted to 24%.

Acquisition of a 50% Interest in the Historic Distillery District

On October 12, 2004, the Company acquired 50% of the Historic Distillery District in Toronto, Ontario, for $20,159,000. The assets acquired and liabilities assumed in this transaction were allocated as follows:

Net assets acquired:
Real estate assets	$21,665
Estimated fair value of liabilities assumed	(1,506)

$20,159

Represented by:
Cash	$18,859
Vendor take back mortgage	1,300

$20,159

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Included in the consideration is $725,000 related to accounts payable and accrued liabilities assumed as part of the acquisition of the Historic Distillery District. The acquisition was financed by way of a $32,000,000 loan provided by a third party. The loan is for an initial term of one year and bears interest at an annual rate equal to the greater of prime plus 3% or 7%. The loan is secured by the property and a guarantee of a subsidiary of the Company for $15,000,000 as disclosed in note 12 as a component of contingent liabilities related to unincorporated joint ventures.

Step Acquisition of Dundee Realty

On July 12, 2004, the Company acquired an additional 1.4% interest in Dundee Realty (see “Reorganizations and Business Combinations Completed in 2003”) from a non controlling shareholder. The purchase price was $1,452,000 of which $1,312,000 was assigned to the value of land under development and included in “capital and other assets”, with the balance allocated to non controlling interest.

Termination of the Investment Management Contract with Dundee Precious Metals Inc. (“Dundee Precious”)

In consideration for the voluntary termination of Dundee Wealth’s investment management contract with Dundee Precious, Dundee Precious issued 4,625,000 common shares and granted an option to acquire an additional 2,500,000 common shares at $7.31 per share (the “Option”) to Dundee Wealth. Dundee Wealth subsequently sold the 4,625,000 common shares and the Option to Dundee Corporation, for cash consideration of $27,843,000. Included in investment income is a gain of $26,849,000 realized in respect of this transaction. The investment increased the Company’s interest in Dundee Precious to 21% and accordingly, the Company began to account for this investment using the equity method.

Acquisition of M. Murenbeeld & Associates Inc. (“Murenbeeld”)

On September 3, 2004, Dundee Wealth entered into a share purchase agreement to acquire all of the issued and outstanding shares of Murenbeeld, a company engaged in the preparation and sale of research products and related advisory services (“intellectual property”). Cash consideration of $200,000 was paid on closing. In addition, Dundee Wealth issued shares at a stated value of $442,000 and agreed to pay a further $300,000 in cash, which will vest or become payable, subject to certain conditions, over the next five years. The additional contingent consideration will be charged to earnings as a compensatory amount over the vesting period. The intellectual property acquired is being amortized to expense on a straight-line basis over five years.

Disposition of Matisse Investment Management Ltd. (“Matisse”)

On September 20, 2004, a subsidiary of Dundee Wealth disposed of its 100% interest in Matisse, the manager of the Dynamic Managed Futures Hedge Fund. The aggregate sale price recorded was $642,000, being the discounted value of estimated quarterly payments thereon. The Company recognized a loss of $271,000 in respect of the disposition.

Reorganizations and Business Combinations Completed in 2003

Dundee Realty Plan of Arrangement

On June 30, 2003, the Company completed a plan of arrangement involving Dundee Realty whereby the revenue properties of Dundee Realty were transferred to a newly created real estate investment trust, Dundee Real Estate Investment Trust (“Dundee REIT”). Dundee Corporation and certain of the Dundee Realty management (“Management Shareholders”) acquired all shares of Dundee Realty owned by the public shareholders for consideration of $3.00 and one unit of Dundee REIT for each Dundee Realty share. Following the arrangement, Dundee Realty’s operations consisted primarily of its land and housing business.

The Company’s interest in Dundee REIT was reduced from 45% to 42% and the Company’s interest in Dundee Realty’s land and housing business was increased from 43% to 85% on the date of the arrangement. As a result, as of June 30, 2003, the Company accounts for its investment in Dundee Realty on a consolidated basis. The investment in Dundee REIT continues to be accounted for on an equity basis.

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The Company’s total cost of purchase of Dundee Realty following the plan of arrangement was $83,369,000, including cash of $24,406,000 paid pursuant to the plan of arrangement, $40,437,000 of historical carrying value for the 43% interest already owned, and $18,526,000 of transaction and other acquisition related costs, net of taxes. The Company’s historical carrying value represents that portion of the carrying value of the Company’s investment in Dundee Realty accounted for on an equity basis relating to the non-REIT portion of the business immediately prior to the plan of arrangement.

The increase in the Company’s ownership interest in Dundee Realty as a result of the plan of arrangement was accounted for as a step acquisition using the purchase method of accounting. The purchase price was assigned to the assets and liabilities acquired based on their estimated fair values as of the date of acquisition. The difference between the estimated fair value of these assets, net of liabilities, and the purchase price on June 30, 2003, when combined with the negative goodwill in respect of the 43% interest in the net assets already owned by the Company, was $115,454,000, of which $95,503,000 has been applied to reduce the carrying value of the real estate and other assets acquired to the extent appropriate under GAAP, with the excess being recorded as an extraordinary gain of $19,951,000. The amount of negative goodwill applied to reduce the carrying value of assets is being amortized into earnings over the life of the underlying capital or real estate assets to which the excess was applied, or will be recognized in earnings at the time that these assets are sold.

The purchase price allocation is as follows:

Net assets acquired:
Real estate assets	$77,862
Future income tax assets	41,281
Corporate debt	(63,647)
Estimated fair value of other assets acquired, net of liabilities assumed	47,824

$103,320

Represented by:
Cash	$24,406
Carrying value in Dundee Realty's land and housing business prior to the plan of arrangement	40,437
Transaction and other acquisition costs, net of tax	18,526

$83,369

Extraordinary Gain	$19,951

Acquisition of Cartier Partners Financial Group Inc. (“Cartier”)

On December 30, 2003, Dundee Wealth completed the acquisition of 100% of Cartier, an integrated distributor of mutual funds, securities and life insurance products and services. Pursuant to the acquisition, Dundee Wealth also purchased $88,172,000 of debt and the 30% interest in Cartier Mutual Funds Inc. (“CMF”) not owned by Cartier, from the former majority shareholder of Cartier.

The aggregate purchase price of $217,532,000 was comprised of cash of $165,129,000 ($541,000 paid in 2004), including $88,172,000 of assumed debt and $3,087,000 paid in respect of the acquisition of 30% of CMF, common shares of Dundee Wealth with a value of $48,234,000 ($1,973,000 issued in 2004), and future obligations in the amount of $2,104,000. In addition, transaction costs of $2,065,000 were recorded ($365,000 incurred in 2004). On acquisition, the Company assigned $47,686,000 to the intangible value of investment management contracts and $30,573,000 to the intangible value of funds under administration. The $143,905,000 excess of the purchase price over the net assets acquired was recorded as goodwill. In 2004, Dundee Wealth completed its assessment of the fair value of the net assets acquired and accordingly reduced the carrying value of goodwill by $1,058,000.

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As part of the acquisition, Dundee Wealth agreed to satisfy a future obligation to issue additional Cartier common shares, by paying additional cash and issuing additional common shares of Dundee Wealth, subject to certain conditions being met by February 2005, which obligation has been discounted at a rate of 6.7% per annum to $2,104,000. Subsequent to year end, Dundee Wealth issued shares with a value of $1,861,000 and paid cash of $409,000 in full settlement of this obligation.

In December 2003, and upon completion of the acquisition, Dundee Wealth’s investment in Cartier was transferred to DWM Inc. (“DWM”), a subsidiary of Dundee Wealth, in exchange for additional common shares of DWM. In January 2004, the non controlling shareholder of DWM exercised its pre-emptive right and subscribed for additional common shares of DWM for $25,000,000 in cash. Following these transactions, Dundee Wealth’s interest in DWM increased from 81.7% to 83.6%. The increase in ownership was accounted for as a step purchase with the excess of the purchase price over the assigned value of assets, net of liabilities acquired, being classified as goodwill.

Following the acquisition of Cartier, Dundee Wealth initiated the process of exiting or otherwise consolidating activities involving Cartier’s business operations, locations and back-office systems. These integration efforts encompass (a) planning, coordinating and implementing multiple system conversions from diverse platforms previously operated by Cartier into a single back-office system; (b) upgrading compliance processes and documentation and (c) combining operations to a uniform operating platform, with uniform procedures. Approximately $5,500,000 of costs associated with these activities were accrued at the time of the acquisition and recorded as a liability in Cartier’s purchase price. Remaining costs are being charged to earnings as incurred. For the year ended December 31, 2004, Dundee Wealth completed four back-office system conversions and $15,500,000 of integration-related costs were charged to earnings, which includes costs associated with name change and branding, advisor retention and training and incremental employee costs. In addition, $2,200,000 of incurred costs were applied to reduce liabilities accrued at acquisition and the Company reduced the accrued liability by a further $2,100,000 by an adjustment to the purchase equation.

Acquisition of the Non Controlling Interest in Canada Dominion

On March 28, 2003, Dundee Wealth acquired the remaining 49% interest of the Canada Dominion Group of Companies that it did not already own for cash of $1,000,000 and a note payable of a further $3,000,000 to be paid in three equal installments of $1,000,000 on the first three anniversary dates of the transaction. This note payable was discounted at a rate of 6.7% per annum and recorded at an initial value of $2,639,000.

3.	B R O K E R A G E S E C U R IT IE S O WN E D A N D B R O K E R A G E S E C U R IT IE S S O L D S H O RT
	2004		2003

Securities	Securities	Securities	Securities
Owned	Sold Short	Owned	Sold Short

Bonds and other debt instruments	$9,480	$1,950	$9,089	$1,518
Equities	7,308	5,111	15,889	2,448

	$16,788	$7,061	$24,978	$3,966

Bond and convertible debenture maturities range from calendar 2005 to 2029 (2003 – from calendar 2004 to 2049) and have annual interest yields ranging from 0% to 12.5% (2003 – 0% to 12.7%).

From time to time, the Company’s brokerage subsidiary may sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The subsidiary may incur a loss if the market value of these securities subsequently increases.

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At December 31, 2004, the Company held foreign exchange forward contracts with a notional amount of $18,863,000 (2003 – $18,481,000) to manage its foreign exchange exposure to the U.S. dollar. Foreign exchange contract maturities are short term in nature and range from 30 days to one year (2003 – 120 days).

4. C O R P O R A T E  I N V E S T M E N T S

					2004		2003

	Year end		Non-			Year end
	Ownership	Listed	Quoted	Loans	Total	Ownership	Total

Equity Accounted Investments
Breakwater Resources Ltd.	14%	$23,311	$-	$-	$23,311	18%	$20,386
Dundee Precious Metals Inc. (note 2)	21%	58,758	-	-	58,758	-	-
Dundee Real Estate Investment Trust (a)	32%	139,205	-	-	139,205	37%	127,692
Great Plains Exploration Inc. (note 2)	24%	9,243	-	-	9,243	-	-
Other		888	3,452	1,991	6,331		6,903
Marketable Securities		18,781	-	-	18,781		24,027
Other Portfolio Investments		51,955	11,672	25,041	88,668		145,859

		$302,141	$15,124	$27,032	$344,297		$324,867

(a)	The Company’s interest in Dundee Real Estate Investment Trust (“Dundee REIT”) is held through units of Dundee Properties Limited Partnership. These limited partnership units are convertible, at the Company’s option, into units of Dundee REIT on a one-for-one basis. The difference between the cost of the Company’s investment in Dundee REIT and the underlying net book value of Dundee REIT is amortized as an adjustment to equity earnings over the life of the revenue properties (note 2).

Corporate Investments Segregated by Business Segment

	2004	2003

Real estate	$139,205	$127,692
Resources	104,888	52,864
Other investments	100,204	144,311

	$344,297	$324,867

The estimated fair value of corporate investments as at December 31, 2004, determined using quoted market values for listed securities and carrying values for non-quoted securities and loans, approximates $480,000,000 (2003 r

$475,000,000).

Investment Income

		2004	2003

Interest, dividends and foreign exchange		$5,305	$5,444
Gain from termination of investment management contract with Dundee Precious		26,849	-
Realized investment gains,	net	37,746	39,101

		69,900	44,545
Share of earnings of equity accounted investments		2,724	13,086
Gains (losses) from dilutions of interest in equity accounted investments		11,215	(4,250)

		13,939	8,836
Investment provision		(7,537)	(4,655)

		$76,302	$48,726

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5. DEFERRED SALES COMMISSIONS

			2004	2003

Deferred sales commissions, beginning of year			$85,309	$81,089

Commissions acquired in business acquisitions			-	8,970

Commissions funded during the year			60,466	37,654

Amortization during the year			(35,863)	(42,404)

Deferred sales commissions, end of year			$109,912	$85,309

6. C A P IT A L AN D OTH E R A SS E T S

			2004	2003

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Real estate assets	$130,993	$5,327	$125,666	$80,484
Oil and gas properties	34,195	1,186	33,009	39,472
Capital and other assets	105,097	65,899	39,198	40,669

	$270,285	$72,412	$197,873	$160,625

Real Estate Assets by Type (note2)

			2004	2003

Land under development			$21,873	$14,678
Land held for development			31,244	1,934
Housing and condominiums			54,843	63,872
Revenue properties			17,706	-

			$125,666	$80,484

Note: Interest capitalized to real estate assets under development during 2004 amounted to $1,366,000 (2003 – $1,355,000).

Oil and Gas Properties by Geographic Area

			2004	2003

Canada			$624	$14,130
Spain			14,906	8,499
Tunisia			17,479	16,843

			$33,009	$39,472

7. GOODWILL AND OTHER INTANGIBLE ASSETS (note2 )

			2004	2003

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Goodwill	$319,184	$-	$319,184	$329,547
Investment management contracts	105,015	-	105,015	105,015
Funds under administration	30,573	2,038	28,535	30,573

	$454,772	$2,038	$452,734	$465,135

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8.	B A N K IN D E B T E D N E S S
The Company’s brokerage subsidiary may borrow up to a maximum of $100,000,000 pursuant to a call loan facility established with a Canadian chartered bank, primarily to facilitate the securities settlement process for both client and Company securities transactions. Amounts borrowed pursuant to this facility are collateralized by either unpaid client securities or securities owned by the Company. At December 31, 2004, the Company’s brokerage subsidiary had $361,000 (2003 – $21,181,000) outstanding pursuant to this facility. During 2004, the Company’s brokerage subsidiary paid interest on the outstanding call loan balance at interest rates between 2.75% and 3.25% on Canadian funds (2003 – between 3.50% and 4.00%) and between 1.75% and 3.00% on U.S. funds (2003 – between 1.50% and 1.75%).

9.	C O R P O R A T E D E B T
		2004	2003

Corporate
$150 million	- 6.70% senior debentures due September 24, 2007	$149,874	$149,827
$55 million - Revolving term credit facility		21,275	54,888
Subsidiaries
$22.3 million - Revolving term credit facility, subsidiary of Dundee Wealth		10,000	22,294
Real estate debt		62,538	51,886
Income Trusts		9,278	10,903
Prime Trust		-	1,712
Other		2,674	4,112

		$255,639	$295,622

$150,000,000	6.70% Senior Debentures

On September 24, 1997, the Company issued $150,000,000 ten-year senior unsecured debentures (the “Debentures”) at a discount of $3.09 per $1,000 principal amount. The Debentures pay interest at 6.70% per annum, payable semi-annually in arrears on March 24 and September 24 of each year. The Debentures are redeemable in whole or in part at any time prior to maturity, at the option of the Company, at the higher of the par value of the Debentures or at a price calculated to provide a yield to maturity equal to the Government of Canada Yield at the time of the redemption plus 0.20%. At December 31, 2004, the fair value of the Debentures, based on quoted market values was $154,272,000 (2003 r $150,165,000).

$55,000,000 Revolving Term Credit Facility, Corporate

In April 2004, the Company renewed its revolving term, unsecured credit facility with a Canadian chartered bank, extending the expiry date to April 28, 2005. The credit facility provides for a tiered interest rate structure based on the Company’s public debt rating on its Debentures. Based on the Company’s current debt rating, Canadian dollar draws on the credit facility bear interest, at the Company’s option, at either a Canadian chartered bank’s prime lending rate, or Corporate Bankers’ Acceptance rate plus 1%. The Company is subject to a standby fee of 0.20% on unused amounts under the facility. At December 31, 2004, $21,275,000 (2003 r $54,888,000) had been borrowed under the Company’s credit facility.

$22,300,000 Revolving Term Credit Facility, Subsidiary of Dundee Wealth

A $22,300,000 credit facility with a Canadian chartered bank was assumed by a subsidiary of the Company as a result of the acquisition of DynamicNova Inc. in 2002. On December 30, 2004, the facility was renegotiated and extended to December 29, 2005. The facility is subject to interest at prime plus 0.25% per annum and a standby fee of 0.1875% per annum. As at December 31, 2004, the subsidiary had borrowed $10,000,000 (2003 – $22,294,000) pursuant to the credit facility.

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The facility is secured by way of a General Security Agreement on all of the assets of certain subsidiaries of the Company, including the assets of the Company’s major investment management subsidiary. The facility is also secured by unsecured guarantees from Dundee Wealth and DWM.

Real Estate Debt

				Housing
Principal Repayments due in:	Mortgages	Term Debt	Land Mortgages	Advances	Total for Year

2005	$18,028	$222	$11,160	$20,496	$49,906
2006	252	146	1,958	-	2,356
2007	238	43	1,958	-	2,239
2008	212	21	1,958	-	2,191
2009	-	-	1,958	-	1,958
2010 and thereafter	1,300	-	2,588	-	3,888

As at December 31, 2004	$20,030	$432	$21,580	$20,496	$62,538

Real estate debt is secured by charges on specific properties to which the debt relates. Dundee Realty incurred a weighted average interest rate of 5.74% (2003 – 8.10%) on fixed rate debt and 5.64% (2003 – 5.06%) on variable rate debt. Fixed rate debt matures between 2006 and 2017. Variable rate debt matures between 2005 and 2009.

The acquisition of the Historic Distillery District (note 2) was financed by way of a $16,000,000 loan provided by a third party. The loan is for an initial term of one year and bears interest at an annual rate equal to the greater of prime plus 3% or 7%. The loan is secured by the property and a guarantee by Dundee Realty for $15,000,000.

Income Trusts

Infinity Income Trust and Multi-Fund Income Trust (the “Trusts”) were formed for the purpose of financing the deferred sales commissions of certain mutual funds between August 1, 1997 up to and including February 26, 1998 and between August 1, 1997 up to and including July 17, 1998, respectively. Amounts owing to the Trusts as at December 31, 2004 and 2003 are detailed below:

	2004	2003

Secured notes, interest at 5% per annum	$5,744	$7,369
Participation certificates, non-interest bearing	3,534	3,534

	$9,278	$10,903

A portion of the monthly management fee, ranging from 0.15% to 0.55% per annum of the net asset value of the mutual funds financed by the Trust (“Trust Units”) is applied against amounts outstanding. Repayments will be applied first to the interest, then to the secured notes, and finally to the participation certificates.

The repayment of the secured notes and participation certificates will continue to the earlier of April 30, 2013 or until there are no remaining Trust Units. Any redemption charges paid by the unitholders on the redemption of Trust Units are applied to the repayment of the secured notes and the participation certificates. In the event that the monthly management fee paid is insufficient to repay the secured notes and the participation certificates by April 30, 2013, any amounts then outstanding will not be required to be repaid. The secured notes are secured by a general security interest in the accounts of certain mutual funds managed by Dundee Wealth and its subsidiaries.

Prime Trust

During 2004, amounts borrowed pursuant to the Prime Trust arrangement were repaid in full and the facility, including the obligation to cede a portion of the management fees pursuant to its terms, was terminated.

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10. SHARE CAPITA L

Authorized
The Company is authorized to issue an unlimited number of Subordinate Shares, an unlimited number of Class B Shares, an unlimited number of first preference shares, issuable in series, an unlimited number of second preference shares, issuable in series, and an unlimited number of third preference shares, issuable in series.

Common Shares

Holders of Subordinate Shares and Class B Shares are entitled to one vote and 100 votes, respectively, for each such share held. The Subordinate Shares and Class B Shares participate equally, share for share, as to dividends. The Class B Shares are convertible into Subordinate Shares on a one-for-one basis at any time. In the event of an offer to purchase the Class B Shares by a third party, and in certain circumstances, each Subordinate Share will be convertible, at the option of the holder, into one Class B Share for purposes of accepting such an offer.

Preference Shares

First Preference Shares Each series of first preference shares ranks on a parity with the first preference shares of every other series and will be entitled to preference on the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company over the Subordinate Shares, Class B Shares, second preference shares and third preference shares.

Second Preference Shares Each series of second preference shares ranks junior and subordinate to the first preference shares, on a parity with second preference shares of every other series and will be entitled to preference over the Subordinate Shares, Class B Shares and third preference shares.

Third Preference Shares Each series of third preference shares ranks junior and subordinate to the first preference shares and the second preference shares, on a parity with the third preference shares of every other series and will be entitled to preference over the Subordinate Shares and Class B Shares.

Contributed Surplus

In 2004, and in connection with the Company’s share incentive arrangements, the Company recognized $1,266,000 (2003 – $987,000) of stock based compensation expense (note 11) and increased contributed surplus by a corresponding amount.

Retained Earnings

During 2004, the Company purchased for cancellation 78,016 Subordinate Shares (2003 – 314,301) having an aggregate stated capital of $922,000 (2003 r $3,705,000). The difference between the purchase price paid of $1,956,000 (2003 r $4,694,000) and the stated capital has been charged to retained earnings.

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Issued and Outstanding

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL

	Number	Amount	Number	Amount	Number	Amount

Outstanding December 31, 2002	24,279,557	$282,488	1,049,297	$8,239	25,328,854	$290,727

Issued (redeemed) during the year
ended December 31, 2003
Redeemed pursuant to issuer bid	(314,301)	(3,705)	-	-	(314,301)	(3,705)
Issuance of shares under the
Share Incentive Plan	14,518	246	-	-	14,518	246
Options exercised	126,500	1,472	-	-	126,500	1,472
Conversion from Class B Shares
to Subordinate Shares	104	1	(104)	(1)	-	-

Total Share Capital
Outstanding December 31, 2003	24,106,378	280,502	1,049,193	8,238	25,155,571	288,740

Issued (redeemed) during the year
ended December 31, 2004
Redeemed pursuant to issuer bid	(78,016)	(922)	-	-	(78,016)	(922)
Issuance of shares under the
Share Incentive Plan	11,073	254	-	-	11,073	254
Options exercised	154,927	2,148	-	-	154,927	2,148
Conversion from Class B Shares
to Subordinate Shares	754	6	(754)	(6)	-	-

Total Share Capital
Outstanding December 31, 2004	24,195,116	$281,988	1,048,439	$8,232	25,243,555	$290,220

11. S T O C K B A S E D C O M P E N S A T IO N
Share Purchase Plan
Under the share purchase plan, eligible participants may contribute up to a specified maximum amount of their basic annual salary towards the purchase of Subordinate Shares of the Company from treasury. The Company may match up to the full amount of each participant’s contribution to the share purchase plan, such contribution being used either to purchase Subordinate Shares in the open market, or to issue additional Subordinate Shares from treasury.

During 2004, participants contributed $178,000 (2003 – $168,000) to the share purchase plan and received 8,573 (2003

– 10,282) Subordinate Shares issued from treasury. The Company recognized compensation expense of $178,000 (2003 – $168,000) in respect of the share purchase plan, of which $133,000 (2003 – $156,000) was used to purchase Subordinate Shares in the open market and $45,000 (2003 – $12,000) was used to issue Subordinate Shares from treasury.

As at December 31, 2004, 660,000 Subordinate Shares were approved for issuance pursuant to the share purchase plan of which 338,445 Subordinate Shares have been issued and 321,555 Subordinate Shares remain available for issuance from treasury.

Share Bonus Plan

The share bonus plan permits Subordinate Shares of the Company to be issued from treasury as a discretionary bonus to eligible participants from time to time on terms established in the Company’s share incentive plan. During 2004, the Company issued 2,500 Subordinate Shares (2003 – 2,500) pursuant to the terms of the share bonus plan and recognized compensation expense of $31,000 (2003 – $31,000).

As at December 31, 2004, 500,000 Subordinate Shares were approved for issuance pursuant to the share bonus plan of which 72,000 have been issued and 428,000 Subordinate Shares remain available for issuance from treasury.

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Share Option Plan

Under the share option plan, the Company may issue options to purchase Subordinate Shares to eligible participants. The exercise price per option may not be less than the closing price of the Subordinate Shares on the TSX or such other stock exchange, as applicable, on the last trading day immediately preceding the day the options are granted. Options granted prior to January 1, 2004 become exercisable as to 33 1/3% of the Subordinate Shares, on a cumulative basis, on the first three anniversary dates following the date of grant and will expire 10 years thereafter. Options granted after December 31, 2003 become exercisable as to 20% of the Subordinated Shares, on a cumulative basis, on the first five anniversary dates following the date of grant and will expire five and a half years thereafter.

During 2004, the Company acquired certain stock options for subsequent cancellation at a cost of $6,848,000 of which $4,896,000 was recognized as stock based compensation and $1,952,000 was recorded as a decrease in retained earnings.

The total number of share options cannot exceed 4,000,000. Options to purchase 1,977,500 Subordinate Shares of the Company were outstanding as at December 31, 2004 and 940,341 Subordinate Shares remain available for grant of options under the share option plan.

A summary of the status of the Company’s share option plan as at December 31, 2004 and 2003, and the changes during the years then ended, is as follows:

		2004		2003

		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of year	2,076,834	$15.16	2,484,169	$16.07
Granted	550,000	$27.51	-	$-
Exercised	(619,334)	$12.51	(216,335)	$13.07
Cancelled	(30,000)	$23.22	(191,000)	$29.39

Outstanding, end of year	1,977,500	$19.30	2,076,834	$15.16

Exercisable, end of year	1,435,833	$16.30	2,023,499	$15.17

		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable

$9.50 to $14.50	571,344	$14.21	3.91	571,344
$14.60 to $17.75	774,656	$15.96	3.91	762,989
$27.25 to $40.75	631,500	$28.01	4.49	101,500

Deferred Share Unit Plan

In 2002, the Company adopted a deferred share unit plan (“DSUP”) to significantly strengthen the link between the interests of eligible directors, officers and employees of the Company by providing them with a long term incentive tied to the performance of Subordinate Shares of the Company. The compensation committee administers the DSUP and discretionary awards will be based on certain criteria, including services performed or to be performed.

During 2004, the Company issued 21,792 (2003 – 58,866) deferred share units to directors of the Company, each unit entitling the holder to a Subordinate Share of Dundee Corporation on retirement. The Company recognized stock based compensation expense of $583,000 (2003 – $987,000) in respect of these units.

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The total number of deferred share units cannot exceed 500,000. Deferred share units to purchase 80,658 Subordinate Shares of the Company were outstanding as at December 31, 2004 and 419,342 Subordinate Shares remain available for granting under the DSUP.

Share Incentive Plans and other Stock Based Plans of Dundee Wealth

Dundee Wealth has established a share incentive plan for employees, officers and directors of Dundee Wealth and its subsidiaries and a share incentive plan for independent financial advisors and service providers of, and consultants to Dundee Wealth. Each share incentive plan consists of a share purchase plan, a share bonus plan, a deferred share plan and a share option plan. Additionally, Dundee Wealth has established a reserve share plan as further incentive under certain business acquisitions. During 2004, Dundee Wealth issued 1,038,670 (2003 – 983,393) common shares and granted 10,544,836 stock options or similar awards (2003 – 6,418,664) for future share issuance conditional on certain criteria. Compensation expense in respect of issued common shares of Dundee Wealth was $3,569,000 and Dundee Wealth accrued further stock based compensation expense of $4,784,000 against conditional future share issuances. In addition, during 2004, Dundee Wealth issued 82,206 awards (2003 – nil) under its deferred share unit plan and recognized stock based compensation expense of $729,000 (2003 – nil).

Stock Option Plan of Eurogas Corporation

Eurogas has established a stock option plan for its directors, officers and employees. As at December 31, 2004, Eurogas had granted 3,791,667 (2003 – 5,075,000) options at a weighted average exercise price of $0.24 (2003 –$0.41) of which 3,525,000 (2003 – 4,458,333) stock options were exercisable at year end. Compensation expense of $76,000 (2003 – $11,000) was recognized in respect of Eurogas’ stock option arrangements.

Stock Option Plan of Dundee Realty Corporation

On June 30, 2003, the non controlling shareholders of Dundee Realty were granted options to acquire an additional 1% interest in Dundee Realty each year for a five-year period at a price of $420,000 for each 1% exercised. The options vest on each anniversary date of the original grant date and any options not exercised within six months of each vesting date will expire. During 2004, one of the non controlling shareholders sold his interest in Dundee Realty to the other shareholders, and options to purchase a 1% interest in Dundee Realty were cancelled.

12.C O N T IN G E N C IE S A N D C O MM IT ME N T S

Lease Commitments
The Company and its subsidiaries have lease agreements for premises pursuant to which future minimum annual lease payments, exclusive of operating costs and realty taxes, are as follows:

2005	$10,264
2006	9,589
2007	6,663
2008	4,927
2009	4,457
Thereafter	7,757

$43,657

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Distribution Agreements

Certain of Dundee Wealth's subsidiaries have entered into agreements with certain limited partnerships to act as distributors of certain mutual funds and to arrange for the financing of deferred sales commissions on these mutual funds. As partial consideration therefor, the subsidiaries will pay a distribution fee calculated as 0.15% to 1.00% per annum of the net asset value of the related mutual fund units. These distribution agreements have a finite life and will expire between December 2011 and December 2016.

Shareholders’ Agreement

Pursuant to a shareholders’ agreement between the Company, Dundee Wealth, DWM and the Caisse de dépôt et placement du Québec (“Caisse”), the non controlling shareholder of DWM, Caisse has the right, in certain circumstances, to require DWM, Dundee Wealth or the Company to purchase for cash all or part of its shares in DWM at fair market value. The repurchase right will first belong to DWM and Dundee Wealth, as they may agree, and only if they are unable or fail to purchase shall the Company have the obligation to purchase.

The Company has entered into a shareholders’ agreement with the Management Shareholder of Dundee Realty pursuant to which the Company agreed to repurchase the interest of the Management Shareholder in certain circumstances. If the repurchase occurs prior to June 30, 2005, the aggregate purchase price is deemed to be $3,600,000, otherwise the purchase price is fair market value at the time of purchase.

Oil and Gas Commitments

During 2002, an oil and gas prospecting permit was converted to an exploration permit with a primary term of four years. Eurogas has an outstanding work commitment to drill one well with respect to the exploration permit on development property that is located in Tunisia.

Real Estate Commitments

As part of Dundee Realty’s plan of arrangement and subsequent creation of Dundee REIT, Dundee Realty entered into the following contractual obligations:

  Dundee Realty retained the ownership of 50% of the property management company which provides property management services to Dundee REIT. Under the property management arrangements, Dundee Realty agreed to provide Dundee REIT with a rent supplement that is computed using a formula based on vacant space of certain of Dundee REIT’s revenue properties. The term of the rent supplement beginning June 30, 2003, is five years for certain office and retail space and three years for certain industrial space. For the year ended December 31, 2004, the Company paid $3,393,000 in respect of this rent supplement.
  Dundee Realty has agreed to guarantee certain debt associated with some of the properties that have been transferred to an indirect subsidiary of Dundee REIT. As at December 31, 2004, the aggregate of such guarantees was $34,716,000 (2003 – $32,901,000). Dundee Realty has been indemnified by Dundee REIT in respect of these guarantees.

In addition, the Company has made the following commitments in respect of its real estate division:

  Dundee Realty has provided a guarantee in the amount of $15,000,000 in connection with a $32,000,000 loan obtained by a joint venture of the Historic Distillery District in which Dundee Realty has a 50% interest.
  Dundee Realty has commitments under land purchase agreements totaling $20,823,000 as at December 31, 2004, which will become payable in future periods upon the satisfaction of certain conditions pursuant to such agreements. In addition, estimated costs to complete land or housing and condominium projects under development not already accrued as at December 31, 2004 were $3,015,000.
  Dundee Realty conducts its real estate activities from time to time through joint ventures with third party partners. The Company is contingently liable for the obligations of the other owners of the unincorporated

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joint ventures in the amount of $27,809,000 as at December 31, 2004, inclusive of the $15,000,000 guaranteed amount mentioned previously. The Company would have available to it the other venturers’ share of assets to satisfy the obligations, if any, that may arise.

As at and for the years ended December 31, 2004 and 2003, the Company’s share of assets, liabilities, revenues and expenses of joint ventures in respect of real estate projects is illustrated in the table below.

As at December 31,	2004		2003

	Total	Proportionate	Total	Proportionate
Real Estate Joint Ventures	Joint Venture	Share	Joint Venture	Share

Assets	$147,628	$73,194	$118,645	$81,831
Liabilities	79,388	41,313	108,421	54,587

Revenues		$64,538		$23,980
Expenses		(47,228)		(13,470)

		$17,310		$10,510

Cash flows from operating activities		$18,111		$6,736
Cash flows from investing activities		(56)		8,040
Cash flows from financing activities		(16,910)		(10,247)

Contingent Liabilities

A subsidiary of Dundee Wealth is named in certain claims for a total of approximately $9,700,000 initiated by certain former clients of a former financial advisor of a predecessor mutual fund dealer relating to activities which took place between 1996 and 1997. Management’s initial analysis of these claims indicates that they are frivolous, unsubstantiated in the amounts of the claims and without merit. Another subsidiary of Dundee Wealth is a defendant in a class action claim for approximately $10,000,000 relating to two real estate limited partnerships sold by financial advisors of a predecessor securities dealer between 1996 and 1997. The Company and its subsidiaries are also defendants in various other legal actions. The Company intends to vigorously defend itself against these claims. Although the ultimate outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Company, based on information currently available, that these are not material liabilities, adequate financial provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

13. SEGMENTED INFORMATION
Financial information is presented in accordance with the following operating segments:

WEALTH MANAGEMENT
The wealth management segment includes the operations of Dundee Wealth, a publicly listed wealth management company that provides investment management, securities brokerage, financial planning and investment advisory services to individuals, financial advisors, institutions, corporations and foundations. International wealth management activities are carried out through The Dundee Bank, a Cayman Islands registered bank, licensed with the Cayman Islands Monetary Authority and through its subsidiaries, which primarily provide banking services and administrative services to international mutual funds, hedge funds and other investment clients. Domestic banking activities will be conducted through our wholly owned subsidiary, Dundee Wealth Bank, which has not yet commenced operations.

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REAL ESTATE

This business segment includes the operating results of the land and housing operations of our 86% owned subsidiary, Dundee Realty. The real estate segment also includes the operating results of Dundee REIT which is accounted for on an equity basis.

RESOURCES

The resources segment includes a number of significant investments in the resource sector. Included in the resource segment are operating results from the Company’s 51% interest in Eurogas, including its exploration and development activities carried out in Canada, Spain and Tunisia. The resource segment also includes the Company’s interest in Dundee Precious and Breakwater Resources Ltd., and several other smaller resource holdings.

OTHER INVESTMENTS AND CORPORATE COSTS

This segment consists of the remaining public and private investment holdings, covering a wide spectrum of industry sectors. These investments are generally carried at cost, but may be accounted for on an equity basis if the Company exerts significant influence over the affairs of the investment company. This segment also includes our general corporate overhead costs, including interest on corporate debt, which are not specifically allocated to any operating division.

		Wealth					Other Investments and
	Management			Real Estate		Resources	Corporate Costs		Intersegment			TOTAL

For the year ended December 31,	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

SEGMENTED OPERATIONS
Revenues	$606,571	$354,207	$169,954	$77,761	$29,949	$51,002	$20,834	$11,712	$(5,021)	$(6,018)	$822,287	$488,664
Expenses	528,842	309,896	131,155	62,922	3,770	7,868	30,627	25,142	(5,542)	(6,286)	688,852	399,542

OPERATING EARNINGS (LOSS)	77,729	44,311	38,799	14,839	26,179	43,134	(9,793)	(13,430)	521	268	133,435	89,122
Equity earnings (loss)	-	-	10,941	10,591	2,136	(2,318)	862	563	-	-	13,939	8,836
Investment provision	-	158	-	-	-	(747)	(7,537)	(4,066)	-	-	(7,537)	(4,655)

EARNINGS (LOSS) BEFORE TAXES	77,729	44,469	49,740	25,430	28,315	40,069	(16,468)	(16,933)	521	268	139,837	93,303
Non controlling interest	(20,168)	(8,184)	(2,294)	-	(71)	(419)	-	-	-	-	(22,533)	(8,603)

SEGMENTED EARNINGS (LOSS) BEFORE
DILUTION GAIN, TAXES AND
EXTRAORDINARY GAIN	$57,561	$36,285	$47,446	$25,430	$28,244	$39,650	$(16,468)	$(16,933)	$521	$268	$117,304	$84,700

SEGMENTED ASSETS
Goodwill	$310,149	$320,512	$-	$-	$-	$-	$9,035	$9,035	$-	$-	$319,184	$329,547
Other assets	802,202	840,860	351,107	296,911	150,821	105,231	124,338	162,052	-	-	1,428,468	1,405,054

TOTAL ASSETS	$1,112,351	$1,161,372	$351,107	$296,911	$150,821	$105,231	$133,373	$171,087	$-	$-	$1,747,652	$1,734,601

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14.	IN C O M E T A X E S
The Company's income tax provision differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

	2004	2003

Combined Canadian federal and
provincial statutory income tax rate of 36% (2003 - 37%)	$50,493	$34,883
Non deductible expenses	1,819	1,269
Non taxable revenue	(10,912)	(4,542)
Change in valuation allowance	8,152	(1,360)
Net benefit of foreign losses not previously recognized	(726)	(13,158)
Net income tax benefits not previously recognized	(1,478)	(3,133)
Remeasurement of rates applied to future tax assets and liabilities	-	(653)
Other	4,762	3,084

Income tax provision	$52,110	$16,390

Significant components of the Company's future income tax assets and liabilities as at December 31, 2004 and 2003 are as follows:

	2004	2003

Future income tax assets
Tax loss carry forwards	$51,278	$60,973
Real estate assets	10,543	29,976
Capital assets	5,393	2,173
Accrued liabilities	4,676	8,045
Other	15,470	13,597

	87,360	114,764
Valuation allowance	(37,010)	(29,580)

	50,350	85,184

Future income tax liabilities
Investment portfolio, including equity accounted investments	19,434	24,681
Deferred sales commissions	38,784	29,354
Oil and gas properties	-	2,498
Management contracts	37,381	37,381
Funds under administration	10,307	11,043
Other	17,804	18,779

	123,710	123,736

Net future income tax liabilities	$73,360	$38,552

As at December 31, 2004, the Company has operating loss carry forwards of $142,309,000. Income tax benefits associated with $39,485,000 of these losses has been recognized in the consolidated financial statements. A summary of the operating loss carry forwards by year of expiry is as follows:

Year of Expiry:

2005	$15,363
2006	14,960
2007	19,169
2008	38,564
2009	18,817
Thereafter	35,436

$142,309

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15. RELATED PARTY TRANSACT ION S
Other than as disclosed elsewhere in these consolidated financial statements, the particulars of related party transactions as at and for the years ended December 31, 2004 and 2003 are discussed below.

Wealth Management Revenues

Dundee Wealth and its subsidiaries, in the course of their regular business activities, have routine transactions with affiliated companies of Dundee Corporation, including certain of Dundee Corporation’s equity accounted investees. Generally, transactions between Dundee Wealth and these related entities are conducted on normal market terms and are recorded at their exchange value.

In the normal course of its business, Dundee Wealth’s investment management subsidiary will purchase or sell securities through registered brokers for the benefit of mutual fund clients and other discretionary client portfolios. These transactions may, from time to time, be conducted through Dundee Wealth’s brokerage subsidiary. These transactions are conducted at a negotiated discounted schedule.

Dundee Wealth’s brokerage subsidiary may participate in corporate finance related activities, including financial advisory activities, with or on behalf of other entities in the Company, including equity accounted investees of the Company or fiduciary accounts managed by Dundee Wealth’s investment management subsidiary.

Officers and directors of the Company and its subsidiaries may make use of the facilities of Dundee Wealth’s brokerage firm or mutual fund dealer.

Corporate Investments

As at December 31, 2004, the Company held mutual funds and other investments with a net carrying value of $24,015,000 (2003 r $40,460,000) managed by a subsidiary of Dundee Wealth. Transactions in respect of these assets are conducted on the same basis as third party investors.

Shareholder Loans

The Company has made shareholder loans aggregating $1,947,000 to certain officers of the Company and its subsidiaries primarily to acquire shares of the Company. These shareholder loans are generally secured by the underlying shares acquired.

16. FINANCIAL INSTRUMENTS
In the normal course of business, the Company’s subsidiaries may enter into various derivative instrument contracts to meet the needs of customers, earn trading income, and manage the subsidiaries’ exposure to market risk. Each type of contract will limit or give rise to varying degrees and types of risk including credit risk, market risk and interest rate risk.

Credit Risk

Credit risk arises from the potential for a counterparty to default on a contractual obligation. Certain of the Company’s subsidiaries are exposed to the risk that in the event of counterparty default, prevailing market conditions are such that the Company would incur a loss in replacing the defaulted transaction. The Company’s subsidiaries limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy. For exchange traded products, exposure to credit risk is limited, as these transactions are standardized contracts executed on established exchanges and subject to daily settlement of variation margins. Written options also have no credit risk as the counterparty has already performed in accordance with the terms of the contract through an up-front payment of the option premium.

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Certain other trading-related activities of the Company’s brokerage subsidiary are subject to the risk of counterparty non-performance. In connection with these activities, the Company enters into securities borrowing and lending arrangements and certain other collateralized transactions which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

The Company seeks to control the risks associated with client activities by monitoring credit exposures, limiting transactions with specific clients, and by primarily requiring settlement of securities transactions on a cash basis or delivery against payment. Clients purchasing securities on margin must maintain collateral in their client accounts in accordance with regulations of the Investment Dealers Association of Canada and other regulatory authorities.

The Company’s exposure to credit risk associated with its trading activities is measured on an individual counterparty basis.

Market Risk

The Company is exposed to the risk of loss resulting from fluctuations in the prices of financial instruments which may occur with volatility in interest rates, global market conditions, and to a lesser extent, foreign exchange variations. Certain of the Company’s financial instruments, including brokerage securities owned and brokerage securities sold short (note 3), are stated at market values with unrealized gains and losses being recorded through earnings. These changes may materially affect future results.

Interest Rate Risk

The value of certain financial instruments that are stated at market value may be subject to interest rate risk which arises from the possibility that changes in interest rates will affect the value of these financial instruments. The Company does not hedge its exposure to interest rate risk as it considers such risk minimal.

17. CHANGES IN ACCOUNTING POLICIES
Canadian Generally Accepted Accounting Principles
On January 1, 2004, the Company prospectively adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1100, “Generally Accepted Accounting Principles”. This section establishes standards for financial reporting in accordance with GAAP and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

On implementation of CICA Handbook Section 1100, the Company’s real estate segment adopted the straight-line method of rental revenue recognition whereby any contractual rent increases over the term of a lease are recognized into earnings over the lease term. Previously, revenues from leases that included contractual increases in basic rents were accounted for on a straight-line basis only where such increases exceeded expected increases in the projected Consumer Price Index. This change has been applied prospectively and had the effect of increasing net earnings for the year ended December 31, 2004 by $1,589,000.

The Company’s real estate segment previously amortized revenue properties using the sinking fund method. On implementation of CICA Handbook Section 1100, the real estate segment adopted the straight-line method of depreciation for revenue properties. This change has been applied prospectively and had the effect of decreasing net earnings for the year ended December 31, 2004 by $4,321,000.

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Asset Retirement Obligations

Effective January 1, 2004, the Company implemented the requirements of CICA Handbook Section 3110, “Asset Retirement Obligations”. This standard requires the inclusion of the estimated present value of the liability in respect of future abandonment and reclamation costs in the carrying value of its oil and gas properties, with the costs being depleted in accordance with the Company’s depletion policy in respect of these assets. The liability will accrete until the Company settles the retirement obligation. Actual abandonment and reclamation costs incurred are charged against the liability, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation. Previously, estimated future abandonment and reclamation costs were provided for over the life of the reserves by the unit of production method.

Certain of the Company’s equity accounted investees in the resource segment have also applied the requirements of CICA Handbook Section 3110.

The new standard has been applied retroactively. The impact on the December 31, 2003 restated consolidated balance sheet is as follows:

	As previously
	reported	Change	As restated

Corporate investments	$328,153	$(3,286)	$324,867

Capital and other assets	160,968	(343)	160,625

Future income tax liabilities	38,670	(118)	38,552

Non controlling interests	245,927	(109)	245,818

Closing retained earnings	308,160	(3,402)	304,758

The opening retained earnings as of January 1, 2003 were decreased by $3,453,000 as a result of the retroactive application of the new accounting standard.

The impact on the consolidated results of operations for the year ended December 31, 2003 is detailed below.

Year ended
December 31, 2003

Increase (decrease) in:

Depreciation and amortization	$(427)

Future income tax provision	148

Share of earnings of equity accounted investments	(90)

Non controlling interest	138

Full Cost Accounting in the Oil and Gas Industry

On January 1, 2004, the Company adopted CICA Accounting Guideline 16, “Oil and Gas Accounting – Full Cost” (“AcG 16”), which replaces AcG 5, “Full Cost Accounting”, in the oil and gas industry. This guideline requires the recognition of an impairment when the carrying amount of oil and gas properties exceeds their undiscounted future cash flows based on estimated future commodity prices. If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proven and a portion of probable reserves are used in estimating fair value. This impairment test is conducted as at each annual balance sheet date. Previously, the “cost ceiling” limited the net book value of the oil and gas properties to the undiscounted and unescalated future net revenues from production of proven reserves. The implementation of AcG 16 had no effect on the consolidated financial statements of the Company.

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Hedging Relationships

On January 1, 2004, the Company prospectively adopted the requirements of CICA Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) and the Emerging Issues Committee Abstract 128, “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments” (“EIC 128”). AcG 13 provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting and discontinuance of hedge accounting. EIC 128 requires that any derivative financial instrument not designed within an AcG 13 compliant hedging relationship be measured at fair value with changes in fair value recognized immediately in earnings. These changes in accounting policies had no effect on the consolidated financial statements of the Company.

Impairment of Long-lived Assets

On January 1, 2004, the Company implemented the requirements of CICA Handbook Section 3063, “Impairment of Long-lived Assets”, which provides guidance on impairment testing of long-lived assets. The change in accounting policy had no effect on the consolidated financial statements of the Company.

18. F U T U R E  ACCOUNT I N G CHANGE S
The Company will be required to adopt the following accounting standards in future years.
Variable Interest Entities
CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities”, is effective for annual and interim periods beginning on or after November 1, 2004. The standard was revised in August 2004 (“AcG 15R”) to harmonize with counterpart pronouncements in the United States. AcG 15R defines a variable interest entity (“VIE”) as an entity which either does not have sufficient equity at risk to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. AcG 15R requires the primary beneficiary to consolidate a VIE and defines a primary beneficiary as an entity that is exposed to a majority of the VIE’s expected losses or is entitled to a majority of the VIE’s expected residual returns, or both, also as defined by AcG 15R.

The Company has evaluated its interests in joint ventures and has determined that certain joint ventures are VIEs. However, the Company has determined that it is not the primary beneficiary under these arrangements as at December 31, 2004. The Company will be required to re-evaluate this determination following changes to financing and business activities related to these joint ventures. The Company currently uses the proportionate consolidation method to account for its interests in joint ventures.

The Company is also assessing if it would meet the definition of primary beneficiary in respect of certain mutual fund entities that it manages and which experience low volatility of returns. The Company does not expect the application of these requirements to have any material effect on the consolidated financial statements.

Financial Instruments

In January 2005, the CICA released CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and two related standards, Section 3865, “Hedges”, and Section 1531, “Comprehensive Income”. Under the new standards, which are effective for fiscal years starting on or after October 1, 2006, investments in debt and equity securities must generally be measured at fair value except for equity securities which do not have a quoted market value, debt securities which are expected to be held to maturity, and equity securities accounted for under the equity method. Generally, unrealized gains and losses in respect of these financial instruments are recognized in earnings, except for investments designated as being “available for sale”, in which case unrealized gains and losses are recognized directly in shareholders’ equity and designated as “other comprehensive income”. Trade receivables and payables, and debt securities held for maturity will continue to be accounted for at historical cost.

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All derivatives, including hedges, must also be measured at fair value. Changes in the fair value of a derivative which hedges an entity’s exposure that the fair value of an asset or liability will change due to a particular risk are recognized in earnings together with those of the respective offsetting hedged item. However, changes in the fair value of a derivative which hedges an entity’s exposure to changing cash flows are accumulated in “other comprehensive income” until the transaction being hedged affects earnings.

The Company is currently evaluating the impact of applying the new standards.

19. SUBSEQUENT EVENT

On March 22, 2005, Dundee Wealth issued 4,950,000 common shares from treasury for aggregate proceeds of approximately $47,295,000, net of issue costs, pursuant to a short form prospectus dated March 15, 2005. As a result, the Company’s interest in Dundee Wealth was diluted from 67.3% at December 31, 2004 to approximately 63.6%. The Company anticipates that it will recognize a dilution gain of approximately $13,400,000 in respect of such dilution.

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D U N D E E  C O R P O R A T I O N

Statement of Corporate Governance Practices

In May 1995, The Toronto Stock Exchange (the “TSX”) adopted a by-law (the “TSX By-law”) with respect to the corporate governance of listed companies which contains a set of guidelines which are intended to assist listed companies in their approach to corporate governance. Although the TSX By-law does not require listed companies to comply with these guidelines, listed companies must annually disclose their approach to corporate governance. In November 2001, a new Joint Committee on Corporate Governance released its Final Report “Beyond Compliance: Building a Governance Culture” and, in April and November 2002, the TSX published certain proposed amendments to the TSX By-law incorporating certain amendments from this report. These proposed amendments were never implemented.

The Canadian securities regulatory authorities have announced that they will be assuming the oversight of corporate governance of listed companies in Canada from the TSX pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Effective Corporate Governance that will come into force on June 30, 2005. The National Instrument will only apply to information circulars of the Company which are filed following December 31, 2005. Currently, the Company’s Corporate Governance Practices meet most of the recommendations set out in the proposed Instrument and Policy and the Company will be reassessing its Corporate Governance Practices in light of the Instrument and Policy and any necessary changes will be made.

The directors of the Company (the “Board”) and certain committees of the Board have also been reviewing the Company’s governance practices in response to the previously proposed TSX amendments, the Canadian securities regulators proposed National Instrument 58-101 and National Policy 58-201 and the United States Sarbanes-Oxley Act of 2002 (“SOX”). As the Company has some filing requirements in the United States, it must comply with certain provisions of SOX. Certain securities regulatory authorities in Canada have implemented some requirements similar to those of SOX relating to, among other things, audit committees and certification of financial statements which are or will become applicable to the Company in 2005. In addition, some securities regulatory authorities are considering the implementation of other requirements inspired by SOX such as reporting on internal controls, a clearer definition of what constitutes an independent director and the adoption of a code of ethics by listed companies. As such proposed policies and requirements come into effect, the Company’s corporate governance practices will be reassessed and any necessary changes will be made.

The following disclosure sets out the Company’s approach to corporate governance in response to the TSX By-law which is still in effect and, in certain cases, addresses certain of the proposed TSX amendments and the proposed National Instrument 58-101 and National Policy 58-201:

1.     The Board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship responsibility, should assume responsibility for certain matters which are noted below:

The Board, directly and through its committees, carries out its functions as proxy for the shareholders and stakeholders of the Company with the objective of enhancing shareholder value consistent with its social responsibilities. The Board operates pursuant to the mandate set out in the Business Corporations Act (Ontario), which is to institute and monitor the policies and procedures by which the Company operates its business and to act with a view to the best interests of the Company and its shareholders. The Board, together with management of the Company, establishes these policies and procedures and the Board reviews and assesses the execution by management of the Company’s objectives and the results obtained. The Board does not believe that it is appropriate for it to be involved in the daily management and functioning of the Company. The Board expects that management of the Company will be responsible for the effective, efficient and prudent management of the Company subject to the Board’s overall stewardship responsibilities.

To facilitate the fulfillment of certain of its responsibilities and to assist its decision making, the Board has formed the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee of the Board to review in greater depth and to fulfill specific areas of the Board’s mandate. The Corporate Governance and Nominating Committee acts as the nominating committee of the Board. These committees are appointed annually and function in accordance with written mandates approved annually by each of the specific committees and the Board. In addition, the Board may appoint from time to time other committees as may be necessary.

1.     (a) adoption of a strategic planning process;

Management of the Company reviews with the Board on a periodic basis its strategic plan and direction for the Company. At each meeting of the Board, the Board receives from management of the Company update reports on the status of the business and operations of the Company including the principal opportunities and risks of the Company’s business and plans. In addition, the Audit Committee reviews the principal financial risks of the Company’s business on a quarterly basis. The Board approves all major undertakings of the Company and receives updates and reports with respect to how such undertakings fit into the strategic plan of the Company. The strategic plan and succession planning were discussed at the Board’s strategic and succession planning sessions held in August 2004.

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D U N D E E C O R P O R A T I O N

Statement of Corporate Governance Practices (continued)

1.     (b) the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

Inherent in the Board’s supervision of the strategic direction and operating performance of the Company is the identification, understanding and monitoring of the principal risks of the Company’s business, the integrity of corporate internal control procedures and the overview of management’s implementation of systems to manage and minimize those risks. The Audit Committee reviews regularly and reports to the Board on financial risk management and internal control policies and procedures.

1.     (c) succession planning, including appointing, training and monitoring senior management;

The President and Chief Executive Officer of the Company evaluates senior management on an ongoing basis and reports to the Board and the Compensation Committee when necessary. The Corporate Governance and Nominating Committee reviews succession planning matters with the Chairman and the President and Chief Executive Officer of the Company. Succession planning was discussed at the Board’s strategic and succession planning sessions held in August 2004.

1.     (d) a communications policy for the Company; and

The Board reviews and approves the contents of the Company’s major disclosure documents including audited and unaudited financial statements, management’s discussion and analysis, annual information form and management proxy circular.

The Board has established that communications with the stakeholders of the Company is to be undertaken solely by the Chief Executive Officer of the Company or as delegated by him. The Board does not communicate with either the investment community or stakeholders directly. The Corporate Governance and Nominating Committee and, where necessary, the Board, reviews this communications policy of the Company with its stakeholders, as necessary, to ensure its effectiveness. Procedures are in place to ensure that timely, factual and accurate information is provided by the consolidated subsidiaries of the Company to the senior management of the Company and by the Company to the public. The Company and the Board believe that such disclosure controls and procedures are effective.

The Company endeavours to keep its shareholders informed of its progress through its annual report, quarterly interim reports and periodic press releases. The Company also maintains a website (www.dundecorporation.com) that provides investor relations information including summary information on the Company and ready access to press releases and other regulatory filings. All shareholder or investment community inquiries which may be received by phone, fax, email (investor@dundeebancorp.com) or through the Company’s website are directed to the Corporate Secretary and Chief Financial Officer of the Company. It is the Company’s policy that every shareholder inquiry is responded to promptly by the appropriate officer of the Company.

Since 2003, the Company has made available electronic and telephone voting for all registered and non-registered shareholders for the Company’s annual meeting, in addition to the previously available alternative of voting in writing through proxy forms, in order to ensure that shareholders have the greatest number of flexible alternatives to vote at the Company’s annual meeting.

In 2005, at the recommendation of the Audit Committee and the Corporate Governance and Nominating Committee, the Board approved the implementation of a Whistleblower Policy in accordance with the provisions of SOX and Multilateral Instrument 52-110 Audit Committees of certain Canadian securities regulatory authorities.

1.     (e) the integrity of the Company’s internal control and management information systems.

Management of the Company is responsible for the design, implementation and maintenance of effective internal controls and information systems and for reporting to the Audit Committee and the Board with respect to the adequacy and effectiveness of such systems. The Board is responsible for ensuring that management of the Company has fulfilled this responsibility.

Certain provisions of SOX require annual certification by the Chief Executive Officer and the Chief Financial Officer that, among other things, (i) they have disclosed to the Company’s external auditors and to the Audit Committee all significant deficiencies and material weaknesses in the design or operation of the Company’s internal controls over financial reporting which could adversely affect the Company’s ability to record, process, summarize and report financial data and fraud involving management and other employees responsible for internal controls over financial reporting; and (ii) disclosure has been made in the annual filings of the Company relating to any significant changes in internal controls. The Company has been reviewing its existing internal controls in order to ensure compliance with these rules and, if necessary, making appropriate adjustments.

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In addition, provisions of SOX, which will come into effect for the Company in respect of financial years ending on or after July 15, 2006 as well as similar rules which have been published for comment by certain securities regulatory authorities in Canada, will require the management including the Chief Executive Officer and the Chief Financial Officer of the Company to report on the establishment, maintenance, design and evaluation of the effectiveness of internal controls over financial reporting and for the external auditors of the Company to attest to this report These proposed rules in Canada are similar to the internal control rules introduced under SOX in the United States but are not yet in effect in respect of certain issuers including the Company. Management, together with the Audit Committee and the external auditors of the Company, are reviewing the SOX rules and the proposed Canadian rules and will make appropriate changes, if necessary.

2.     The Board should be constituted with a majority of individuals who qualify as “unrelated” directors.

At December 31, 2004, the Board was composed of ten members. The Board has reviewed its composition and concluded that, as of December 31, 2004, eight of the ten members were “unrelated” directors of the Company. The analysis of the application of the definition of “unrelated” director is described in guideline 3 below. Pursuant to, and in compliance with proposed National Policy 58-201, the Board is composed of a majority of independent directors and the Chairman is independent. The independent directors of the Board meet regularly without management.

3.     The Board has responsibility for applying the definition of “unrelated” director to each individual director and disclosing on an annual basis the analysis of the application of the principles supporting the conclusion in guideline 2 above.

At December 31, 2004, Mr. Ned Goodman, President and Chief Executive Officer of the Company, and Jonathan Goodman, director of the Company and President and Chief Executive Officer of Dundee Precious Metals Inc., were each considered to be a “related” director. The Board believes that it is important for Messrs. Ned Goodman and Jonathan Goodman to be members of the Board and be involved in Board deliberations and to have the same obligations, responsibilities and liabilities as the rest of the directors of the Company. All other eight directors of the Company represent a wide variety of business and academic sectors and are considered to be independent of management and free from any interest or other business relationship that may interfere with the director’s ability to act with a view to the best interests of the Company and, therefore, “unrelated”. Mr. MacRae, one of the eight unrelated directors of the Company, was the Vice Chairman of the Company, until March 22, 2004.

Mr. Harold Gordon, the Company’s Chairman, was paid a fee by Dundee Wealth Management Inc., the Company’s subsidiary, in deferred share units of Dundee Wealth for introducing and assisting Dundee Wealth to complete a significant acquisition. The Corporate Governance and Nominating Committee and the Board, in accordance with the guidelines for determination of whether a director is “unrelated” set out in the TSX By-law, have determined that the payment of this fee to Mr. Gordon does not and could not reasonably be perceived to materially interfere with Mr. Gordon’s ability to act with a view to the best interests of the Company. For these reasons, the Board has determined that Mr. Gordon is an “unrelated” director of the Company. For additional information, please see the Company’s Management Proxy Circular in respect of the financial year ended December 31, 2004 under “Compensation of Directors”.

By the definition contained in the TSX By-law, Ned Goodman is a significant shareholder of the Company as his shareholdings, on a partially diluted basis, represented, at April 30, 2005, a voting interest of 68.9% and an equity interest of 8.8%. Jodamada, a private company owned by the adult children of Ned Goodman, had, at April 30, 2005, an additional voting interest of 13.2% and equity interest of 12.4%. The Board is of the view that the Company satisfies the requirement for fairly reflecting the investment of the minority shareholders in the Company on the basis that (i) the Board is comprised of outside and “unrelated” directors exceeding a majority of the Board, (ii) each of the committees of the Board is comprised solely of “unrelated” directors, (iii) the Chairman of each committee of the Board is an “unrelated” director, and (iv) the Company’s Chairman is an “unrelated” director.

4.      The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

The written mandate of the Corporate Governance and Nominating Committee includes reviewing the size and overall composition of the Board with a view to assist the Board in determining whether it is appropriate to undertake a program to increase or decrease the number of directors of the Company, reviewing proposed new nominees to the Board and reviewing and assessing, on a periodic basis, the directors

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D U N D E E C O R P O R A T I O N

Statement of Corporate Governance Practices (continued)

of the Company. It is the mandate of the Corporate Governance and Nominating Committee to identify, evaluate and recommend nominees for the Board in consultation with the Chairman and the Chief Executive Officer of the Company. The Corporate Governance and Nominating Committee has reviewed the size and composition of the Board and has determined that a Board size between nine and eleven members is appropriate. All of the members of the Corporate Governance and Nominating Committee are outside, independent and “unrelated” directors.

5.    The Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

The written mandate of the Corporate Governance and Nominating Committee includes reviewing and assessing, on a periodic basis, the directors of the Company, the effectiveness of the Board as a whole and the contribution of each individual director of the Company. The Board reviews the size and the composition of the committees of the Board on an annual basis. Each of the committees of the Board and the full Board reviews the appropriateness of the mandates of the committees of the Board on an annual basis. The Corporate Governance and Nominating Committee also reviews and assesses the quality of the relationship between management and the Board and recommends improvements where necessary and the Chairman of the Company, who is also a member of the Corporate Governance and Nominating Committee, has had individual discussions with each member of the Board. The Corporate Governance and Nominating Committee, with the approval of the Board, has implemented a formal process relating to the evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Directors annually complete Self-Evaluation, Corporate Governance Evaluation and Assessment of Board Performance Evaluation forms in this regard.

6.    The Company, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.

The Company has a practice with respect to the orientation and education of new directors of the Company. New directors of the Company are given the opportunity to meet with senior management and other directors of the Company to familiarize themselves with the business and activities of the Company and their responsibilities as directors of the Company. Directors are provided with a Directors’ Information Guide updated on a periodic basis which contains certain information about the Company and its affiliates, certain of the Company’s recent regulatory filings such as its annual information form and proxy material, the regulatory environment applicable to the Company and its subsidiaries, the reporting requirements of the directors of the Company, information with respect to the committees of the Board and the written mandates of each such committee and certain policies and procedures of the Board. Reports are presented on a regular basis by senior management of the Company to the Board on the main areas of the Company’s business. The Company, at the recommendation of the Corporate Governance and Nominating Committee, has presented to the Board information relating to certain third-party professional development courses for outside directors of the Company to further enhance the education of the Company’s directors. The Company reimburses Board members for their participation at such courses. The Company, with the assistance of the Corporate Governance and Nominating Committee, is continuing the process of formalizing its orientation and education program for new directors.

7.    The Board should examine its size and undertake where appropriate, a program to establish a Board size which facilitates effective decision-making.

One of the mandates of the Corporate Governance and Nominating Committee is to review the size of the Board to determine the impact of the number of directors of the Company upon the effectiveness of the Board with a view to assist the Board in determining whether it is appropriate to undertake a program to increase or decrease the number of directors of the Company.

The Board is currently made up of ten individuals who have diverse backgrounds bringing great functional expertise and experience to the Board for the assistance of management. Currently, it is the view of the Corporate Governance and Nominating Committee and the Board that a Board size of between nine to eleven members is appropriate in order for the Board to perform its duties and responsibilities effectively and efficiently.

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8.    The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being a director.

The Compensation Committee periodically reviews the adequacy and form of compensation of directors of the Company. In making recommendations to the Board for appropriate adjustments, the Compensation Committee considers the time commitment, risks and responsibilities of directors as well as comparative data derived from surveys of directors’ compensation at other companies. In recommending the form of directors’ compensation, the Compensation Committee seeks to align the interests of directors and shareholders of the Company. Upon these considerations and based on the recommendations of the Compensation Committee, the Board (i) introduced a deferred share unit plan which encourages equity participation by the directors by permitting directors to receive their directors’ fees in deferred share units and better aligns the interests of directors and shareholders of the Company, (ii) introduced written directors’ equity ownership guidelines requiring ownership of shares or deferred share units by each director equal to three times the ongoing annual retainer paid to a director of the Company, and (iii) in 2005 reviewed, based on market surveys and in order to ensure that the compensation of the directors of the Company, the Chairman, the Chair of the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee and the members thereof realistically reflects the increased responsibilities and risks involved in being a director. Substantially all of the directors of the Company have chosen to receive all or substantially all of their directors’ fees in deferred share units (see the Company’s Management Proxy Circular in respect of the financial year ended December 31, 2004 for a description of the deferred share unit plan of the Company).

9.    Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committees may include one or more inside directors.

Each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee is composed solely of outside directors of the Company, all of whom are “unrelated”. All of the committees of the Board meet separately and with management.

10. The Board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Company’s approach to governance issues.

The Corporate Governance and Nominating Committee is responsible for, among other things, overseeing and making recommendations to the directors of the Company on developing the approach of the Company to corporate governance issues. The Corporate Governance and Nominating Committee also reviews with the Board the application of corporate governance principles and practices and tracks developments in corporate governance. The Corporate Governance and Nominating Committee is also responsible, together with the Company, for formulating the response of the Company to the applicable corporate governance guidelines and disclosure requirements which is then reviewed and approved by the Board. The Corporate Governance and Nominating Committee had previously made a number of changes to the Company’s corporate governance structure which are discussed herein. In addition, the Corporate Governance and Nominating Committee had previously enhanced the Company’s disclosure as it pertains to corporate governance by (i) including a directors’ attendance record and all securities holdings of directors in the Company’s management proxy circular and including directors’ biographies in the Company’s management proxy circular and annual report, (ii) including additional information relating to the Company’s outstanding options in the Company’s management proxy circular, and (iii) including disclosure relating to fees paid to the Company’s external auditors for audit and non-audit services.

11. (a) The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of limits to management’s responsibilities.

 (i)   the Board:
The Board operates pursuant to the mandate set out in the Business Corporations Act (Ontario), which is to supervise the management of the business and affairs of the Company. The Board also seeks to act with a view to the best interests of the Company and the shareholders thereof. Although the Board has no formal policy nor grant of authority setting out what specific matters must be brought by management to the Board for approval, there are certain matters such as approval of financial statements and declaration of dividends that must be approved by the Board in accordance with corporate and/or securities laws requirements. In addition, the Board approves the Company’s major disclosure documents and there is a clear understanding between management of the Company and the Board through general and historical Board practice and accepted legal practice that all transactions or matters of a material nature must be presented by management for approval by the Board. The Corporate Governance and Nominating Committee is responsible for

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Statement of Corporate Governance Practices (continued)

monitoring the nature of the information requested and provided to the Board by management of the Company to determine if the Board can be more effective in identifying opportunities and risks for the Company and to ensure that the Board can effectively review and approve the matters presented to the Board. It has been the experience to date of the members of the Board that they have been kept well informed as to the business and affairs of the Company and that the matters which have been brought forward to the Board for approval have been appropriate.

 (ii)   the CEO:
The objectives of the Chief Executive Officer follow from his role and responsibilities in connection with the application of the strategic plan and the corporate objectives of the Company which are reviewed by the Board.

11.  (b) The Board should approve or develop the corporate objectives which the CEO is responsible for meeting.
The strategic plan and corporate objectives derived therefrom are reviewed by the Board on a periodic basis. The role and responsibilities of the Chief Executive Officer include the implementation of the Company’s strategic plan and corporate objectives and the general mandate to manage the Company and to maximize shareholder value. The Compensation Committee, when reviewing the compensation of the Chief Executive Officer, makes an overall assessment of the performance by the Chief Executive Officer in achieving such objectives and in directing the Company to meeting its strategic plan and corporate objectives.

12.  The Board should implement structures and procedures which ensure that the Board can function independently of management. An appropriate structure would be to appoint a Chairman who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or assign this responsibility to an outside director referred to as a “Lead Director”.

Mr. Ned Goodman is the President and Chief Executive Officer of the Company. The Board views the involvement of Mr. Goodman, the controlling shareholder of the Company, in the business and affairs of the Company, including the day-to-day operations of the Company, as being important.

Mr. Harold (Sonny) Gordon who is an outside, independent and “unrelated” director, is the Chairman of the Board. The independent members of the Board meet, on a regular basis and at the conclusion of Board meetings, without management and without the management directors of the Company. The Chairman also serves as a liaison on corporate governance and compensation matters between the Board and management of the Company.

The Board has established an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee which function pursuant to written mandates and whose roles and responsibilities are described in this report. All of the members of such committees are “unrelated” directors of the Company. The composition and the mandates of each of the committees are reviewed and approved annually by the full Board. When necessary or desirable, the Board will establish other committees composed of directors of the Company who are considered to be independent with respect to the issues to be reviewed and determined.

13. (a) The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.

The roles and responsibilities of the Audit Committee are set forth in the written mandate of the Audit Committee which the Audit Committee as well as the Board reviews and approves on an annual basis. Such roles and responsibilities include reviewing the Company’s financial reporting procedures and overseeing the Company’s continuing compliance with financial disclosure obligations. The Audit Committee reports to the Board on an ongoing basis with respect to these matters as well as with respect to the financial statements of the Company prepared by the Company. The Audit Committee also discusses with management the Company’s policies and procedures for risk management and credit and operational risk, where applicable, reviews audit plans, meets with the external auditors of the Company, with and without management, and reviews the performance of and communication with the external auditors of the Company. The management’s discussion and analysis and the annual audited financial statements of the Company are reviewed by the Audit Committee on an annual basis prior to their review and approval, upon the recommendation of the Audit Committee, by the full Board and the management’s discussion and analysis and interim unaudited financial statements of the Company are reviewed by the Audit Committee on a quarterly basis prior to their review and approval, upon the recommendation of the Audit Committee, by the full Board.

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Subject to the powers of the shareholders of the Company with respect to the appointment of the external auditors of the Company, the Audit Committee has the authority and responsibility to recommend the appointment and the revocation of the appointment of the external auditors of the Company and to fix their remuneration. The Audit Committee reviews the independence and objectivity of the external auditors including reviewing relationships and other non-audit services which may be provided by the external auditors to the Company which may impact on their independence. The Audit Committee pre-approves all audit and non-audit services provided by the independent auditors of the Company in accordance with SOX provisions and has determined that the Company shall not engage the independent auditors to perform certain specific non-audit services proscribed by regulations in the United States even though such regulations are not applicable in Canada.

Additional SOX provisions which will come into effect in the future as well as rules of certain securities regulatory authorities in Canada which are or will become applicable to the Company in 2005 deal, among other things, with the composition of audit committees including specified independence requirements, the qualifications and financial literacy of audit committee members, the review of financial statements by audit committees, the responsibilities of audit committees and of an issuer relating to audit committees and certain public disclosure documents of an issuer containing specific disclosure relating to audit committees. The Audit Committee has extensively reviewed its composition, mandate and responsibilities in light of these new rules. As a result, the Audit Committee appointed an additional member to the Audit Committee in June 2004 and has extensively revised its mandate in November 2004 which was subsequently approved by the Board. The Audit Committee reviews and reassesses its mandate at least annually and such mandate is approved by the Board. A copy of the Audit Committee’s Charter is attached to the Company’s Annual Information Form for the financial year ended December 31, 2004 dated March 24,2005 and can be found on www.sedar.com.

In 2005, at the recommendation of the Audit Committee and the Corporate Governance and Nominating Committee, the Board approved the implementation of a Whistleblower Policy in accordance with the provisions of SOX and Multilateral Instrument 52-110 of certain Canadian securities regulatory authorities.

13.   (b) The Audit Committee of the Board should be composed only of outside directors.
The Audit Committee is made up of four directors, all of whom are outside and “unrelated” directors of the Company. All of the members of the Audit Committee are financially literate and three members have accounting or related financial expertise. The Board, upon recommendation of the Audit Committee, has determined that each of the members of the Audit Committee has the necessary qualifications and has been designated as an “Audit Committee Financial Expert” of the Company as such term is defined under SOX. Each of the members of the Audit Committee has also been deemed, by the Board, upon recommendation of the Audit Committee, to be “independent” as defined under the rules of the New York Stock Exchange and “independent” and “financially literate” under Multilateral Instrument 52-110 of certain Canadian securities regulatory authorities. None of the members of the Audit Committee receives, directly or indirectly, any compensation from the Company other than directors’ compensation.

14.   The Board should implement a system to enable an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

The Company has a practice permitting the Board, any committee thereof and any individual director to engage independent external advisors at the expense of the Company when necessary. The mandate of the Corporate Governance and Nominating Committee includes determining if the Board, any committee thereof or an individual director of the Company should retain, at the expense of the Company, an independent external advisor and the terms and conditions of such retainer.

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Corporate Directory

Board of Directors

Ned Goodman

President & Chief Executive Officer, Dundee Corporation,

President & Chief Executive Officer, Dundee Wealth Management Inc., Chairman, President & Chief Executive Officer of DWM Inc. and Chairman, Goodman & Company, Investment Counsel Ltd.

Ned Goodman, B.Sc., MBA, CFA, LL.D., of Toronto, Ontario has served as a director of the Company since its inception in October 1991. Mr. Goodman has almost four decades of investment experience and has recently returned to investment management as the lead portfolio manager for the Dynamic Focus+ family of funds. Mr. Goodman is President and Chief Executive Officer of the Company, President and Chief Executive Officer of Dundee Wealth Management Inc., Chairman of Goodman & Company, Investment Counsel Ltd. and of the Board of Trustees of Dundee REIT. He is also Chairman Emeritus of the Canadian Council of Christians and Jews and a Governor of Junior Achievement of Canada. Mr. Goodman is also a director of Dundee Precious Metals Inc. and Eurogas Corporation.

Normand Beauchamp

President, Capital NDSL Inc.

Normand Beauchamp of Montréal, Québec has served as a director of the Company since its inception in October 1991. Mr. Beauchamp has spent his career in the communications industry. Since 1960, he has been active in different areas of the Canadian broadcasting industry, operating and developing radio and television stations and networks. In 1985, he acquired Radiomutuel Inc. and became President, Chairman and Chief Executive Officer. Mr. Beauchamp is now President of Capital NDSL Inc., an investment company, and is also a director of Astral Media Inc., Chemins de Fer du Quebec, Lipso Systems Inc. and PROADN Diagnostics.

Paul A. Carroll, Q.C.

President, Carnarvon Capital Corporation

Paul A. Carroll, Q.C., of Toronto, Ontario has served as a director of the Company since its inception in October 1991. During his 40 years in the legal profession, Mr. Carroll has concentrated his practice on corporate and securities, natural resources, real estate finance and development and international trade and investment law. Mr. Carroll is currently President of Carnarvon Capital Corporation, a corporate advisory company, and is President and Chief Executive Officer of Diadem Resources Ltd., a public diamond exploration company, and Worldwide Minerals Ltd. and Hollinger Inc. Mr. Carroll is also a director of Crowflight Minerals Inc.

Jonathan Goodman

President & Chief Executive Officer, Dundee Precious Metals Inc.

Jonathan Goodman, PEng, MBA, CFA, of Toronto, Ontario has served as a director of the Company since May 1996. Mr. Goodman is President and Chief Executive Officer of Dundee Precious Metals Inc., and has nearly 20 years experience in the resource and investment industry. Mr. Goodman joined Goodman & Company, Investment Counsel Ltd. in 1990 and was President from December 1998 to November 2001. Mr. Goodman is also a director of Breakwater Resources Ltd., Diagem International Resource Corp., Dundee Resources Limited, Eurogas Corporation, Major Drilling Group International Inc., Tahera Diamond Corporation, Odyssey Resources Ltd. and Woodruff Capital Management Inc.

Harold P. Gordon, Q.C.

Chairman, Dundee Corporation

Harold P. “Sonny” Gordon, Q.C. of Sunny Isles, Florida was appointed the Chairman of the Company in November 2001 and has served as a director since August 2000. Mr. Gordon was a partner with the law firm of Stikeman, Elliott for 28 years. Mr. Gordon was a director of Hasbro, Inc. and was appointed Vice Chairman of Hasbro, Inc. in 1995 and served until 2002. Mr. Gordon is also a director of Alliance Atlantis Communications Inc., Transcontinental Ltd., Dorel Industries Inc. and Sonomax Hearing Health Care Inc. Mr. Gordon is also the Chairman and a director of the Sauvé Scholars Foundation.

Dr. Frederick H. Lowy

President & Vice Chancellor, Concordia University

Dr. Lowy, OC, MD, LL.D., of Montréal, Quebéc has served as a director of the Company since April 1999. Dr. Lowy was a professor of psychiatry at the University of Toronto for over 20 years during which time he also served as Department Chair and Dean of the Faculty of Medicine. Following several hospital appointments and his position as Director and Founder of the University of Toronto’s Centre for Bioethics, Dr. Lowy was appointed Rector and Vice-Chancellor of Concordia University in August 1995. Dr. Lowy is currently the President and Vice-Chancellor of Concordia University and is a former director of the Montréal Board of Trade, Centraide (The United Way) and the National Ballet of Canada as well as a past trustee of several Toronto hospitals and the Ontario Cancer Institute.

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Garth A.C. MacRae

Garth MacRae, C.A., of Toronto, Ontario has served as a director of the Company since its inception in October 1991 and served as Vice Chairman from June 1993 until March 2004. Mr. MacRae has over 15 years of public accounting experience and has held executive positions with Hudson Bay Mining, Brinco Limited and Denison Mines Limited. Mr. MacRae sits on the boards of Glencairn Gold Corporation, Breakwater Resources Ltd., ChondroGene Limited, Dimethaid Research Inc., Dundee Precious Metals Inc., Dundee Wealth Management Inc., Eurogas Corporation, Torque Energy Inc. as well as the board of governors of Goodman & Company, Investment Counsel Ltd.

K. Barry Sparks

President, Torvan Capital Group Inc.

K. Barry Sparks, B.Comm, F.I.C.B., of Toronto, Ontario has served as a director of the Company since April 1993. Mr. Sparks was with the Royal Bank of Canada from 1962 to 1984. Since then he has provided corporate advice and management services through several companies. Mr. Sparks is President of Torvan Capital Group Inc. and is also President and a director of Cencotech Inc., Vice Chairman and a director of VR Interactive Corporation and a director of Ridgeway Petroleum Corp. and Dundee Wealth Bank.

Harry R. Steele

Chairman, Newfoundland Capital Corporation Limited

Harry Steele, OC, of Dartmouth, Nova Scotia, has served as a director of the Company since its inception in October 1991. Following a 24 year career in the Royal Canadian Navy, Mr. Steele retired as Base Commander, CFB Gander, and was instrumental in the development of Eastern Provincial Airways which was purchased by Canadian Pacific and today forms part of Air Canada. Mr. Steele is the Chairman of Newfoundland Capital Corporation Limited, a publicly-traded company which operates 61 radio licenses across Canada. Mr. Steele is also a director of Hollinger Canadian Newspapers G.P. Inc. *Photo by C. Falk Foto, Gander, Nfld.

Robert McLeish

Consultant

Robert McLeish, CFA, of Toronto, Ontario has served as a director of the Company since March 2002 and has recently been appointed Chairman of Dundee Wealth Management Inc. Mr. McLeish is a consultant who has over 34 years of experience in the investment business and retired as Vice Chairman and director of Merrill Lynch Canada Inc. Mr. McLeish has been a member of various committees of The Toronto Stock Exchange, including the Conflicts of Interest Committee, and is currently a director of Airboss of America Corp., Welton Energy Corporation, the Juvenile Diabetes Research Foundation and a number of private corporations.

Officers

Harold P. Gordon, Q.C.	David J. Goodman	Daniella E. Dimitrov
Chairman	Executive Vice-President	Vice-President & General Counsel
Ned Goodman	Joanne Ferstman	Lucie Presot
President & Chief Executive Officer	Executive Vice-President,	Vice-President & Controller
Chief Financial Officer
Donald K. Charter	& Corporate Secretary	Lili Mance
Executive Vice-President		Assistant Corporate Secretary

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N O T E S

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Executive Office

Scotia Plaza, 55th Floor 40 King Street West Toronto, Ontario M5H 4A9

Registrar and Transfer Agent

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

 Toronto, Ontario M5J 2Y1

 Toll Free: 1.800.564.6253

 Fax: 1.888.453.0330

Email: service@computershare.com

Stock Listing

The Toronto Stock Exchange

Stock Symbol

DBC.SV.A

www.dundeecorporation.com